Filed pursuant to Rule 424(b)(3)

Registration No. 333-119696

PROSPECTUS

NORCRAFT HOLDINGS, L.P.

NORCRAFT CAPITAL CORP.

Offer to Exchange

$118,000,000 principal amount of our outstanding 9 3/4% Senior Discount Notes due 2012 for new 9 3/4% Senior Discount Notes due 2012

We are offering to exchange our 9 3/4% Senior Discount Notes due 2012, or the exchange notes, for our currently outstanding 9 3/4% Senior Discount Notes due 2012, or the outstanding notes. The exchange notes are substantially identical to the outstanding notes, except that the exchange notes have been registered under the federal securities laws, are not subject to transfer restrictions and are not entitled to certain registration rights relating to the outstanding notes. The exchange notes will represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture.

The exchange notes will be our general unsecured senior obligations, ranking equal in right of payment with all of our existing and future unsecured senior obligations.

The principal features of the exchange offer are as follows:

➢	The exchange offer expires at 5:00 p.m., New York City time, on, November 23, 2004, unless extended. We do not currently intend to extend the expiration date of the exchange offer.

➢	The exchange offer is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

➢	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

➢	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

➢	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

➢	We will not receive any proceeds from the exchange offer. We will pay all expenses incurred by us in connection with the exchange offer and the issuance of the exchange notes.

You should consider carefully the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.

Neither the U.S. Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 25, 2004.

[Inside Front Cover]

This prospectus incorporates important business and financial information about the company that is not included or delivered with this prospectus. This information is available without charge to security holders upon written or oral request.

Any requests for business and financial information incorporated but not included in this prospectus should be sent to Norcraft Holdings, L.P. 3020 Denmark Avenue, Suite 100, Eagan, MN 55121, Attn: Treasurer. To obtain timely delivery, holders of outstanding notes must request the information no later than five business days before November 23, 2004, the date they must make their investment decision.

Prospectus summary

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes included elsewhere herein. Unless the context indicates or otherwise requires, the terms “our company,” “we,” “us” and “our” refer to Norcraft Holdings, L.P. and its consolidated subsidiaries. In connection with the description of the securities offered hereby, unless the content requires otherwise, these terms refer only to Norcraft Holdings, L.P. and Norcraft Capital Corp. Unless otherwise noted, references to “pro forma” and other financial terms have the meanings set forth under “—Summary historical and pro forma financial information.”

OUR COMPANY

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the United States. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets. Our products are manufactured in both framed and frameless, or full access, construction. We market our products through four brands: Mid Continent Cabinetry®, UltraCraft®, StarMark® and Fieldstone®. Each of these brands represents a distinct line of cabinetry and has been in operation for over 18 years, with Mid Continent, our original brand, having been established in 1966. We believe each brand is well recognized and highly respected throughout the industry for its attractive style, flexibility, quality and value.

OUR HISTORY

We were founded as Marshall Millworks, Inc. in 1966 as a single millwork manufacturing facility located in Marshall, Minnesota. For the next 32 years, Marshall Millworks sold its products under the Mid Continent brand and grew organically, adding capacity as needed to support growth. Marshall Millworks subsequently changed its name to Norcraft Companies, Inc. and, in 1998, Norcraft Companies, L.L.C. was formed and acquired the operating business of Norcraft Companies, Inc. In June 2000, we acquired the assets of The UltraCraft Company, located in Liberty, North Carolina, in order to expand our product offering and customer base through the addition of a semi-custom full access cabinetry line. To further expand the breadth of our product offering, market presence and manufacturing capabilities, we acquired the StarMark and Fieldstone brands with the acquisition of the assets of StarMark, Inc., located in Sioux Falls, South Dakota, in March 2002.

On October 21, 2003, Norcraft Holdings, L.P., a new entity formed at the direction of SKM Equity Fund III, L.P., Trimaran Fund II, L.L.C. and Mark Buller and his relatives, acquired 100% of the outstanding membership units of Norcraft Companies, L.L.C. from the then existing unitholders. Norcraft Companies, L.L.C. converted to a Delaware limited partnership and is now Norcraft Companies, L.P.

An investor group led by SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C., contributed an aggregate of approximately $113.9 million in cash to Norcraft Holdings, L.P. in return for limited partnership units. Mark Buller and his relatives, directly and indirectly, contributed an aggregate of $15.5 million to Norcraft Holdings, L.P. in return for limited partnership units, which $15.5 million investment consisted of approximately $12.5 million in cash and the contribution of 100% of the outstanding equity interests of Norcraft Canada Corporation, a Nova Scotia unlimited liability company, which is the owner of a new manufacturing facility in Winnipeg, Canada. Norcraft Canada Corporation became a wholly owned subsidiary of Norcraft Companies, L.P. In addition, the members of our senior management team exchanged a majority of their membership units in Norcraft Companies, L.L.C. for limited partnership units of Norcraft Holdings, L.P. and further, forwent cash bonuses relating to the Acquisition payable after the closing in consideration for the right to receive additional limited partnership units of Norcraft Holdings, L.P. in the future.

The general partner of Norcraft Companies, L.P. and Norcraft Holdings, L.P. is Norcraft GP, L.L.C., a Delaware limited liability company whose members are investors controlled by SKM Equity Fund III, L.P., Trimaran Fund II, L.L.C. and Mark Buller and his relatives. We refer to the unit purchase and the related transactions and financings as the “Acquisition.”

Our principal executive offices are located at 3020 Denmark Avenue, Suite 100, Eagan, Minnesota 55121. Our telephone number is 651-234-3300 and our website can be found at www.norcraftcompanies.com. Information on our website is deemed not to be a part of this prospectus.

Summary of the terms of the exchange offer

We sold the outstanding notes to initial purchasers. The initial purchasers subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

The following is a brief summary of the material terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete description of the exchange offer, see “The exchange offer.”

Securities Offered	$118,000,000 in aggregate principal amount of 9 3/4% senior discount notes due 2012.

Exchange Offer

The exchange notes are being offered in exchange for a like principal amount of outstanding notes. We will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on November 23, 2004. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

➢	The exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

➢	The exchange notes bear a different CUSIP number than the outstanding notes; and

➢	The holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

Resale

Based on an interpretation by the Staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act provided that:

➢	you are acquiring the exchange notes in the ordinary course of your business;

➢	you have not participated in, do not intend to participate in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

➢	you are not an “affiliate” of Norcraft Holdings, L.P. within the meaning of Rule 405 of the Securities Act.

Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned “Plan of Distribution.” Any holder of outstanding notes who:

➢	is an affiliate of Norcraft Holdings, L.P.,

➢	does not acquire exchange notes in the ordinary course of its business, or

➢	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the Staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on November 23, 2004 unless we decide to extend the exchange offer. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holders promptly after expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us.

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal. If you hold outstanding notes through the Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the applicable letter of transmittal.

By executing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

➢	any exchange notes to be received by you will be acquired in the ordinary course of business;

➢	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of exchange notes in violation of the provisions of the Securities Act;

➢	you are not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of Norcraft Holdings, L.P. or Norcraft Capital Corp. or if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

➢	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of such exchange notes.

See “The Exchange offer – Procedure for Tendering” and “Plan of distribution.”

Effect of Not Tendering in the Exchange Offer

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations to register, and we do not currently anticipate that we will register, the outstanding notes under the Securities Act.

Special Procedures for Beneficial Owners

If you are a beneficial owner of outstanding notes that are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other documents required by the applicable letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedure.”

Interest on the Exchange Notes and the Outstanding Notes

Interest will accrue on the exchange notes in the form of an increase in the accreted value of the notes prior to September 1, 2008. Thereafter, cash interest on the exchange notes will accrue and be payable semiannually in arrears on March 1 and September 1 of each year, commencing March 1, 2009 at a rate of 9 3/4% per annum. The notes exchange have an initial accreted value of $680.795 per $1,000 principal amount at maturity of the exchange notes. The accreted value of each note will increase from the date of issuance until September 1, 2008, at a rate of 9 3/4% per annum such that the accreted value will equal the principal amount at maturity on September 1, 2008.

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

Material United States Federal Income Tax Considerations

The exchange of outstanding notes for exchange notes in the exchange offer is not a taxable event for U.S. federal income tax purposes. Please read the section of this prospectus captioned “Certain United States Federal Income Tax Considerations” for more information on tax consequences of the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent

U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are set forth under the heading “The Exchange offer—Exchange Agent.”

Summary description of the exchange notes

The following is a brief summary of the material terms of the exchange notes. We refer to the exchange notes and the outstanding notes together as the “notes.” For a more complete description of the terms of the exchange notes, see “Description of the exchange notes.”

Issuers	Norcraft Holdings, L.P. and Norcraft Capital Corp.

Notes Offered	$118,000,000 aggregate principal amount at maturity of 9 3/4% Senior Discount Notes due 2012.

Issue Price	$680.795 per $1,000 principal amount at maturity.

Maturity Date	September 1, 2012.

Accretion/Interest

The notes accrete at the rate of 9 3/4% per annum, compounded semiannually on March 1 and September 1 of each year, to, but not including, September 1, 2008. From and after September 1, 2008, cash interest on the notes will accrue at the rate of 9 3/4% per annum, and will be payable semiannually in arrears on March 1 and September 1, commencing on March 1, 2009, until maturity.

Original Issue Discount

The notes are being offered with original issue discount for U.S. federal income tax purposes. Although cash interest is not payable on the notes prior to September 1, 2008, original issue discount must be included as gross income for U.S. federal income tax purposes in advance of the receipt of the cash payments to which the income is attributable. See “Certain United States federal income tax considerations.”

Optional Redemption

We cannot redeem the notes, in whole or in part, until September 1, 2008, except as provided below in connection with an equity offering or as provided below in “Optional Redemption Upon a Change of Control.” Thereafter we may redeem the notes, in whole or in part, at any time on or after September 1, 2008 at the redemption prices set forth in “Description of the notes—Optional Redemption,” plus accrued and unpaid interest.

In addition, prior to September 1, 2007, we may redeem up to 35% of the aggregate principal amount at maturity of the notes with the proceeds of qualified equity offerings at a redemption price equal to 109.750% of the accreted value, provided that at least 65% of the original aggregate principal amount at maturity of the notes remains outstanding after the redemption.

Optional Redemption Upon a Change of Control

If we experience a change of control prior to September 1, 2008, we may redeem all, but not less than all, the notes at a redemption price equal to 100% of the accreted value plus a make-whole premium.

Change of Control

If we experience a change of control, we are required to offer to purchase the notes at a purchase price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase. We may not have sufficient funds, or the terms of our other debt may prevent us from purchasing the notes upon a change of control. See “Description of the notes—Change of Control.”

Ranking	The notes are our unsecured senior obligations and:

➢	rank equally in right of payment with our future unsecured senior indebtedness;

➢	rank senior in right of payment to any of our future indebtedness that is expressly subordinated to the notes;

➢	are effectively subordinated in right of payment to our future secured debt to the extent of the value of the assets securing such debt; and

➢	are effectively subordinated to all obligations of each of our existing and future subsidiaries, including Norcraft Companies, L.P.

Certain Covenants	The indenture governing the notes contains covenants that limit our ability and the ability of our subsidiaries to, among other things:

➢	incur additional indebtedness;

➢	pay dividends or make other distributions or repurchase or redeem our stock;

➢	make investments;

➢	sell assets;

➢	incur liens;

➢	enter into agreements restricting our subsidiaries’ ability to pay dividends;

➢	enter into transactions with affiliates; and

➢	consolidate, merge or sell substantially all of our assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of the exchange notes” in this prospectus.

Absence of a Public Market

The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you that a market for the exchange notes will develop or make any representation as to the liquidity of any market. We do not intend to apply for the listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers advised us that they intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. See “Plan of distribution.”

Risk Factors	See “Risk factors,” beginning on page 13, for a discussion of factors you should carefully consider before deciding to invest in the notes.

Summary historical and pro forma financial information

The summary historical financial data presented below under the captions “Balance Sheet Data” as of December 31, 2002, the predecessor company, and December 31, 2003, the successor company, and the “Statement of Operations Data” for each of the years in the two-year period ended December 31, 2002 and for the period from January 1, 2003 through October 20, 2003, the predecessor company, and for the period from October 21, 2003 through December 31, 2003, the successor company, are derived from our audited financial statements, which are included elsewhere in this prospectus together with the report thereon. The summary historical financial data presented below under the captions “Balance Sheet Data” as of June 30, 2004 and the “Statement of Operations Data” for each of the six months ended June 30, 2003, the predecessor company, and 2004, the successor company, are derived from our condensed unaudited financial statements, which are included elsewhere in this prospectus. The predecessor company financial statements have been presented at their historical cost basis. The successor company financial statements have been prepared giving effect to the Acquisition, including recapitalization of our company in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions, as a partial purchase. The summary unaudited pro forma statement of operations data set forth below gives effect to the matters described under “Unaudited pro forma financial information” included elsewhere in this prospectus, as if such matters occurred on January 1, 2003 in the case of Statements of Operation Data and June 30, 2004 in the case of Balance Sheet Data. The unaudited pro forma information does not purport to represent what our results of operations would have been if such matters had occurred as of the date indicated or what those results will be for future periods. This data is qualified in its entirety by the more detailed information appearing in our financial statements and related notes, “Unaudited pro forma financial information,” and “Management’s discussion and analysis of financial condition and results of operations” and other financial information included elsewhere in this prospectus.

			Predecessor	Successor			Pro Forma Twelve Months Ended June 30, 2004
			For the Period January 1, 2003 through October 20, 2003	For the Period October 21, 2003 through December 31, 2003	Predecessor	Successor
	Fiscal Year Ended December 31,				Six Months Ended June 30,
	2001(1)	2002(1)			2003	2004
	(dollars in thousands)
Statement of Operations Data:
Net sales	$136,855	$203,860	$203,899	$52,777	$120,470	$156,683	$292,889
Cost of sales	96,607	141,705	135,918	36,341	80,465	104,626	196,504

Gross profit	40,248	62,155	67,981	16,436	40,005	52,057	96,385
Selling, general and administrative expense	30,026	36,031	37,721	10,168	21,009	28,511	56,868
Other	—	—	4,127	—	—	—	4,127

Income from operations	10,222	26,124	26,133	6,268	18,996	23,546	35,390
Interest expense, net	3,585	2,574	1,422	3,217	963	7,977	24,411
Amortization of deferred financing costs	198	301	267	391	166	1,244	2,630
Other, net	12	641	638	610	383	(89)	776

Total other expenses	3,795	3,516	2,327	4,218	1,512	9,132	27,817

Income from continuing operations	6,427	22,608	23,806	2,050	17,484	14,414	7,573
Loss from discontinued operations	439	—	—	—	—	—	—
Loss on disposal of discontinued operations	4,049	—	—	—	—	—	—

Net income	$1,939	$22,608	$23,806	$2,050	$17,484	$14,414	$7,573

	December 31,			June 30,
	2001(1)	2002(1)	2003	2004
	(in thousands)
Balance Sheet Data:
Total assets	$80,773	$103,940	$356,842	$371,040
Total debt	$30,597	$24,749	$195,000	$192,500

(1)	Predecessor company.

Risk factors

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and you should take these risks into account in evaluating us or any investment decision involving us. This section does not describe all risks applicable to us, our industry or our business, and it is intended only as a summary of the material risk factors.

RISKS ASSOCIATED WITH OUR BUSINESS

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

We have a significant amount of indebtedness which could adversely affect our financial condition and business. At June 30, 2004, we had $272.8 million of indebtedness outstanding and approximately $21.5 million of additional borrowing capacity under the revolving portion of our senior credit facility with approximately $3.5 million in outstanding letters of credit.

Our high level of indebtedness could:

➢	make it more difficult for us to satisfy our obligations on the notes;

➢	reduce the availability of our cash flow for other purposes, such as capital expenditures, acquisitions and working capital;

➢	place us at a disadvantage compared to our competitors that have less debt;

➢	expose us to fluctuations in the interest rate environment because the senior credit facility is at a variable rate of interest; and

➢	limit our ability to borrow additional funds.

We expect to obtain the money to pay our expenses and to pay the interest on the notes, our senior credit facility, the 9% notes and other debt from cash flow from our operations and from additional loans under our senior credit facility. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors which we will not be able to control. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt (including the notes) and to meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt (including the notes), sell assets or borrow more money. We may not be able to do so on terms acceptable to us or at all. In addition, the terms of existing or future debt agreements, including our senior credit facility, the indenture governing the notes, and the indenture governing the 9% notes, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve such alternatives could significantly adversely affect the value of the notes and our ability to pay principal of and interest on the notes.

The indenture for the notes, the indenture for the 9% notes and our senior credit facility impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities.

The indenture for the notes, the indenture for the 9% notes and our senior credit facility impose significant operating and financial restrictions on us. These restrictions will limit our ability and our

Risk factors

subsidiaries to, among other things, incur additional indebtedness, make investments, sell assets, incur certain liens, enter into agreements restricting our subsidiaries’ ability to pay dividends, or merge or consolidate. In addition, our senior credit facility requires us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

Increases in interest rates and the reduced availability of financing for home improvements may cause our sales and profitability to decrease.

In general, demand for home improvement products may be adversely affected by increases in interest rates and the reduced availability of financing. If interest rates increase and consequently, the ability of prospective buyers to finance purchases of home improvement products is adversely affected, our business, financial condition and results of operations may also be adversely impacted and the impact may be material.

Downturns in the home building industry or the economy could negatively affect the demand for and pricing of our products and our operating results.

The home building industry may be significantly affected by changes in economic and other conditions such as gross domestic product levels, employment levels, demographic trends, availability of financing, interest rates and consumer confidence. A decrease in employment levels, consumer confidence or the availability of financing could negatively affect the demand for and pricing of our products which would adversely affect our results of operations.

Increased prices for raw materials or finished goods used in our products could increase our cost of sales and decrease demand for our products, which could adversely affect our profitability or revenues.

Our profitability is affected by the prices of the raw materials and finished goods used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including, among others, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Continued increases could adversely affect our profitability or revenues. We have no long-term supply contracts for the raw materials and finished goods used in the manufacture of our products. This means that we are subject to changes in the prices charged by our suppliers. Significant increases in the prices of raw materials or finished goods could adversely affect our profit margins, especially if we are not able to recover these costs by increasing the prices we charge our customers for our products.

Interruptions in deliveries of raw materials or finished goods could adversely affect our profitability or revenues.

Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business. Extended

Risk factors

unavailability of a necessary raw material or finished good could cause us to cease manufacturing of one or more products for a period of time. In addition, the manufacturing process for UltraCraft’s Vision product line includes components which are made by an Italian manufacturer using proprietary technology. The manufacturer’s failure to deliver components could cause us to cease manufacturing the Vision line products.

The loss of, or deterioration of relationships with, our sales representatives could adversely affect our sales and profits.

We depend on the services of independent sales representatives to sell the majority of our products and provide services and aftermarket support to our customers. The sales representative agreements we have are typically cancelable by the sales representative after a short notice period, if any at all. Furthermore, many of these sales representatives also sell our competitors’ products. The loss of a substantial number of these relationships, or our failure to maintain good relationships with these sales representatives, could materially reduce our sales and profits.

Environmental requirements applicable to our manufacturing and distribution facilities may impose significant environmental compliance costs and liabilities, which would adversely affect our results of operation.

Our facilities are subject to numerous federal, state and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, storage, treatment and disposal of waste, remediation of contaminated sites, and protection of worker health and safety. We believe we are in substantial compliance with all applicable requirements. However, our efforts to comply with environmental requirements do not remove the risk that we may be held liable, or incur fines or penalties, and that the amount of liability, fines or penalties may be material, for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for contamination discovered at any of our properties from activities conducted by previous occupants.

Changes in environmental laws and regulations or the discovery of previously unknown contamination or other liabilities relating to our properties and operations could result in significant environmental liabilities which could make it difficult to pay the interest or principal amount of the notes when due. In addition, we might incur significant capital and other costs to comply with increasingly stringent air emission control laws and enforcement policies which would decrease our cash flow available to service our indebtedness.

We may not effectively compete in the highly fragmented and very competitive cabinet industry market, which may adversely affect our revenues.

We operate in the highly fragmented and very competitive cabinetry industry. Our competitors include national and local cabinetry manufacturers. These can be large consolidated operations which house their manufacturing facilities in large and efficient plants, as well as relatively small, local cabinetmakers. Some of our competitors have achieved substantially more market penetration in certain of the markets in which we operate. Some of our competitors have greater resources available and are less highly leveraged, which may provide them with greater financial flexibility. Moreover, companies in other building products industries may compete with us. To remain competitive, we will need to invest continuously in manufacturing, customer service and support, marketing and our dealer network. We may have to adjust the prices of some of our products to stay competitive, which would reduce our revenues. We may not have sufficient resources to continue to make such investments or maintain our competitive position within each of the markets we serve.

Risk factors

If we are unable to meet future capital requirements, our product offering may become dated, our productivity may decrease and the quality of our products may be adversely affected, which, in turn, could reduce demand for and sales of our products, which would adversely affect our profitability.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. For example, we expect our capital expenditures for 2004 to be approximately $15.0 million. As we grow our businesses, we may have to incur significant capital expenditures for upgrades and improvements to our manufacturing facilities. However, our senior credit facility contains limitations that could affect our ability to fund our future capital expenditures and other capital requirements. We may not have, or be able to obtain, adequate funds to make all necessary capital expenditures when required. Additionally, the amount of future capital expenditures may be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product offering may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce demand for and sales of our products which would adversely affect our profitability.

Manufacturing or assembly realignments as a result of our continued review of operations may result in a decrease in our near-term earnings or not result in cost reductions as expected, which would harm our profitability.

We continually review our manufacturing and assembly operations and sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings until the expected cost reductions are achieved or may not result in expected cost savings at all. Such programs may include the consolidation and integration of facilities, functions, systems and procedures. Certain products may also be shifted from one manufacturing or assembly facility to another. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved either of which would harm our profitability.

Increases in the cost of labor, union organizing activity, and work stoppages at our facilities or the facilities of our suppliers could materially affect our financial performance.

Our business is labor intensive, and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. Currently, none of our employees are represented by labor unions. Strikes or other types of conflicts with personnel could arise or we may become a target for union organizing activity. Some of our direct and indirect suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these suppliers could result in slowdowns or closures of facilities where components of our products are manufactured. In addition, organizations responsible for shipping our products may be impacted by occasional strikes staged by the Teamsters Union. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs.

We could face potential product liability claims relating to products we manufacture or distribute which could result in significant costs and liabilities, which would reduce our profitability.

We face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign such products, which would result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us

Risk factors

or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product recall could result in adverse publicity against us, which could adversely affect our sales or increase our costs.

Our chief executive officer is party to a non-competition agreement with a former employer, and, while we believe his employment does not violate the agreement, we may incur costs associated with legal defense or monetary damages, and the effectiveness of our chief executive officer may be diminished.

Mr. Mark Buller, our chief executive officer, is party to a non-competition agreement with MasterBrand Cabinets, Inc., his former employer. Among other things, the agreement prohibits Mr. Buller, until December 31, 2004, from soliciting business, or directly or indirectly causing others to solicit business, that is competitive with MasterBrand or Omega Holdings’ line of products from any entity Mr. Buller dealt with that was a customer or targeted potential customer of MasterBrand or Omega Holding during the last 18 months of Mr. Buller’s employment with them. Although we have taken steps to ensure that Mr. Buller does not participate in solicitation of business from any customer accounts prohibited by the non-competition agreement, have made our senior managers aware of these customer accounts and have prohibited our senior managers from discussing those customer accounts with Mr. Buller, Mr. Buller could inadvertently violate the prohibition on soliciting these customers. Substantial costs may be incurred in defending any claims or in paying monetary damages in settlement or pursuant to a judicial order.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects.

Our continued success depends to a large extent upon the continued services of our senior management and certain key employees. Our chief executive officer, Mark Buller, has over 17 years of experience in the cabinetry industry. Our other senior executives have an average of 20 years experience in the building product industry. The loss of the experience and services of any of these individuals could have a material adverse effect on our revenue, our financial performance and our results of operations.

If we cannot adequately protect our intellectual property rights we may lose exclusivity in our brand, which could reduce our sales and revenue.

As a company that manufactures and markets consumer products, we rely heavily on trademarks and copyrights to protect our cabinetry brands. We believe that brand recognition is one of several important factors in a consumer’s choice of cabinetry. Current protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. Although we are not aware that any of our intellectual property rights infringes upon the proprietary rights of third parties, third parties may make such claims in the future. Any infringement claims, whether with or without merit, could be time-consuming, result in costly litigation or damages, undermine the exclusivity and value of our brands, decrease sales or require us to enter into royalty or licensing agreements that may not be on terms acceptable to us.

We may inherit significant unexpected third party liabilities and product warranty claims from operations that we have acquired or acquire in the future, which would increase our costs.

We may be subject to unexpected claims and liabilities arising from acquisitions we have made or may make in the future. We have acquired two operations within the last five years. Claims or liabilities may include matters involving third party liabilities and warranty claims against those operations we have

Risk factors

acquired or may acquire. These claims and liabilities could be costly to defend, could be material in amount and may exceed either the limitations of any applicable indemnification provisions or the financial resources of the indemnifying parties.

We may in the future acquire related businesses, which we may not be able to successfully integrate, in which case we may be unable to recoup our investment in those acquisitions.

We may, from time to time, explore opportunities to acquire related businesses, some of which could be material to us. As of the date of this prospectus, we have no agreements and are not in any discussions to acquire any material businesses or assets. If we do make acquisitions in the future, our ability to continue to grow, will depend upon effectively integrating these acquired companies, achieving cost efficiencies and managing these businesses as part of our company. While we believe we have successfully integrated the two operations we have acquired within the last five years, we may not be able to effectively integrate newly acquired companies or successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. If we are unable to successfully integrate acquisitions we may not be able to recoup our investment in those acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as general economic conditions and increased competition. In addition, the process of integrating these businesses could cause the interruption of, or loss of momentum in, the activities of our existing business. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our business and results of operations. Further, the economic benefits that we anticipate from these acquisitions may not develop.

Changes in consumer preferences for cabinet designs and configurations, and our failure to respond to such changes, could adversely affect demand for our product and our results or operations.

The cabinetry industry in general is subject to changing consumer trends, demands and preferences. Our continued success depends largely on the introduction and acceptance by our customers of new product lines that respond to such trends, demands and preferences. Our organic growth has been driven in part by our frequent new product introductions. For example, at Mid Continent, for the fiscal year ended December 31, 2003, we generated $37.7 million in net sales from new products introduced in the last three years. We may not be able to successfully develop and design new brands. Trends within the industry change often and our failure to anticipate, identify or react to changes in these trends could lead to, among other things, rejection of a new product line, reduced demand and price reductions for our products, and could adversely affect our sales.

In the event of consolidation of our dealers, through whom we primarily sell our products, pressure may be put on our operating margins, which could harm our profitability.

If our dealer base were to consolidate, competition for the business of fewer dealers would intensify. If we do not provide product offerings and price points that meet the needs of our dealers, or if we lose a substantial amount of our dealer base, our profitability could decrease.

We are controlled by our principal equityholders, which have the power to take unilateral action that could be adverse to the interests of holders of the notes.

Investors controlled by SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C., through their control of our general partner, control our affairs and policies. Circumstances may occur in which the interests of

Risk factors

these equity holders could be in conflict with the interests of the holders of the notes. In addition, these equity holders may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to holders of the notes. See “Management,” “Security ownership of certain beneficial owners and management” and “Certain relationships and related transactions.”

RISKS ASSOCIATED WITH THE EXCHANGE NOTES

Norcraft Holdings, L.P. and Norcraft Capital Corp. are the sole obligors under the exchange notes. Norcraft Holdings, L.P.’s subsidiaries, including Norcraft Companies, L.P., do not guarantee Norcraft Holdings, L.P.’s obligations under the exchange notes and do not have any obligation with respect to the exchange notes; the exchange notes are effectively subordinated to the debt and liabilities of Norcraft Holdings, L.P.’s subsidiaries, including Norcraft Companies, L.P., and are effectively subordinated to any of our future secured debt to the extent of the value of the assets secured by such debt.

Norcraft Holdings, L.P. has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. Norcraft Holdings, L.P.’s subsidiaries are separate and distinct legal entities and other than Norcraft Capital Corp., have no obligation, contingent or otherwise, to pay amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

The exchange notes are structurally subordinated to all debt and liabilities, including trade payables, of Norcraft Holdings, L.P.’s subsidiaries, including Norcraft Companies, L.P., and are effectively subordinated to any of Norcraft Holdings, L.P.’s future secured debt to the extent of the value of the assets securing such debt. You are only entitled to participate with all other holders of Norcraft Holdings, L.P.’s indebtedness and liabilities in the assets of Norcraft Holdings, L.P.’s subsidiaries remaining after Norcraft Holdings, L.P.’s subsidiaries have paid all of their debt and liabilities. Norcraft Holdings, L.P.’s subsidiaries may not have sufficient funds or assets to permit payments to Norcraft Holdings, L.P. in amounts sufficient to permit Norcraft Holdings, L.P. to pay all or any portion of its indebtedness and other obligations, including its obligations on the exchange notes. As of June 30, 2004 the aggregate debt of Norcraft Holdings, L.P.’s subsidiaries (other than Norcraft Capital Corp.) was $192.5 million.

Norcraft Capital Corp. has only nominal assets from which to make payments on the notes. Norcraft Capital Corp. is also an issuer of the notes. In the event of any distribution to our creditors, holders of the notes will not be able to seek payment from Norcraft Capital Corp.

Norcraft Capital Corp. is our wholly-owned subsidiary, with no operations and no assets from which to make payments on the notes. Norcraft Capital Corp. does not conduct any operations nor generate any revenue. In the event that Norcraft Holdings, L.P., the other issuer of the notes, is unable to make payments on the notes, you would not be able to obtain payment from Norcraft Capital Corp.

We may not be able to satisfy our obligations to holders of the notes upon a change of control to purchase the notes at a price equal to 101% of their principal amounts plus accrued interest, which could result in an acceleration of payments due under our existing indebtedness. If there is an acceleration under our existing indebtedness, we may not be able to make payments on the notes.

Risk factors

Upon the occurrence of a “change of control,” as defined in the indenture, each holder of the notes has the right to require us to purchase the notes at a price equal to 101% of the accreted value, together with any accrued and unpaid interest. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture. In addition, a change of control may constitute an event of default under Norcraft Companies, L.P.’s senior credit facility and existing 9% notes indenture. A default under Norcraft Companies, L.P.’s senior credit facility or existing 9% notes indenture would result in an event of default under the indenture if the lenders accelerate the debt under such instruments.

If a change of control occurs, we may not have enough assets to satisfy all obligations under Norcraft Companies, L.P’s senior credit facility and existing 9% notes indenture and the indenture related to the notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under Norcraft Companies, L.P.’s senior credit facility and existing 9% notes indenture and the notes or obtain a waiver from the lenders, the holders of Norcraft Companies, L.P.’s existing 9% notes or you as a holder of the notes. We may not be able to obtain a waiver or refinance our indebtedness on commercially reasonable terms.

We will be able to incur more indebtedness and the risks associated with our substantial leverage, including our ability to service our indebtedness, will increase.

The indentures relating to the notes and Norcraft Companies, L.P.’s existing 9% notes and the credit agreement governing Norcraft Companies, L.P.’s senior credit facility permit us and/or our subsidiaries, subject to specified conditions, to incur additional indebtedness, including secured indebtedness, under certain circumstances. See “Description of the exchange notes” and “Description of other indebtedness.” If we incur additional debt, the risks associated with our substantial leverage, including risks relating to our ability to service our debt, would increase. If we incur any secured debt in the future, holders of this secured debt will have claims that are prior to your claims as holders of the notes to the extent of the value of the assets securing that other debt. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of secured debt will have a prior claim to the assets that constitute their collateral.

All of our assets are owned, and all of our net sales are generated, by our subsidiaries. The terms of Norcraft Companies, L.P.’s existing senior credit facility currently do not permit distributions to Norcraft Holdings, L.P. under any circumstances for purposes of paying interest on the notes and the terms of its future indebtedness may contain similar restrictions. Consequently, Norcraft Holdings, L.P. may not have access to the cash flow and other assets of its subsidiaries that may be needed to make payments on the notes.

Norcraft Holdings, L.P.’s operations are conducted through its subsidiaries and its ability to make payment on the notes is dependent on the earnings and the distribution of funds from its subsidiaries. However, none of its subsidiaries is obligated to make funds available to Norcraft Holdings, L.P. for payment on the notes. In addition, the terms of the indenture governing Norcraft Companies, L.P.’s existing 9% notes and the terms of Norcraft Companies, L.P.’s senior credit facility significantly restrict Norcraft Companies, L.P. and its subsidiaries from paying dividends and otherwise transferring assets to Norcraft Holdings, L.P.

In particular, the terms of Norcraft Companies, L.P.’s existing senior credit facility currently do not permit distributions to Norcraft Holdings, L.P. under any circumstances for purposes of paying interest on the notes. Consequently, in order to make scheduled payments of cash interest on the notes commencing on March 1 , 2009, we would either need to obtain an amendment to our credit facility or

Risk factors

repay it. Additionally, the indenture governing the notes permits us to incur significant additional restrictions on the ability of our subsidiaries to pay dividends to us. See “Description of the exchange notes—Certain Covenants—Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries.”

From and after September 1, 2008, cash interest on the notes will accrue at the rate of 9 3/4% per annum, and will be payable semi-annually. We cannot assure you that our subsidiaries will maintain a level of cash flow from operating activities sufficient to permit them and us to pay the principal, premium, if any, and interest on their and our indebtedness, including the notes. We cannot assure you that the agreements governing the current and future indebtedness of Norcraft Holdings, L.P.’s subsidiaries will permit Norcraft Holdings, L.P.’s subsidiaries to provide Norcraft Holdings, L.P. with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the notes when due. See “Description of other indebtedness.”

Original Issue Discount—You will be required to include original issue discount in your gross income for federal income tax purposes.

The notes were issued at a substantial discount from their principal amount at maturity. Although cash interest does not accrue on the notes prior to September 1, 2008, and there will be no periodic payment of cash interest on the notes prior to March 1, 2009, original issue discount (the difference between the stated redemption price at maturity and the issue price of the notes) accretes from the issue date of the notes. Consequently, a holder of a note will have income for tax purposes arising from such original issue discount prior to the receipt of cash in respect of such income irrespective of such holder’s method of tax accounting. See “Certain United States federal income tax considerations.”

If a bankruptcy case is commenced by or against Norcraft Holdings, L.P. under the United States Bankruptcy Code, the claim of a holder of any of the notes with respect to the principal amount at maturity thereof may be limited to an amount equal to the sum of:

➢	the initial offering price allocable to the notes; and

➢	that portion of the original issue discount which is not deemed to constitute “unmatured interest” for purposes of the Bankruptcy Code.

Any original issue discount that had not accreted as of any such bankruptcy filing would constitute “unmatured interest.”

Federal and state statutes allow courts, under specific circumstances, to void the notes and require noteholders to return payments received from us.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes could be voided, or claims in respect of the notes could be subordinated to all of our other debts if the issuance of the notes was found to have been made for less than reasonable equivalent value and we, at the time we incurred the indebtedness evidenced by the notes:

➢	were insolvent or rendered insolvent by reason of such indebtedness;

➢	were engaged in, or about to engage in, a business or transaction for which our remaining assets constituted unreasonably small capital; or

➢	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

In addition, any payment by us pursuant to the notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment

Risk factors

is made to an insider within a one year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give the creditors more than such creditors would have received in a distribution under Chapter 7 of Title 11 of the United States Code.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

➢	the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all our assets;

➢	the present fair saleable value of our assets were less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

➢	we could not pay our debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that, after giving effect to the indebtedness incurred in the offering and the application of the proceeds therefrom, we were not insolvent, did not have unreasonably small capital for the business in which we are engaged and did not have debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

There is no established trading market for the exchange notes, and you may not be able to sell them quickly or at the price that you paid.

The exchange notes are a new issue of securities and there is no established trading market for the notes. You may not be able to sell your notes at a particular time, and the price that you receive when you sell may not be favorable. We do not intend to apply for the exchange notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation systems.

There may be a limited level of liquidity of the trading market for the exchange notes or, in the case of any holders of outstanding notes that do not exchange them, the trading market for the outstanding notes following the offer to exchange the notes for exchange notes. Future trading prices of the notes will depend on many factors, including:

➢	our operating performance and financial condition, and

➢	the interest of securities dealers in making a market.

Historically, the market for non-investment-grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes and, if issued, the exchange notes will be subject to disruptions. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Market and industry data and forecasts

Market data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite.

Disclosure regarding forward-looking statements

This prospectus contains “forward-looking statements,” which are subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors (“Cautionary Statements”) such as those described under “Risk Factors.” In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements.

Trademarks

The following items referred to in this prospectus are registered pursuant to applicable intellectual property laws and are the property of Norcraft Companies, L.P.: “Norcraft Companies, L.P.,” “Norcraft Companies, L.L.C.,” “StarMark,” “StarMark Cabinetry,” “Fieldstone,” “Fieldstone Cabinetry,” “Kitchen and Bath Ideas,” “UltraCraft,” “UltraCraft Cabinetry,” “Vision by UltraCraft,” “Destiny by UltraCraft,” “Entrée by UltraCraft,” “Mid Continent Cabinetry,” “Mid Continent Pro Series,” “Mid Continent Signature Series,” “Norcraft Cabinetry” and the Norcraft logo. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

The exchange offer

GENERAL

In connection with the sale of the outstanding notes, the purchasers thereof became entitled to the benefits of certain registration rights. Pursuant to the registration rights agreement executed as part of the offering, we agreed to (i) file within 120 days, and cause to become effective within 180 days of the date of the original issue of the outstanding notes, the registration statement of which this prospectus is a part with respect to the exchange of the outstanding notes for the exchange notes to be issued in the exchange offer and (ii) cause the exchange offer to be completed within 210 days of the original issue of the outstanding notes. The exchange notes have terms identical in all material respects to the terms of the outstanding notes. However, in the event that any changes in law or applicable interpretation of the Staff of the SEC do not permit us to effect the exchange offer, or if for any other reason the exchange offer is not consummated within 210 days following the date of the original issue of the outstanding notes, or if an initial purchaser so requests in writing because it holds outstanding notes acquired in the original offering having the status of an unsold allotment, or if any holder of the outstanding notes other than the initial purchasers in the original offering is not eligible to participate in the exchange offer, we have agreed to use our best efforts to cause to become effective by the 210th day after the original issue of the outstanding notes, a shelf registration statement with respect to the resale of the outstanding notes and to keep the shelf registration statement effective until two years after the effective date thereof. We also had agreed that in the event that either (i) the registration statement or a shelf registration statement is not filed with the SEC on or prior to the 120th calendar day following the date of the original issue of the outstanding notes or (ii) the registration statement or a shelf registration statement is not declared effective on or prior to the 180th calendar day following the date of the original issue of the outstanding notes or (iii) the exchange offer is not consummated on or prior to the 210th calendar day following the original issue of the outstanding notes or a shelf registration statement has been declared effective and ceases to be effective at any time prior to the second anniversary of the original issue of the outstanding notes, the interest rate borne by the outstanding notes shall be increased by 0.25% per annum after such 120-day period in the case of clause (i) above, after such 180-day period in the case of clause (ii) above, or after such 210-day period in the case of clause (iii) above, in each case for a period of 90 days, after which time the interest rate shall be increased by an additional 0.25% per annum. The aggregate amount of such increases from the original interest rate pursuant to those provisions will in no event exceed 1.0% per annum.

In the event the exchange offer is consummated, we will not be required to file a shelf registration statement relating to any outstanding notes other than those held by persons not eligible to participate in the exchange offer, and the interest rate on such outstanding notes will return to its initial level of 9 3/4%. The exchange offer shall be deemed to have been consummated upon the earlier to occur of (i) our having issued exchange notes for all outstanding notes (other than outstanding notes held by persons not eligible to participate in the exchange offer) pursuant to the exchange offer and (ii) our having exchanged, pursuant to the exchange offer, exchange notes for all outstanding notes that have been tendered and not withdrawn on the expiration date.

Following the completion of the exchange offer, holders of outstanding notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all outstanding notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

Based on no-action letters issued by the Staff of the SEC to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such outstanding notes directly from us to resell or (ii) a person that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is acquiring the exchange notes in its ordinary course of business, is not one of our affiliates and is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the exchange notes, as such terms are interpreted by the SEC. Holders of outstanding notes wishing to accept the exchange offer must represent to us that such conditions have been met. If our belief is inaccurate, holders who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration may bear liability under the Securities Act. We do not assume or indemnify holders against such liability.

Each broker-dealer that receives exchange notes in exchange for outstanding notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

As of the date of this prospectus, $118.0 million aggregate principal amount of the outstanding notes is outstanding. In connection with the issuance of the outstanding notes, we arranged for the outstanding notes initially purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

This prospectus, together with the accompanying letter of transmittal, is being sent to all registered holders of the outstanding notes as of the close of business on October 25, 2004, which is the record date for purposes of the exchange offer. We fixed the record date accordingly solely for reasons of administration.

We shall be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. See “—Exchange Agent.” The exchange agent will act as agent for the tendering holders of outstanding notes for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

Holders of outstanding notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “—Fees and Expenses.”

The holders of outstanding notes do not have any appraisal or dissenters’ rights under the General Corporation Law of Delaware or the indenture governing the notes.

EXPIRATION DATES, EXTENSIONS, AND AMENDMENTS

The term “expiration date” shall mean                     , 2004 unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will mail to the record holders of outstanding notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time and will disclose the approximate number of notes tendered at such time.

We reserve the right (i) to delay acceptance of any outstanding notes, to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions set forth herein under “Termination” shall have occurred and shall not have been waived by us (if permitted to be waived by us), by giving oral or written notice of such delay, extension or termination to the exchange agent, and (ii) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the outstanding notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. In connection with any public announcement of an extension, we will disclose the approximate number of notes tendered to that date. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the record holders of the outstanding notes of such amendment. If there is a material change in the terms of the exchange offer, we are generally required to extend the expiration date so that the exchange offer remains open for at least five business days from the date notice of such change is given to the record holders of the outstanding notes. If there is a change in the percentage of securities being sought or the consideration being offered in the exchange offer, we are generally required to extend the expiration date so that the exchange offer remains open for at least ten business days from the date notice of such change is given to the record holders of the outstanding notes.

Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

Interest will accrue on the exchange notes in the form of an increase in the accreted value of the notes prior to September 1, 2008. Thereafter, cash interest on the exchange notes will accrue and be payable semiannually in arrears on March 1 and September 1 of each year, commencing March 1, 2009 at a rate of 9 3/4% per annum. The exchange notes have an initial accreted value of $680.795 per $1,000 principal amount at maturity of the exchange notes. The accreted value of each exchange note increase from the date of issuance until September 1, 2008, at a rate of 9 3/4% per annum such that the accreted value will equal the principal amount at maturity on September 1, 2008.

PROCEDURE FOR TENDERING

To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signature thereon guaranteed if required by the letter of transmittal and mail or otherwise deliver such letter of transmittal or such facsimile, together with the outstanding notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP. To tender in the exchange offer, such DTC participant must transmit its acceptance to DTC, which will edit and verify the acceptance and execute a book-entry delivery to the exchange agent’s account at DTC. DTC will then send a computer-generated message, or Agent’s Message, to the exchange agent for its acceptance in which the DTC participant acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, the letter of transmittal as fully as if it had completed the information required by the letter of transmittal and executed and delivered the letter of transmittal to the exchange agent. Delivery of the Agent’s Message by DTC to the exchange agent will satisfy the terms of the exchange offer as to execution and delivery of a letter of transmittal and must occur prior to 5:00 p.m., New York City time, on the expiration date.

The tender by a holder of outstanding notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies, or nominees effect such tender for such holders.

The method of delivery of outstanding notes and the letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or outstanding notes should be sent to us.

Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name outstanding notes are registered on the books of the company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by DTC who desires to deliver such outstanding notes by book-entry transfer at DTC.

Any beneficial holder whose outstanding notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the letter of transmittal and delivering his outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act (an “Eligible Guarantor Institution”) unless the outstanding notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (ii) for the account of an Eligible Guarantor Institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, such outstanding notes must be endorsed or accompanied by appropriate bond powers, which authorize such person to tender the outstanding notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the outstanding notes, and also must be accompanied by opinions of counsel, certifications and other information required by us. Signatures on the outstanding notes or bond powers must be guaranteed by an Eligible Guarantor Institution.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion, which determinations will be final and binding. We reserve the absolute right to reject any and all outstanding notes not validly tendered or any outstanding notes our acceptance of which would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes. The waiver of any conditions of the exchange offer, however, will be applied equally to all holders of outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such outstanding notes, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date, or, as set forth under “Termination,” to terminate the exchange offer and (b) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer and will be subject to our ability to obtain a waiver of certain covenants in our amended credit facility.

By tendering, each holder of outstanding notes will represent to us that among other things, the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder, that neither the holder nor any other person intends to distribute or has an arrangement or understanding with any person to participate in the distribution of the exchange notes and that neither the holder nor any such other person is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act.

GUARANTEED DELIVERY PROCEDURE

Holders who wish to tender their outstanding notes and (i) whose outstanding notes are not immediately available, (ii) who cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or (iii) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

(a) the tender is made through an Eligible Guarantor Institution;

(b) prior to the expiration date, the exchange agent receives from such Eligible Guarantor Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the outstanding notes, the certificate number or numbers of such outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the expiration date, the letter of transmittal (or facsimile thereof), together with the certificate(s) representing the outstanding notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal, will be deposited by the Eligible Guarantor Institution with the exchange agent; and

(c) such properly completed and executed letter of transmittal (or facsimile thereof), together with the certificate(s) representing all tendered outstanding notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent’s account at DTC of outstanding notes delivered electronically), and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

WITHDRAWAL OF TENDERS

Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date and prior to acceptance for exchange thereof by the company. Any such notice of withdrawal must (i) specify the name of the person having deposited the outstanding notes to be withdrawn (the “Depositor”), (ii) identify the outstanding notes to be withdrawn (including the certificate number or numbers and principal amount of such outstanding notes or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited), (iii) be signed by the Depositor in the same manner as the original signature on the letter of transmittal, including any required signature guarantees or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the outstanding notes to register the transfer of such outstanding notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such outstanding notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the outstanding notes so withdrawn are validly tendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be tendered by following one of the procedures described above under “—Procedure for Tendering” at any time prior to the expiration date.

TERMINATION

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue exchange notes for, any outstanding notes not previously accepted for exchange, and may terminate or amend the exchange offer as provided herein before the expiration of the exchange offer if any law, statute, rule or regulation is adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the Staff of the SEC in a manner, which we reasonably determine might materially impair our ability to proceed with the exchange offer.

If we determine that we may terminate the exchange offer, as set forth above, we may (i) refuse to accept any outstanding notes and return any outstanding notes that have been tendered to the holders thereof, (ii) extend the exchange offer and retain all outstanding notes that have been tendered prior to the expiration of the exchange offer, subject to the rights of such holders of tendered outstanding notes to withdraw their tendered outstanding notes, or (iii) waive such termination event with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If such waiver constitutes a material change in the exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder of outstanding notes and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during such period.

EXCHANGE AGENT

U.S. Bank National Association, the Trustee under the indenture governing the notes, has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Mail or Hand Delivery:	U.S. Bank National Association
West Side Flats Operations Center
60 Livingston Avenue
St. Paul, Minnesota 55107
Facsimile Transmission: 651-495-8158
Confirm by Telephone: 800-934-6802

FEES AND EXPENSES

The expense of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by officers and regular employees of ours and our affiliates in person, by facsimile or telephone.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent’s reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

The expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees, will be paid by us.

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes pursuant to the exchange offer. If, however, certificates representing exchange notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any other person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Use of proceeds

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated August 17, 2004, by and among us and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. In exchange for the exchange notes, we will receive outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

On August 17, 2004, we issued and sold the outstanding notes. The net proceeds from that offering were approximately $77.1 million, after deducting estimated fees and expenses related to the offering. Norcraft Holdings, L.P. used the net proceeds from that offering to make a distribution to its limited partners.

Capitalization

The following table sets forth our capitalization as of June 30, 2004 on a historical basis and a pro forma basis after giving effect to the offering of the old notes and the use of proceeds. This table should be read in conjunction with the information contained in “Selected historical financial information,” “Management’s discussion and analysis of financial condition and results of operations,” and our financial statements and notes thereto included elsewhere in this prospectus.

	June 30, 2004
	(in millions)
	Actual	Pro Forma
Cash	$0.3	$0.3

Debt (including current portion):
Term loan	42.5	42.5
Revolving credit facility(1)	—	—
9% notes	150.0	150.0
9 3/4% notes	—	80.3

Total debt	192.5	272.8
Members’ equity	148.4	71.3

Total capitalization	$340.9	$344.1

(1)	We have total revolving loan availability of $25.0 million. Approximately $3.5 million of letters of credit were outstanding at June 30, 2004. The total additional available credit under the revolver at June 30, 2004 was approximately $21.5 million.

Selected historical financial information

The selected data presented below under the captions “Balance Sheet Data” as of December 31, 2002, the predecessor company, and December 31, 2003, the successor company, and the “Statement of Operations Data” for, each of the years in the two-year period ended December 31, 2002 and for the periods January 1, 2003 through October 20, 2003, the predecessor company, and October 21, 2003 through December 31, 2003, the successor company, are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary historical financial data presented below under the captions “Balance Sheet Data” as of June 30, 2004 and the “Statement of Operations Data” for, each of the six months ended June 30, 2003 and 2004, are derived from our condensed unaudited financial statements which are included elsewhere in this prospectus. The predecessor company financial statements have been presented at their historical cost basis. The successor company financial statements have been prepared giving effect to the Acquisition, including recapitalization of our company in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions, as a partial purchase. The selected data presented below under the captions “Statement of Operations Data” and “Balance Sheet Data” for, and as of the end of, each of the years in the two-year period ended December 31, 2000, are derived from the unaudited financial statements of Norcraft Companies, L.P.

					Predecessor	Successor
	Fiscal Year Ended December 31,				For the Period January 1, 2003 through October 20, 2003	For the Period October 21, 2003 through December 31, 2003	Predecessor	Successor
							Six Months Ended June 30,
	1999(1)	2000(1)	2001(1)	2002(1)			2003	2004
	(unaudited)	(unaudited)					(unaudited)
	(dollars in thousands)
Statement of Operations Data:
Net sales	$108,655	$113,696	$136,855	$203,860	$203,899	$52,777	$120,470	$156,683
Cost of Sales	70,905	91,854	96,607	141,705	135,918	36,341	80,465	104,626

Gross Profit	37,750	21,842	40,248	62,155	67,981	16,436	40,005	52,057
Selling, general and administrative expense	34,694	24,069	30,026	36,031	37,721	10,168	21,009	28,511
Other	—	—	—	—	4,127	—	—	—

Income/(loss) from operations	3,056	(2,227)	10,222	26,124	26,133	6,268	18,996	23,546
Interest expense, net	2,761	4,252	3,585	2,574	1,422	3,217	963	7,977
Amortization of deferred financing costs	84	119	198	301	267	391	166	1,244
Other, net	207	189	12	641	638	610	383	(89)

Total other expense	3,052	4,560	3,795	3,516	2,327	4,218	1,512	9,132

Income/(loss) from continuing operations	4	(6,787)	6,427	22,608	23,806	2,050	17,484	14,414
Income/(loss) from discontinued operations	420	(510)	(439)	—	—	—	—	—
Loss on disposal of discontinued operations	—	—	(4,049)	—	—	—	—	—

Net income/(loss)	$424	$(7,297)	$1,939	$22,608	$23,806	$2,050	$17,484	$14,414

Other Financial Data:
Ratio of earnings to fixed charges (2)	1.0x	—	2.6x	8.2x	12.8x	1.6x	15.0x	2.5x

Selected historical financial information

	December 31,
	1999(1)	2000(1)	2001(1)	2002(1)	2003	June 30, 2004
	(in thousands)
Balance Sheet Data:
Total assets	$68,666	$82,023	$80,773	$103,940	$356,842	$371,040
Total debt	35,748	42,514	30,597	24,749	195,000	$192,500

(1)	Predecessor company.
(2)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of net income before fixed charges. Fixed charges consist of interest expense, the amortization of deferred debt issuance costs, capitalized interest and the interest portion of our rent expense (assumed to be one-third of total rent expense). For the year ended December 31, 2000 earnings were insufficient to cover fixed charges by $2.2 million.

Unaudited pro forma financial information

The following unaudited pro forma balance sheet has been derived from our historical financial statements adjusted to give pro forma effect to this offering and the application of proceeds as if they occurred on June 30, 2004.

The following unaudited pro forma statements of operations have been derived from our historical financial statements, adjusted to give pro forma effect to (i) the October 21, 2003 acquisition of Norcraft Companies L.L.C and (ii) the August 12, 2004 9 3/4 Senior Discount Notes offering and the application of proceeds as if they each occurred on January 1, 2003.

The unaudited pro forma financial data set forth below should be read in conjunction with our financial statements, the notes thereto and “Management’s discussion and analysis of financial condition and results of operations” and “Use of proceeds” included elsewhere in this prospectus.

Unaudited pro forma financial information

UNAUDITED PRO FORMA BALANCE SHEET

As of June 30, 2004

(dollars in thousands)

	Actual	Adjustments		Pro Forma
Current assets	$59,972	$—		$59,972
Property, plant and equipment	33,597	—		33,597
Other assets	277,471	3,250	(1)	280,721

Total assets	$371,040	$3,250		$374,290

Current liabilities	$30,169	$—		$30,169
Current portion of long-term debt	5,000	—		5,000
Long-term debt	187,500	80,334	(2)	267,834
Equity	148,371	(77,084	)(3)	71,287

Total liabilities and equity	$371,040	$3,250		$374,290

(1)	Adjustment to other assets represents deferred financing cost associated with the issuance of the 9 3/4% senior discount notes.
(2)	Adjustment to long-term debt represents the issuance of the 9 3/4% senior discount notes.
(3)	Adjustment represents the payment of the distribution to the limited partners in connection with the issuance of the 9 3/4% senior discount notes.

Unaudited pro forma financial information

UNAUDITED PRO FORMA FINANCIAL DATA

For the Six Months Ended June 30, 2004

(dollars in thousands)

	2004
	Actual	Adjustments		Pro Forma
Unaudited Statement of Operations:
Net sales	$156,683	$—		$156,683
Cost of sales	104,626	—		104,626

Gross profit	52,057	—		52,057
Selling, general and administrative expense	28,511	—		28,511
Other	—	—		—

Income from operations	23,546	—		23,546
Interest expense, net	7,977	4,308	(3)	12,285
Amortization of deferred financing costs	1,244	204	(4)	1,448
Other, net	(89)	—		(89)

Total other expense	9,132	4,512		13,644

Net income	$14,414	$(4,512)		$9,902

Unaudited pro forma financial information

UNAUDITED PRO FORMA FINANCIAL DATA

For the Year Ended December 31, 2003

(dollars in thousands)

	Actual
	Predecessor	Successor
	For the Period January 1, 2003 through October 20, 2003	For the Period October 21, 2003 through December 31, 2003	Adjustments		Pro Forma
Unaudited Statement of Operations:
Net sales	$203,899	$52,777	$—		$256,676
Cost of sales	135,918	36,341	489	(1)	172,748

Gross profit	67,981	16,436	(489)		83,928
Selling, general and administrative expense	37,721	10,168	3,909	(2)	51,798
Other	4,127	—	—		4,127

Income from operations	26,133	6,268	(4,398)		28,003
Interest expense, net	1,422	3,217	19,265	(3)	23,904
Amortization of deferred financing costs	267	391	1,730	(4)	2,388
Other, net	638	610	—		1,248

Total other expense	2,327	4,218	20,995		27,540

Net income	$23,806	$2,050	$(25,393)		$463

Unaudited pro forma financial information

Notes to Unaudited Pro Forma Financial Data

(1)	Includes additional depreciation expense associated with the fair value adjustments to property, plant and equipment in connection with the Acquisition.
(2)	Includes elimination of costs associated with the elimination of the Yucca capital lease and the additional rental expense for the operating lease to replace the Yucca distribution center. Includes the elimination of actual management fees paid and the addition of $1.0 million in annual management fees payable to SKM and Trimaran. Includes amortization of purchased intangible assets (customer relationships) over their estimated useful life of 15 years for the period January 1, 2003 through October 20, 2003, as set forth below.

Twelve Months Ended December 31, 2003
(dollars in thousands)
Elimination of direct expenses related to Mohave Capital Lease	$(352)
Elimination of actual management fee	(463)
Annual Management fee to SKM and Trimaran Capital Partners	1,000
Incremental rent of new facility to replace Yucca	126
Incremental customer relationship amortization	3,598

Total	$3,909

(3)	The adjustment to interest expense reflects the interest expense on the 9% notes and estimated interest expense on the term loan under our senior credit facility as well as the write-off of historical interest expense as set forth in the table below. Immediately after giving effect to the Acquisition, we had a $45.0 million term loan outstanding, bearing interest at variable rates. Each quarter point increase or decrease in the interest rate on the term loan would change our interest expense by approximately $0.1 million per year. We also have a revolving credit facility which provides for borrowings up to $25.0 million which bears interest at variable rates. Assuming the revolver is fully drawn, each quarter point increase or decrease in the applicable interest rate would change our interest expense by approximately $0.1 million per year. Additionally, the adjustment includes the interest expense on the notes.

	Twelve Months Ended December 31, 2003	Six Months Ended June 30, 2004
	(dollars in thousands)
Write-off of historical interest expense	$(1,422)	$—
Interest expense under the senior credit facility	1,597	—
Interest expense under the 9% notes	10,837	—
Commitment and Agent fees under the new credit facilities	230	—
Interest expense under the notes offered hereby	8,023	4,308

Total	$19,265	$4,308

(4)	The adjustments to amortization represent the write-off of deferred financing costs related to our previous credit facility and recording of amortization of deferred financing costs related to our senior credit facility, the 9% notes, and the notes:

	Twelve Months Ended December 31, 2003	Six Months Ended June 30, 2004
	(dollars in thousands)
Write off of amortization of historical debt issuance cost	$(658)	$—
Amortization of deferred financing costs related to our senior credit facility and our 9% notes	1,982	—
Amortization of deferred financing costs related to the notes offered hereby	406	204

Total	$1,730	$204

Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations should be read together with the Selected Financial Data and the consolidated financial statements of Norcraft Holdings, L.P. and the accompanying notes included elsewhere in this prospectus. Our fiscal year is the calendar year ending December 31. As noted in Note 1 to the Consolidated Financial Statements, the Acquisition resulted in a new basis of accounting for our company. For comparison purposes, pro forma financial data for the period from January 1, 2003 through December 31, 2003, is used to arrive at a 12-month period ended December 31, 2003. This pro forma data may be referred to herein as pro forma fiscal year ended December 31, 2003.

GENERAL

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the United States. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets. Our cabinets are manufactured in both framed and full access construction. We market our products through four brands: Mid Continent Cabinetry, UltraCraft, StarMark and Fieldstone.

We were founded as Marshall Millworks, Inc. in 1966 as a single millwork manufacturing facility located in Marshall, Minnesota. For the next 32 years, Marshall Millworks sold its products under the Mid Continent brand and grew organically, adding capacity as needed to support growth. Marshall Millworks subsequently changed its name to Norcraft Companies, Inc. and, in 1998, Norcraft Companies, L.L.C. was formed and acquired the operating business of Norcraft Companies, Inc. In June 2000, we acquired the assets of The UltraCraft Company, located in Liberty, North Carolina, in order to expand our product offering and customer base through the addition of a semi-custom full access cabinetry line. To further expand the breadth of our product offering, market presence, and manufacturing capabilities, we acquired the StarMark and Fieldstone brands through the acquisition of the assets of StarMark, Inc., located in Sioux Falls, South Dakota, in March 2002.

On October 21, 2003, 100% of the outstanding membership units of Norcraft Companies, L.L.C. were acquired by Norcraft Holdings, L.P., a new entity formed at the direction of funds associated with Saunders Karp & Megrue L.L.C. and Trimaran Fund Management, L.L.C and our new chief executive officer, Mark Buller, and his relatives. The members of our continuing management team elected to exchange a majority of their membership units for limited partnership units of Norcraft Holdings, L.P., our parent, in lieu of receiving cash. Norcraft Companies, L.L.C. converted to a Delaware limited partnership immediately following the acquisition and is now Norcraft Companies, L.P. This acquisition is referred to herein as the “Acquisition.”

The consolidated financial statements contained in this prospectus also include the accounts of the predecessor company prior to the Acquisition. The financial statements and financial data of the predecessor company are presented for comparative purposes at historical cost basis. The predecessor company ceased operations as of the date of Acquisition.

Management’s discussion and analysis of financial condition and results of operations

FINANCIAL STATEMENT PRESENTATION

Net Sales.    Our net sales represent gross sales less deductions taken for sales returns, freight chargebacks and incentive rebate programs. Product sales are recorded when title is transferred, which generally occurs upon delivery.

Cost of Sales.    Our cost of sales is comprised of the cost of raw materials and plant costs such as labor, packaging, utilities and other facility expenses. Dimensioned wood components, wood doors, particle board, thermofoil doors and veneer panels and plywood are the most significant raw materials we purchase. We also classify shipping and handling costs as a component of cost of sales.

Selling, General and Administrative Expenses.    Selling expenses consist primarily of salaries, trade promotions, advertising, commissions, amortization of expenses relating to our display cabinets installed at our customers and other marketing costs. We expense advertising costs as incurred. General administrative costs consist primarily of general management, insurance, accounting, tax and legal expenses, management fees payable to our principal equity holders and other expenses.

Other.    Our other operating expenses consist of the impairment charge incurred in connection with the termination of the Yucca lease.

Other Expenses.    Our non-operating expenses consist of interest, amortization of deferred financing costs, and state income taxes.

Comparability.    The StarMark acquisition was completed on March 25, 2002 and the Acquisition (as defined above) was completed on October 21, 2003. As a result, certain of the financial information presented in the discussion of our results for the fiscal years ended December 31, 2003, 2002 and 2001 are not comparable.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and judgments that affect the amounts reported in the financial statements. On an ongoing basis, management evaluates its estimates which are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following accounting policies are the most critical to us in that they are important to our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our financial statements.

Allowance for Bad Debt Expense

Our customers operate in the repair and remodeling and new home construction markets and, accordingly, their credit worthiness is affected by cyclical trends and general conditions in those markets. Concentrations of credit risk with respect to trade receivables are limited to some extent by our large number of customers and their geographic dispersion. In 2002 and 2003, and for the six months ended June 30, 2003 and 2004, no one customer accounted for more than 7% of net sales. We generally do not require collateral from our customers, but do maintain allowances for bad debt expense to reflect the expected uncollectibility of accounts receivable based on past collection history and specifically identified at-risk accounts.

Management’s discussion and analysis of financial condition and results of operations

Inventory

We state inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Our products are made-to-order, not made-to-stock, so finished goods inventory generally represents a low percentage of the overall inventory balance. Notwithstanding the foregoing, since inventory is stated at the lower of cost or market, we maintain reserves for estimated obsolete or excess inventories. These reserves are based on historical experience, market conditions and other assumptions and judgment by management.

Goodwill and Identifiable Intangibles

We have significant amounts of goodwill and other identifiable intangible assets. Prior to 2002, goodwill, representing the excess of purchase price over the fair value of net assets acquired, was being amortized on a straight-line basis over fifteen years. On January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets with indefinite lives are no longer amortized. SFAS No. 142 requires the carrying values of these assets to be assessed at least annually in relation to estimated fair market values to determine whether any such impairment occurred.

Identifiable intangible assets consist of customer relationships and brand names. The customer relationship intangible asset is considered a definite-lived asset in accordance with Statement 142 and is being amortized using the straight-line method over its estimated useful life of 15 years. Brand names, consisting of Mid Continent, UltraCraft, StarMark and Fieldstone are considered indefinite lived intangible assets under Statement 142. As such, amortization for these indefinite lived assets is replaced with a periodic impairment review. The fair value of indefinite-lived assets is determined for the annual impairment testing using the royalty savings method, which is a variation of the income approach. We have had no such impairment of goodwill or identifiable intangible assets through December 31, 2003.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from 3 to 20 years. As of October 21, 2003, in conjunction with the change in ownership, certain fixed assets were stepped up to their fair value as of the date of the change and other amounts were recorded to reflect Goodwill and Identifiable Intangible Assets. For tax reporting purposes, depreciation and amortization are computed under accelerated methods as permitted by the Internal Revenue Code.

Product Warranties

We provide warranties for our products for a period ranging from ten years to a lifetime warranty. Estimated costs to be incurred for such warranties are provided in the period of sale.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Six Months Ended June 30, 2004 Compared with Six Months Ended June 30, 2003

The following table outlines for the periods indicated, selected operating data as a percentage of net sales.

	Six Months Ended June 30,
	2003(1)	2004(2)
Net sales	100.0%	100.0%
Cost of sales	66.8%	66.8%

Gross profit	33.2%	33.2%
Selling, general and administrative expenses	17.4%	18.2%

Income from operations	15.8%	15.0%

Interest expense, net	0.8%	5.1%
Amortization of deferred financing costs	0.1%	0.8%
Other, net	0.3%	(0.1)%

Net income	14.5%	9.2%

(1)	Predecessor company.
(2)	Successor company.

Net Sales.    Net sales increased by $36.2 million, or 30.1%, from $120.5 million for the six months ended June 30, 2003 to $156.7 million for the same period of 2004. Of the overall increase in net sales, over two-thirds was attributable to strong growth in new product introductions of Mid Continent’s Signature product line and a general increase in our active customer base. Secondarily, increased sales of UltraCraft’s Destiny and Vision lines contributed nearly a fifth of the increase in net sales. The remaining increase in net sales was largely due to an increase in StarMark sales. While we expect future sales growth to continue to be strong, we also anticipate that developing economic factors could slow this growth. The U.S. economic recovery could trigger an increase in interest rates which could slow the demand for our products in new construction and remodeling projects.

Cost of Sales.    Cost of sales increased by $24.2 million, or 30.0%, from $80.5 million for the six months ended June 30, 2003 to $104.6 million for same period of 2004. The increase was primarily attributable to our increased sales volume. Cost of sales as a percentage of net sales remained at 66.8% for the six months ended June 30, 2003 and 2004.

Gross Profit.    Gross profit increased by $12.1 million, or 30.1%, from $40.0 million for the six months ended June 30, 2003 to $52.1 million for the same period of 2004. Gross profit as a percentage of net sales remained unchanged at 33.2% for the six months ended June 30, 2003 and 2004. While gross profit as a percentage of net sales remained stable, there were offsetting factors. Gross profits as a percentage of net sales was positively impacted by increased leverage of fixed overhead costs over increased sales. However, gross profits as a percentage of sales was negatively impacted by several

Management’s discussion and analysis of financial condition and results of operations factors, including an increase in depreciation expense related to the reevaluation of the fixed assets at the time of the Acquisition, increased material costs and decreased efficiencies as a result of building and production equipment expansion. We expect gross margin levels during the remainder of 2004 to be impacted by several offsetting factors. First, we continue to experience significant increases in material pricing. Efforts are underway to compensate for as much of these increases as possible through the use of alternative materials and material sources. Additionally, we expect continued leverage of fixed overhead costs as our sales base increases and we realize efficiencies resulting from our completed building and equipment expansion. Lastly, we plan to implement a price increase to our customers during the third quarter of 2004.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $7.5 million, or 35.7%, from $21.0 million for the six months ended June 30, 2003 to $28.5 million for the same period of 2004. The increase in selling, general, and administrative expenses is partially attributable to the amortization of intangible assets recorded as part of the Acquisition. Of the purchase price paid in the Acquisition, $67.0 million was allocated to customer relationships based on fair market value. These customer relationships are being amortized on a straight-line basis over their estimated useful life of 15 years. The resulting amortization expense of $2.2 million is included in selling, general and administrative expense for the six months ended June 30, 2004. Selling, general and administrative expenses were $3.4 million higher than the prior-year period because of increased sales and marketing expense to generate new customers, market our new products, and support our increased sales volume. The remaining increase in general and administrative expenses was in administrative costs that indirectly support our increased sales volume. Selling, general and administrative expenses as a percentage of net sales increased from 17.4% for the six months ended June 30, 2003 to 18.2% for the same period of 2004. We expect selling, general and administrative expenses as a percentage of net sales to continue to increase during the remainder of 2004 as compared to the prior year periods because of the amortization of customer relationships.

Income from Operations.    Income from operations increased by $4.6 million, or 24.0%, from $19.0 million for the six months ended June 30, 2003 to $23.5 million for the same period of 2004. The increase in income from operations was a result of factors described above, including the increase in net sales and gross profit which outpaced the increase in selling, general and administrative expenses. Income from operations as a percentage of net sales decreased from 15.8% for the six months ended June 30, 2003 to 15.0% for the same period of 2004. We expect that income from operations as a percentage of net sales may decrease slightly in the short-term due to the amortization of customer relationships.

Interest, Amortization of Deferred Financing fees, and Other Expenses.    Interest, amortization of deferred financing fees, and other expenses increased $7.6 million, or 504.0%, from $1.5 million for the six months ended June 30, 2003 to $9.1 million for the same period of 2004. The increase was largely attributable to an increase in interest expense of $7.0 million from increased indebtedness, and increased amortization of deferred financing charges as a result of the Acquisition. Interest, amortization of deferred financing fees, and other expenses as a percentage of net sales increased from 1.3% for the six months ended June 30, 2003 to 5.8% for the same period of 2004.

Net Income.    Net income decreased by $3.1 million, or 17.6%, from $17.5 million for the six months ended June 30, 2003 compared with $14.4 million for the same period of 2004, for the reasons described above. Net income as a percentage of net sales decreased from 14.5% for the six months ended June 30, 2003 to 9.2% for the same period of 2004.

Management’s discussion and analysis of financial condition and results of operations

Predecessor and Successor Company and Fiscal Year Comparisons

The following table outlines for the periods indicated, selected operating data as a percentage of net sales.

	Fiscal Year Ended December 31,			Predecessor For the Period January 1, 2003 through October 20, 2003(1)	Successor For the Period October 21, 2003 through December 31, 2003(3)
	2001(1)	2002(1)	2003(2)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	70.6%	69.5%	67.3%	66.7%	68.9%

Gross profit	29.4%	30.5%	32.7%	33.3%	31.1%
Selling, general and administrative expenses	21.9%	17.7%	20.2%	18.5%	19.2%
Other	—	—	1.6%	2.0%	—

Income from operations	7.5%	12.8%	10.9%	12.8%	11.9%

Interest expense, net	2.7%	1.3%	9.3%	0.7%	6.1%
Amortization of deferred financing costs	0.1%	0.1%	0.9%	0.1%	0.7%
Other, net	0.0%	0.3%	0.5%	0.2%	1.2%

Income from continuing operations	4.7%	11.1%	0.2%	11.7%	3.9%
Loss from discontinued operations	0.3%	—	—	—	—
Loss on disposal from discontinued operations	0.3%	—	—	—	—

Net income	1.4%	11.1%	0.2%	11.7%	3.9%

(1)	Predecessor company.
(2)	Unaudited pro forma financial information.
(3)	Successor company.

Predecessor Company for the Period January 1, 2003 through October 20, 2003

Net sales was $204.0 million and cost of sales was $135.9 million for the predecessor period from January 1, 2003 through October 20, 2003. Gross profit was $68.0 million for the same period. Selling, general and administrative expenses were $37.7 million for the predecessor period. Income from operations was $26.1 million for the same period. Interest, amortization of deferred financing fees and other expenses were $2.3 million for the predecessor period and net income was $23.8 million for the same period.

Successor Company for the Period October 21, 2003 through December 31, 2003

Net sales was $52.8 million and cost of sales was $36.3 million for the successor period from October 21, 2003 through December 31, 2003. Gross profit was $16.4 million for the same period. Selling, general and administrative expenses were $10.2 million for the successor period. Income from operations was $6.3 million for the same period. Interest, amortization of deferred financing fees and other expenses were $4.2 million for the successor period and net income was $2.1 million for the same period. Interest expense as a percentage of net sales increased in the successor period as compared to the predecessor period as a result of the financing done as a part of the Acquisition. Net income as a percentage of net sales decreased in the successor period as a result of increased interest expense associated with debt incurred in connection with the Acquisition.

Management’s discussion and analysis of financial condition and results of operations

Pro forma Fiscal Year Ended December 31, 2003 Compared with Fiscal Year Ended December 31, 2002

Net Sales.    Net sales increased by $52.8 million, or 25.9%, from $203.9 million for the fiscal year ended December 31, 2002 to $256.7 million for the pro forma fiscal year ended December 31, 2003. There were no pro forma adjustments to net sales during these periods. Of the overall increase in net sales, approximately half was attributable to strong growth in new product introductions of Mid Continent’s Signature product line and a general increase in its active-customer base. Secondarily, increased sales of UltraCraft’s Destiny and Vision lines contributed approximately one-fourth of the increase in net sales. The remaining increase in net sales was because the pro forma fiscal year ended December 31, 2003 includes a full year of StarMark sales, while the fiscal year ended December 31, 2002 only includes StarMark sales since the acquisition on March 25, 2002.

Cost of Sales.    Cost of sales increased by $31.0 million, or 21.9%, from $141.7 million for the fiscal year ended December 31, 2002 to $172.7 million for pro forma period of 2003. The increase in cost of sales from fiscal 2002 to pro forma 2003 was primarily attributable to our increased sales volume. Cost of sales as a percentage of net sales decreased from 69.5% for the fiscal year ended December 31, 2002 to 67.3% for the pro forma fiscal year ended December 31, 2003.

Gross Profit.    Gross profit increased by $21.8 million, or 35.0%, from $62.2 million for the fiscal year ended December 31, 2002 to $83.9 million for the pro forma period of 2003. Gross profit as a percentage of net sales increased from 30.5% for the fiscal year ended December 31, 2002 to 32.7% for the pro forma fiscal year ended December 31, 2003. Gross profit increased by $5.9 million because the pro forma fiscal year ended December 31, 2003 includes a full year of StarMark activity, while the fiscal year ended December 31, 2002 only includes StarMark since the acquisition on March 25, 2002. The remainder of the increase in gross profit was a result of increased leverage of fixed overhead costs over increased sales.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $15.8 million, or 43.8%, from $36.0 million for the fiscal year ended December 31, 2002 to $51.8 million for the pro forma fiscal year ended December 31, 2003. Of the overall increase in selling, general, and administrative expenses from fiscal 2002 to pro forma fiscal 2003, approximately $5.6 million is attributable to increased sales and marketing expense to generate new customers, market our new products, and support our increased sales volume. There was an additional $2.7 million in selling, general and administrative expenses because the pro forma fiscal year ended December 31, 2003 includes a full year of StarMark activity, while the fiscal year ended December 31, 2002 only includes StarMark since the acquisition on March 25, 2002. Also, pro forma fiscal 2003 includes $4.5 million of amortization of customer relationships and $2.1 million of management bonuses related to the Acquisition. The remainder of the overall increase in general and administrative expenses was to support our increased sales volume. Selling, general and administrative expenses as a percentage of net sales increased from 17.7% for the fiscal year ended December 31, 2002 to 20.2% for the pro forma fiscal year ended December 31, 2003.

Other Selling, General and Administrative Expenses.    Other operating expenses were $4.1 million for the pro forma fiscal year ended December 31, 2003. This was a one-time lease termination charge related

Management’s discussion and analysis of financial condition and results of operations to the Yucca, AZ distribution center, which was subsequently disposed of in the same period. There were no other operating expenses during fiscal 2002.

Income from Operations.    Income from operations increased by $1.9 million, or 7.2%, from $26.1 million for the fiscal year ended December 31, 2002 to $28.0 million for pro forma fiscal year ended December 31, 2003. The increase in income from operations from fiscal 2002 to pro forma 2003 was a result of the factors described above, including the increase in gross profit as a percentage of net sales from 30.5% to 32.7% and the increase in net sales from $203.9 million to $256.7 million. Income from operations as a percentage of net sales decreased from 12.8% for the fiscal year ended December 31, 2002 to 10.9% for pro forma 2003.

Interest, Amortization of Deferred Financing fees, and Other Expenses.    Interest, amortization of deferred financing fees, and other expenses increased $24.0 million, or 683.3%, from $3.5 million for the year ended December 31, 2002 to $27.5 million for pro forma fiscal year ended December 31, 2003. The increase from fiscal 2002 to pro forma 2003 was largely attributable to higher interest expense of $21.3 million from increased indebtedness, and increased amortization of deferred financing charges of $2.1 million as a result of the Acquisition. Interest, amortization of deferred financing fees, and other expenses as a percentage of net sales increased from 1.7% for the year ended December 31, 2002 to 10.7% for pro forma year ended December 31, 2003.

Net Income.    Net income decreased by $22.1 million, or 98.0%, from $22.6 million for the fiscal year ended December 31, 2002 to $0.5 million for the pro forma fiscal year ended December 31, 2003, for the reasons described above. Net income was $23.8 million for the predecessor period from January 1, 2003 through October 20, 2003 and $2.1 million for the successor period from October 21, 2003 through December 31, 2003.

Fiscal Year Ended December 31, 2002 Compared with Fiscal Year Ended December 31, 2001

Net Sales.    Net sales increased by $67.0 million, or 49.0%, from $136.9 million for the fiscal year ended December 31, 2001 to $203.9 million for fiscal 2002. Of the increase, $43.6 million resulted from our acquisition of StarMark in 2002. The remaining increase was attributable to strong growth in Mid Continent’s Signature product line, primarily resulting from improvements designed to reposition its appeal to customers who carry both stock and semi-custom cabinets.

Cost of Sales.    Cost of sales increased by $45.1 million, or 46.7%, from $96.6 million for the fiscal year ended December 31, 2001 to $141.7 million for fiscal 2002. Of the increase, $31.0 million resulted from our acquisition of StarMark in 2002. The remaining increase was primarily attributable to $14.1 million in additional materials, labor and overhead to support our increased sales volume. Cost of sales as a percentage of net sales decreased from 70.6% for the fiscal year ended December 31, 2001 to 69.5% for fiscal 2002 largely attributable to leveraging fixed costs as a result of increased sales.

Gross Profit.    Gross profit increased by $21.9 million, or 54.4%, from $40.2 million for the fiscal year ended December 31, 2001 to $62.2 million for fiscal 2002. Of the increase, approximately $12.6 million

Management’s discussion and analysis of financial condition and results of operations resulted from our acquisition of StarMark in 2002. Gross profit as a percentage of net sales increased from 29.4% for the fiscal year ended December 31, 2001 to 30.5% for fiscal 2002. The increased margin is primarily attributable to negotiated materials price reductions and, to a similar extent, operational efficiencies gained through improvements at our manufacturing facilities. Lastly, margin was higher because of increased leverage of fixed overhead costs as a result of increased sales.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $6.0 million, or 20.0%, from $30.0 million for the fiscal year ended December 31, 2001 to $36.0 million for fiscal 2002. The increase is attributable to approximately $8.4 million as a result of our acquisition of StarMark in 2002, $1.9 million due to our increased sales and marketing expense to generate new customers, market our new products, and support our increased sales volume and a $0.9 million impairment charge related to the write-down of certain equipment at our Yucca distribution center offset by a $3.4 million decrease attributable to the discontinuation of amortization of goodwill. Selling, general and administrative expenses as a percentage of net sales decreased from 21.9% for the fiscal year ended December 31, 2001 to 17.7% for fiscal 2002, largely attributable to increased leveraging of fixed costs as a result of increased sales coupled with the discontinuation of the amortization of goodwill.

Income from Operations.    Income from operations increased by $15.9 million, or 155.6%, from $10.2 million for the fiscal year ended December 31, 2001 to $26.1 million for fiscal 2002. Of the increase, approximately $4.9 million resulted from our acquisition of StarMark in 2002. Income from operations also increased as a result of the factors described above. Income from operations as a percentage of net sales increased from 7.5% for the fiscal year ended December 31, 2001 to 12.8% for fiscal 2002.

Other Expenses.    Other expenses decreased $0.3 million, or 7.4%, from $3.8 million for the year ended December 31, 2001 to $3.5 million for fiscal 2002. Other expenses as a percentage of net sales decreased from 2.8% for the year ended December 31, 2001 to 1.7% for fiscal 2002.

Loss on Discontinued Operations.    In 2001, we discontinued our Robinson Wood Products operations, a business which manufactured cabinetry for recreational vehicles. The loss from discontinued operations was $0.4 million and the loss on disposal of assets was $4.0 million.

Net Income.    Net income increased by $20.7 million from $1.9 million for the fiscal year ended December 31, 2001 to $22.6 million for fiscal 2002, for the reasons described above.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash needs are working capital, capital expenditures, display cabinets, tax distributions, and debt service. We finance these cash requirements through internally-generated cash flow and funds borrowed under our credit facilities. Since the Acquisition, these borrowings consist of the revolving credit portion of our senior credit facility which was effective with the Acquisition and is described below.

Cash provided by operating activities was $5.7 million for the six months ended June 30, 2004, compared with $13.7 million for the same period of 2003, a decrease of $8.0 million. The decrease was primarily due to the changes in operating assets and liabilities, which used $8.9 million more cash during the six months ended June 30, 2004, as compared to the same period of the prior year. The additional cash used in operating assets and liabilities was primarily the result of the increase in accounts receivable

Management’s discussion and analysis of financial condition and results of operations and inventories due to our sales growth. Offsetting this decrease was an increase in net income from continuing operations before depreciation and amortization of $0.8 million during the same periods. We expect future cash provided by operating activities to grow along with net sales and gross profit, net of seasonal changes in operating assets and liabilities.

Cash provided by operating activities was $35.8 million for the year ended December 31, 2003, compared with $27.8 million and $14.0 million in the years ended December 31, 2002 and 2001, respectively. The primary factor that increased cash provided by operating activities in 2003 was an increase in net income before non-cash expenses of $9.6 million. This increase was offset by changes in operating assets and liabilities which decreased operating cash $1.5 million. Generally, the increase in sales discussed above resulted in additional cash collected from customers, but also required a greater cash investment in accounts receivable and inventories. In 2002, cash provided by operating activities increased primarily because of an increase in net income before non-cash expenses.

Cash used in investing activities was $6.9 million for the six months ended June 30, 2004, compared to $2.4 million for the same period of 2003. The increase in cash used in investing activities was primarily the result of an increase in capital expenditures. These expenditures were $3.6 million for six months ended June 30, 2003 compared to $1.0 million during the same period of 2003. Additionally, expenditures for display cabinets were $3.2 million and $1.6 million for the six months ended June 30, 2004 and 2003, respectively. Going forward, we expect cash used in investing activities to primarily consist of capital expenditures and expenditures for display cabinets.

Cash used in investing activities was $327.0 million for the year ended December 31, 2003, compared to $19.8 million and $2.9 million for the years ended December 31, 2002 and 2001, respectively. The increase in cash used in investing activities was primarily the result of $316.3 million for the Acquisition and $5.0 million to purchase the Mohave capital lease (which was subsequently disposed in August 2003). Cash used in investing activities for the fiscal year ended December 31, 2002 included $15.7 million for the purchase of StarMark. Capital expenditures for fiscal 2003 were $3.1 million compared to $1.8 million and $1.1 million in fiscal 2002 and 2001, respectively. Expenditures for display cabinets were $2.7 million, $2.3 million and $1.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash used in financing activities was $1.1 million for the six months ended June 30, 2004, compared with $11.3 million in the same period of 2003. This decrease was primarily due to tax distributions in 2003 which were not necessary during the same period of 2004 because of additional tax amortization of intangibles which was recorded as part of the Acquisition. Additionally, net payments of loans were $2.5 million during the six months ended June 30, 2004, compared to $4.0 million during the same period of the prior year. Generally, less cash was used in financing activities because cash was needed for operating activities as described above. Cash used in financing activities should begin to increase as the cash generated above is used to pay down debt and make member tax distributions.

Cash provided by financing activities was $293.7 million for the year ended December 31, 2003, compared with cash used of $7.9 million and $10.7 million in the years ended December 31, 2002 and 2001, respectively. The capitalization of the Acquisition generated $329.6 million in cash during fiscal 2003. This was offset by payments of $5.0 million on our borrowing facilities and $11.9 million in financing fees. The remaining difference was due to increased tax distributions in 2003 as a result of increased taxable net income to our owners. Due to the structure of the Acquisition, some of our equity holders, representing approximately 95.8% of total ownership, will be able to deduct for tax purposes, over 15 years, the related goodwill and certain identifiable intangible assets resulting from the new cost

Management’s discussion and analysis of financial condition and results of operations basis of our business. We expect this amortization to reduce the taxable income attributable to our equity holders by approximately $245.6 million over the 15 years following the date of the Acquisition and accordingly reduce our tax distributions to them. Additionally, as a result of the Acquisition, our assets and liabilities were adjusted to their fair value to the extent of the approximately 97.7% change of ownership as of the closing. This, together with our aggregate borrowings in connection with the Acquisition, will result in our depreciation, amortization and interest expenses being higher in periods following the Acquisition.

On October 21, 2003, concurrently with the Acquisition, we entered into a new $70.0 million senior credit facility and issued $150.0 million of 9% senior subordinated notes.

Our senior credit facility consists of a $25.0 million revolving credit facility and a $45.0 million term loan facility, with a current balance of $42.5 million. In order to comply with the working capital adjustment provision of the unit purchase agreement relating to the Acquisition, we borrowed $5.0 million under the revolving credit facility on the closing date. In addition, availability under the revolving credit facility was reduced by approximately $3.5 million as a result of the issuance of a letter of credit to replace a letter of credit issued pursuant to our credit facility in effect prior to the Acquisition. For the period October 21, 2003 through December 31, 2003 we repaid $5.0 million on our revolving credit facility. The borrowings under the revolving credit facility will be available until its maturity to fund our working capital requirements, capital expenditures and other general corporate needs. The revolving credit facility will mature on October 21, 2008 and has no scheduled amortization or commitment reductions. The term loan facility will mature on October 21, 2009 and has quarterly scheduled amortization, beginning March 31, 2004, of $1.25 million in the 2004 and 2005 years, $1.875 million in the 2006 and 2007 years, and $2.5 million in the 2008 and 2009 years. Our term loan facility currently bears interest at LIBOR plus 3.00%, and our revolving credit facility currently bears interest at LIBOR plus 2.50%. The applicable margin percentages under the senior credit facility are subject to adjustments based on the ratio of our total indebtedness to our consolidated EBITDA (as defined in the credit agreement). Additionally, on the last day of each calendar quarter, we are required to pay each lender a 0.50% per annum commitment fee in respect of any unused commitments of such lender under the revolving loan facility subject to adjustment in a manner similar to the adjustment for the applicable margin for the revolving credit facility. In addition, commencing with the year ending December 31, 2004, we will be required to make annual mandatory prepayments of the term loan under our senior credit facility in an amount equal to 50% of excess cash flow (as defined in the senior credit facility). The term loan is also subject to mandatory prepayments in an amount equal to (a) 50% of the net cash proceeds from certain equity issuances; (b) 100% of the net cash proceeds of certain debt and preferred stock issuances; (c) 100% of the net cash proceeds of certain asset sales or other dispositions of property; and (d) 100% of all casualty and condemnation proceeds, in each case subject to certain exceptions.

We are required to pay cash interest on our 9% notes semi-annually in arrears on May 1 and November 1 of each year, commencing on May 1, 2004. The 9% notes have no scheduled amortization and mature on November 1, 2011.

The notes accrete at the rate of 9 3/4% per annum, compounded semiannually on March 1 and September 1 of each year, to, but not including, September 1, 2008. From and after September 1, 2008, cash interest on the notes will accrue at the rate of 9 3/4% per annum, and will be payable semiannually in arrears on March 1 and September 1, commencing on March 1, 2009, until maturity. The notes were offered with original issue discount for U.S. federal income tax purposes. Although cash interest is not payable on the notes prior to September 1, 2008, original issue discount must be included as gross income for U.S.

Management’s discussion and analysis of financial condition and results of operations federal income tax purposes in advance of the receipt of the cash payments to which the income is attributable. The notes mature on September 1, 2012. Norcraft Holdings, L.P. incurred $80.3 million (gross proceeds) of indebtedness in the offering. The notes accrete to $118,000,000 aggregate principal amount at maturity. The senior credit facility and indenture governing the 9% notes substantially limit the amount of proceeds that can be distributed by Norcraft Companies, L.P. to Norcraft Intermediate Holdings, L.P. Further, the senior credit facility limits the amount of proceeds that can be distributed by Norcraft Intermediate Holdings, L.P. to us.

Our senior credit facility and the indenture for the 9% notes impose certain restrictions on us, including restrictions on our ability to incur indebtedness, pay dividends, make investments, grant liens, sell our assets and engage in certain other activities. In addition, the senior credit facility requires us to comply with certain financial covenants, including maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio. Indebtedness under the senior credit facility is secured by substantially all of our assets, including our real and personal property, inventory, accounts receivable, intellectual property and other intangibles. In addition the senior credit facility is guaranteed by our wholly-owned subsidiary, Norcraft Intermediate Holdings, L.P., and secured by its assets (including its equity interests in its wholly-owned subsidiary, Norcraft Companies, L.P.), as well as guaranteed by and secured by the equity interests and substantially all of the assets of its current and, if any, future subsidiaries, with certain exceptions. For more details of the terms of the senior credit facility, including the financial ratios we must comply with, See “Description of other indebtedness—Senior Credit facility.”

We anticipate that the funds generated by operations and funds available under the revolving loan will be sufficient to meet working capital requirements and to finance capital expenditures over the next several years.

Impact of the Acquisition

As a result of the Acquisition, our assets and liabilities were adjusted to their fair value to the extent of the approximately 97.7% change of ownership as of the closing. We also increased our aggregate borrowings in connection with the Acquisition. Accordingly, our depreciation, amortization and interest expenses are and will continue to be higher since the Acquisition. The total purchase price over the value of our identifiable tangible and intangible assets at the closing was allocated to goodwill and is subject to periodic (at least annually) impairment review. This allocation resulted in goodwill of $148.5 million. Due to the structure of the Acquisition, some of our equity holders, representing approximately 95.8% of total ownership, will be able to deduct for tax purposes, over 15 years, the related goodwill and certain identifiable intangible assets resulting from the new cost basis of our business. We expect this amortization to reduce the taxable income attributable to our equity holders by approximately $245.6 million over the 15 years following the date of the Acquisition and accordingly reduce our tax distributions to them.

Management’s discussion and analysis of financial condition and results of operations

CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual cash obligations as of January 1, 2004, including payments to be made pursuant to the management and monitoring agreement, but excluding borrowings and repayments of revolving loans under our senior credit facility:

Contractual Obligations	Total	Less than 1 year	1-2 years	3-5 years	More than 5 Years
	(in millions)
Term loan under our credit facility(1)(3)	$52.1	$6.9	$15.6	$19.6	$10.0
Operating leases	1.9	0.9	1.0	—	—
9% notes(3)	260.0	14.1	27.4	41.1	177.4
9 3/4% notes(3)	164.0	—	—	—	164.0
Management fees	7.0	1.0	2.0	3.0	1.0	(2)

Total contractual cash obligations	$485.0	$22.9	$46.0	$63.7	$352.4

(1)	Assumes an interest rate of 4.35%.
(2)	In connection with the Acquisition, we entered into a management and monitoring agreement with affiliates of each of SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. Pursuant to the management and monitoring agreement, we will pay such affiliate entities an aggregate annual fee of $1.0 million for so long as they maintain certain levels of equity ownership in us.
(3)	Amounts include interest and principal payments.

TAXES; DISTRIBUTIONS TO OUR PARTNERS

We are a limited partnership. As such, our income is allocated to our limited partners for inclusion in their respective tax returns. Accordingly, no liability or provision for Federal income taxes and deferred income taxes attributable to our operations are included in our financial statements. We are subject to various state and local taxes.

Our senior credit facility and the indenture governing our 9% notes permit Norcraft Companies, L.P., subject to certain thresholds, to make distributions to Norcraft Intermediate Holdings, L.P. to permit it to make further distributions to us so that we can make distributions to our direct (or, where the direct equity holder is a pass-through entity, indirect) equity holders to pay taxes on our net income allocated to them. There have not been any tax distributions from October 21, 2003 through December 31, 2003. The notes also permit us to make tax distributions to such equity holders.

INFLATION; SEASONALITY

Our cost of sales are subject to inflationary pressures and price fluctuations of the raw materials we use. We have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases.

Our sales have historically been moderately seasonal and have been strongest in April through October.

INTEREST RATE RISK

We are subject to interest rate market risk in connection with our long-term debt.

Our principal interest rate exposure relates to the term loan and revolving loan under our senior credit facility. We have a $42.5 million term loan outstanding, bearing interest at variable rates based on

Management’s discussion and analysis of financial condition and results of operations

LIBOR or the alternate base rate. Each quarter point increase or decrease in the interest rate on the term loan would change our interest expense by approximately $0.1 million per year. While there was no outstanding balance, our revolving credit facility provides for borrowings of up to $25.0 million (which is reduced by approximately $3.5 million of outstanding letters of credit), which will also bear interest at variable rates. Assuming the revolver is fully drawn, each quarter point increase or decrease in the applicable interest rate would change our interest expense by approximately $0.1 million per year. In the future, we may enter into interest rate swaps, involving the exchange of floating for fixed rate interest payments, to reduce interest rate volatility.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities an Interpretation of ARB No. 51.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We do not have ownership in any variable interest in variable interest entities and will apply the consolidated requirements of FIN 46 in future periods if we acquire an interest in a variable interest entity.

Industry overview and trends

GENERAL

The estimated demand for U.S. cabinet shipments in 2003 was $12.9 billion according to Catalina Research. Since 1987, demand has increased from $4.2 billion at a compound annual growth rate of 7.3% driven by the repair and remodeling of existing homes and new home construction activity. Cabinet sales historically have been correlated with both remodeling and repair as well as new home construction, with sales from the repair and remodeling market accounting for approximately two-thirds of total cabinet demand. Between 2003 and 2009, Catalina expects the market to grow at a compound annual growth rate, or CAGR, of 9.1% to $21.7 billion.

The cabinet industry is highly fragmented. We believe there are over 5,000 cabinet manufacturers, the majority of which operate locally with fewer than 50 employees, and only six of which had in excess of $200 million in annual sales in 2002. We believe this fragmentation provides a significant opportunity for competitors to acquire additional market share by providing superior customer service and offering products across a broad range of price points, styles, materials and customization levels.

Since 1987, the U.S. cabinet industry has experienced a downturn only twice. In 1989 and 1991, the value of U.S. shipments declined 2.3% and 10.3%, respectively. In both cases, shipments rebounded during the following year to levels above the previous high.

REPAIR AND REMODELING MARKET

Repair and remodeling expenditures have grown steadily over the last few years, reflecting the need to address the aging U.S. housing stock, shifts in homeowner preferences to emphasize the kitchen and bathroom and, more recently, low interest rates and rising home prices. According to the Home Improvement Research Institute, annual repair and remodeling expenditures have grown from $111.4 billion in 1992 to an estimated $212.0 billion in 2003, representing a compound annual growth rate of 6.0%.

The repair and remodeling market is generally less cyclical than the new home construction market and is in line with growth in the U.S. cabinet industry. Over the next decade, we expect the repair and remodeling market to exhibit continued strength as a result of the rising prices of existing homes, which bolster new investment; the increase in home ownership rates, which adds new owners to existing homes that are in need of remodeling; and the aging of the U.S. housing stock, which requires modernization and refurbishment.

NEW HOME CONSTRUCTION MARKET

New home construction activity also has exhibited strong growth. Although several industry sources forecast that new home sales may modestly decline over the near term, we believe that, over the long-term, favorable population demographics will serve to preserve growth. New household formations grew at a rate of approximately 1.2 million homes per year during the 1980’s and 1990’s. Estimates by the Joint Center for Housing Studies of Harvard University project that the number of households will grow approximately 1.3 million on average per year between 2005 and 2015. In addition to rising homeownership levels, aging U.S. housing stock and strong housing starts, other factors which support long-term demand for new home construction activity include increased immigration and minority homeownership trends.

Industry overview and trends

The growth in cabinet shipments has been greatly influenced by increased demand for larger kitchens and more bathrooms. Responding to demographic shifts and customer preferences, the median single-family home size has increased from 1,755 square feet in 1987 to 2,126 square feet in 2003, a 21.1% increase. Whereas older homes placed less emphasis on the kitchen relative to the design and features of other common areas, current customer preferences include larger kitchens with design-oriented features reflecting the kitchen’s new role as the central gathering place within the home.

CABINET INDUSTRY SEGMENTS

The U.S. market for cabinets is comprised of three major price points: stock, semi-custom and custom. As of 2002, the largest segment, stock cabinetry, represented an estimated 57% of the market. Stock cabinetry is the lowest cost alternative and characterized as made-to-order with the fewest set of options, which generally are limited to standard manufacturing guidelines. In contrast to stock cabinets, semi-custom products are made-to-order from a broader set of options. Semi-custom cabinetry is higher-priced and represented an estimated 29% of the market. Custom represents the highest price point and accounted for an estimated 14% of the market. Custom cabinets are made-to-order, with an unlimited selection of materials, finishes and options.

DISTRIBUTION

Cabinet products generally are distributed through four main channels: dealers, home centers, wholetailers and direct to home builders. Dealers and wholetailers are two highly fragmented channels with, we believe, more than 10,000 combined estimated outlets. Dominated by “big box” retailers such as The Home Depot and Lowe’s companies, the home center channel is less fragmented and typically serves the do-it-yourself, remodeling and contractor markets and generally has limited resources available to service customers. Home builders also represent a highly fragmented channel with more than 5,000 builders in the United States. In the 1990s, distribution patterns shifted as a result of the home centers’ penetration of the cabinet market. Focused primarily on cabinets, dealers and wholetailers have preserved market share by adjusting product offering towards more upscale cabinet lines and design services, effectively differentiating themselves by providing the full service and expertise not available at the larger, chain-oriented home centers.

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OUR COMPANY

We are a leader in manufacturing, assembling and finishing kitchen and bathroom cabinetry in the United States. We provide our customers with a single source for a broad range of high-quality cabinetry, including stock, semi-custom and custom cabinets. Our products are manufactured in both framed and frameless, or full access, construction. We market our products through four brands: Mid Continent Cabinetry®, UltraCraft®, StarMark® and Fieldstone®. Each of these brands represents a distinct line of cabinetry and has been in operation for over 18 years, with Mid Continent, our original brand, having been established in 1966. We believe each brand is well recognized and highly respected throughout the industry for its attractive style, flexibility, quality and value.

We believe our product offering, developed through strategic acquisitions and substantial internal enhancements, represents one of the most comprehensive in the industry, with a broad range of price points, styles, materials and customization levels. In 2000, we acquired UltraCraft, a semi-custom full access cabinet line. In 2002, we acquired StarMark, consisting of the StarMark brand, a high-end semi-custom framed cabinet line, and the Fieldstone brand, a high-end semi-custom and custom framed cabinet line. These acquisitions, combined with our stock and semi-custom framed cabinet line, Mid Continent Cabinetry, have formed a well-balanced platform that has generated significant growth. We have also made substantial investments to enhance our existing product lines, introduce new products and expand capacity at our manufacturing facilities. As a result of our strategy, we currently offer more than 16,000 door and finish combinations for wood, thermofoil, high-pressure laminate and melamine cabinets, ranging in price from $80 to $650 per cabinet. With such a broad range of cabinetry products, we are able to compete in multiple segments of the market.

We primarily sell our products to kitchen and bathroom cabinetry dealers as well as to wholesale retailers, or wholetailers, and directly to home builders. In 2003, kitchen and bathroom cabinetry dealers accounted for 68.0% of our net sales, while wholetailers and our own retail stores accounted for an additional 9.6% and home builders accounted for 17.8% of net sales. We have an extensive network of over 2,500 active customers and 116 sales representatives (of which 22 sell for more than one division), which includes both internal and independent sales representatives. Our products are sold in the repair and remodeling and new home construction markets. We have national distribution capabilities for all of our brands though six manufacturing facilities, five service and distribution centers, one warehouse and four retail locations strategically located throughout the United States. As a result, our net sales are balanced throughout the four geographic quadrants of the United States, with no quadrant accounting for more than 29% of net sales in 2003.

We have experienced significant growth, both organically and through acquisitions, over the past three years. We believe that our broad product line coupled with our new product offerings, recent new customer additions, primary focus on the dealer channel, delivery of quality customer service and investment in manufacturing capacity provides a strong platform for continued growth in sales and profitability.

Our Competitive Strengths

We believe our extensive national dealer network, broad product offering supported by new product introductions, diverse revenue base, new customer growth, operating model focused on free cash flow and a strong and incentivized management team will allow us to continue to grow our net sales, increase market share and increase profitability.

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Extensive National Dealer Network.    We believe our market position is enhanced by our strategy of primarily selling through an extensive national network of over 2,300 dealers and wholetailers. According to Kitchen and Bath Business, the dealer and wholetailer channels accounted for 52.1% of U.S. cabinet industry sales in 2002. These channels (including our Kitchen and Bath Ideas retail stores) accounted for approximately 77.6% of our net sales during the same year. In order to preserve our channel positioning and avoid conflicts with our existing dealers, we minimize sales to large home centers, which accounted for approximately 2.0% of our net sales in 2003. We prefer dealers over home centers as a distribution channel for our products because dealers are more focused on customer service and product quality rather than price, and as a result, better represent our products. We believe we have developed strong relationships with our dealers based upon superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe these relationships provide us an advantage as dealers often influence the consumer’s decision at the point-of-sale, given that consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with a dealer.

Broad Product Offering Supported by New Product Introductions.    We offer cabinetry for all segments of the market in a distinct and deep selection of products. Our broad product offering includes framed and full access product lines and cabinetry for the stock, semi-custom and custom markets. Cabinetry dealers typically carry products at a variety of price points, styles, materials and customization levels. By providing a range of products in each category, we are well positioned to meet the cabinetry needs of our customers. We further seek to differentiate and support our existing product platform by consistently offering new products within each of our brands. These new product introductions are aimed at addressing changes in consumer preferences or enhancing our existing product offering. Most of our new product introductions involve new components, door styles or finishes to existing product lines and are not major changes to the structure of the cabinets or our manufacturing process. These variations provide our customers with the opportunity to update their offerings to consumers.

Diverse Revenue Base.    We have a diverse base of revenues given our broad network of over 2,500 dealers, wholetailers and home builders, with no one customer accounting for more than 7% of net sales in 2003. Our net sales are also balanced throughout the four geographic quadrants of the United States, with no quadrant accounting for more than 29% of net sales in 2003. Our products are sold in the repair and remodeling and new home construction markets. These end markets exhibit different, often counter-balancing, demand characteristics, which, when combined with our geographically balanced sales, provide a greater ability to sustain our financial performance through broader fluctuations of the U.S. economy. Furthermore, in line with the industry trend discussed above, we believe that our cabinets are increasingly being sold for use in less traditional applications, such as entertainment centers, home offices, laundry rooms and garages.

Substantial New Customer Growth.    Through a combination of improved sales and marketing efforts, attractive new product introductions and increased capacity from the addition of a new facility in Lynchburg, Virginia, we have grown the number of our active customer accounts (defined as customers to whom we have made a sale within the last six months) from approximately 1,800 active customers for each of our three business divisions combined at the end of 2001 to over 2,500 as of December 31, 2003, representing approximately 39% growth during such period. We believe our new customer accounts, which typically take six to twelve months to fully develop, represent a significant opportunity to increase our market share, and will help drive organic growth.

Strong Cash Flow.    Our operating model has generated substantial cash flow available for repayment of debt, as a result of our improvement in our profit margins and modest working capital and capital

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expenditure requirements. Since 2001, capital expenditures and capitalized display expenditures of our three business divisions, taken together, averaged $5.2 million, or 2.4% of net sales, on a pro forma basis as if we had acquired Ultracraft and Starmark on January 1, 2000. We also have low working capital requirements as all of our products are made to order. Our equity holders will be able to deduct for tax purposes, over the 15 years following the date of the Acquisition, the related goodwill and certain identifiable intangible assets resulting from the new cost basis of our business. We expect this amortization to reduce the taxable income attributable to our equity holders by approximately $245.6 million over the 15 years following the date of the Acquisition.

Strong and Incentivized Management Team with Proven Execution Capabilities.    Over the past five years, we have attracted and retained a strong senior executive team supported by a team of experienced and accomplished functional managers. Our continuing senior management team has an average of almost 20 years experience in the building products industry. Our management team has demonstrated strong operating capabilities through the execution of our business strategy that has generated substantial internal growth and margin expansion, as well as the successful integration of our strategic acquisitions. The capabilities and depth of our management team was enhanced by the addition of Mark Buller as chief executive officer on October 21, 2003. Mr. Buller has extensive experience working with cabinet dealers and has been chief executive officer or a division president for cabinet manufacturers for the past eight years. From 1996 to 1999, Mr. Buller was president of Kitchen Craft Cabinets, a Canadian cabinetry maker, and following its acquisition by Omega Cabinets, Ltd., Mr. Buller continued as president of Kitchen Craft from 1999 to 2000. Mr. Buller was appointed chief executive officer of Omega in 2000 and remained in that position until 2002, leaving Omega after it was sold to Fortune Brands, Inc. for approximately $538 million. Members of our senior management team hold, or have rights to receive upon certain corporate events, approximately 11% of our outstanding limited partnership units on a fully-diluted basis.

Our Strategy

Our financial and operational success has been driven by a focus on our network of dealers and wholetailers and providing accurate, timely deliveries of high quality products at competitive prices, supported by strong customer service. We will continue to seek to increase market share and improve margins through the principal strategies outlined below.

Drive Incremental Sales Growth.    We believe that several opportunities exist to grow our net sales and continue to increase our market share:

➢	Expand Regional Penetration. While our net sales are geographically balanced across the United States, we have targeted geographic regions, such as the East Coast and the western United States, where we believe we can increase our market penetration. In pursuit of this initiative, we converted our Lynchburg, Virginia facility, acquired in 2002 as part of our acquisition of StarMark, to a Mid Continent manufacturing facility. This conversion is significantly enhancing access to East Coast markets for our Mid Continent products, increasing our capacity for future growth and enabling us to pursue more aggressive sales and marketing efforts in this region. Prior to Lynchburg’s conversion, all Mid Continent cabinets were manufactured in the Midwest, making its products less competitive on the East Coast in terms of lead-time and cost due to a higher freight expense. In addition, we have not focused on selling our UltraCraft brand of cabinets in the western United States or selling any of our products in Canada, but plan to evaluate opportunities to increase sales in these regions.

➢	Continued New Product Introductions. Our organic growth has been driven, in part, by our frequent and successful new product introductions. For example, in April 2002, we introduced the Vision

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product line at UltraCraft. This new product line has been well received in the marketplace, with displays already installed at approximately 47% of UltraCraft’s active customers. Other, more typical new product introductions involve new components, door styles or finishes to existing product lines, and provide the opportunity to generate new sales with dealers who seek to update their product offerings. Furthermore, since 2000, we have streamlined our product development cycle and significantly improved our time to market for such products, providing us with a greater opportunity to increase sales at each of our brands with new product introductions. For example, at Mid Continent, for the fiscal year ended December 31, 2003, we generated approximately $37.7 million in net sales from new products introduced during the last three years. We believe we will be able to continue to deliver new product introductions each year to support further organic growth.

➢	Continue Strong Operational Performance to Support Sales Growth. Our high quality products, low warranty expense and sustained record of on-time and complete deliveries provides the operational platform to support future sales growth in an industry where consistent high service levels are a competitive advantage. We believe our operational performance is a key factor in our strong sales growth across all three of our divisions. Warranty expense rates, which we consider a key indicator of product quality, have remained at a consistently low level across all three divisions. Our on-time product delivery and completed order performance, which we consider another key indicator of customer satisfaction and service levels, has also remained at consistently high levels across all three divisions. We believe these consistently high service levels have helped us develop strong relationships with our customers. We believe these relationships provide us an advantage as our customers often influence the consumer’s decision at the point-of-sale, given that consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with a dealer.

Continue to Grow Our Customer Base.    We intend to continue adding new customers to our network and expanding our sales to our existing base of 2,500 active customers, including more than 2,300 dealers and wholetailers. The dealer channel is highly fragmented with what we estimate are approximately 10,000 dealers in the U.S. and Canada. We believe attracting additional dealers to our network represents a substantial opportunity for growth. Since December 31, 2002, we have added approximately 290 new dealers. We believe our strategy of focusing on selling through dealers and avoiding the conflicts that arise by selling extensively to home centers places us in a strong position with our customer base when compared to our competitors. In addition, our four core brands, with distinct product offerings in all segments of the market, allow us to easily manage our brand positioning and be highly responsive to our customers. These strengths should benefit our efforts to increase our market share at existing dealers and add new dealers in targeted regions. We also continually monitor the sales volume and credit worthiness of our dealers to further enhance our network and we aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays.

Target Continued Margin Enhancement.     We have demonstrated steady margin improvement by introducing new products, improving operating metrics and efficiencies and leveraging our scale to drive purchasing and operating expense savings. We have recently completed a $1.4 million building expansion that will expand our capacity at our UltraCraft facility by approximately 40%. We believe that we will realize increased manufacturing efficiencies as we complete machinery moves into the new space over the balance of 2004. Our StarMark division is insourcing an increasing amount of door production that will result in savings from the amounts formerly paid to third parties for these products. Our new facility in Winnipeg, Canada is ramping-up production of wood components which were formerly purchased from third parties. The Winnipeg plant primarily produces product for our Mid Continent division and should produce increased cost savings as it reaches full productivity.

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OUR PRODUCTS

We offer a broad product line that encompasses a complete range of price points, styles, materials, and customization levels. Our product offering includes stock, semi-custom and custom cabinets. We offer cabinets in both framed and full access construction and offer more than 16,000 door and finish combinations for wood, thermofoil, high-pressure laminate, and melamine cabinets.

Our business is conducted through three business divisions: Mid Continent Cabinetry, UltraCraft Cabinetry and StarMark Cabinetry (which includes both the StarMark and Fieldstone brands). Within our three business divisions, we market our products through four brands: Mid Continent Cabinetry, UltraCraft, StarMark, and Fieldstone. Mid Continent is our original brand, dating back to 1966. The UltraCraft brand, acquired by us in 2000, was established in 1986, and the StarMark and Fieldstone brands, acquired by us in 2002, were established in 1975 and 1978, respectively. Each brand represents a distinct product line with little or no overlap. As a result, we are able to aggressively market each of our brands to a broad range of customers without significantly competing with our other brands. We believe our attention to brand positioning provides an advantage over some of our larger competitors who offer multiple brands in the same price point.

MID CONTINENT CABINETRY

Mid Continent manufactures a broad range of stock framed cabinetry, offering 44 door styles and approximately 171 door and finish combinations. The Mid Continent product offering includes two distinct product lines: Signature Series and Mid Continent Pro Series, which are differentiated by door style and finish, as well as design options and construction features. Mid Continent’s products accounted for $162.4 million, or approximately 63.0%, of our sales during the fiscal year ended December 31, 2003.

Signature Series

Mid Continent’s Signature Series, the division’s most popular product line, provides features and customization options comparable to a semi-custom product at price points competitive with stock cabinetry. The Signature Series offers numerous door style selections in various wood species, with multiple door and finish combinations. In addition, the Signature Series offers a wide variety of construction upgrades and design options, such as plywood sides and full-extension, dovetail maple drawers, for added style and design. We believe that our Signature Series cabinetry appeals to consumers undertaking remodeling projects, who seek superior design flexibility and attractive appearance relative to stock cabinetry and lower cost and shorter lead-times compared to semi-custom and custom cabinetry. We also believe we appeal to home builders who seek cabinetry that differentiates their homes and gives home buyers the look and feel of custom cabinetry at an affordable price.

Pro Series

Mid Continent’s Pro Series is designed for the value-conscious customer. The Pro Series is manufactured in high quantities and a limited range of finishes with few modification options. We believe that our Pro Series cabinetry primarily appeals to builders who are seeking products for single family and multi-unit dwellings.

ULTRACRAFT CABINETRY

UltraCraft manufactures a full range of stock and semi-custom wall, base, tall, vanity, and specialty cabinets. UltraCraft offers 63 door styles and approximately 11,000 door and finish combinations. All

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UltraCraft cabinets are full access, offering full-overlay doors that conceal hinges and functional hardware. Full access cabinets provide flush, furniture-style, finished ends and provide greater storage space than traditional framed cabinets. The UltraCraft product offering is comprised of three distinct product lines: Destiny, Vision, and Entreé, each of which are differentiated by finish, color, and style selection, design options, and price. UltraCraft’s products accounted for $40.9 million, or approximately 16.0%, of our sales during the fiscal year ended December 31, 2003.

Destiny Line

UltraCraft’s Destiny line is our high-end semi-custom full access product offering with extensive customization options. Destiny cabinets include thousands of door and finish combinations constructed of wood, thermofoil, melamine, and laminate. In January 2003, we significantly expanded Destiny’s product offering, adding new wood species, door styles including what we believe is the industry’s first inset-looking door in a full access configuration, and finishes. Destiny line products are targeted at affluent, established customers who desire upscale, smartly designed cabinets.

Vision Line

UltraCraft’s Vision line is one of our newest product lines, having been introduced in April 2002. Despite its recent introduction to the marketplace, displays for Vision line cabinets have already been installed at approximately 47% of UltraCraft’s active dealers and sales through December 31, 2003 have exceeded initial estimates. The Vision line includes three door styles and six Italian “Eurotek” veneer finishes, a proprietary technology of an Italian manufacturer from whom we had exclusive distribution rights in North America through the end of 2003. The Vision manufacturing process utilizes this proprietary technology to create a high-end semi-custom style and look at a mid-range price. As a result, we believe our Vision line products are well positioned to target younger, more fashion-oriented consumers.

Entrée Line

UltraCraft’s Entreé line is stock full access cabinetry manufactured in high quantities and in a limited range of sizes and styles, with few modification options. Entreé cabinets are manufactured using 5/8 inch melamine board with full edgebanding, and as such, we believe, are a higher-quality product than most stock cabinets. Entreé cabinets are targeted to be sold primarily to builders for use in new construction projects.

STARMARK CABINETRY

The StarMark and Fieldstone brands collectively comprise our StarMark Cabinetry business division. StarMark products are primarily distributed through a network of independent dealers and, to a more limited degree, five of our own Kitchen and Bath Ideas retail centers. StarMark provides high quality attractively designed semi-custom cabinets which incorporate many of the design features of custom cabinetry at a lower price. StarMark Cabinetry collectively accounted for $53.4 million, or approximately 21.0%, of our revenues for the fiscal year ended December 31, 2003.

Starmark

StarMark is our high-end semi-custom framed cabinetry brand. StarMark includes a complete range of kitchen, bath, and specialty cabinets in numerous door styles and thousands of door and finish combinations. StarMark’s complement of products includes standard and premium offerings, with extensive modification and design flexibility. StarMark’s products are targeted at both middle and upper income consumers.

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Fieldstone

Fieldstone is our most premium brand. These cabinets are high-end semi-custom and custom framed products primarily sold through a select, design-oriented dealer base. They are currently marketed under a single product line and are available with either 1/2 inch or 3/8 inch end panels, offering product options similar to those of StarMark, including multiple door styles, thousands of door and finish combinations, using various wood species and finishes. Fieldstone targets upper-income consumers and represents our highest-end product offering.

MANUFACTURING

Although each of our business divisions maintains a separate management structure, we have instituted various measures to ensure company-wide communication and have aligned our work force through financial incentives based upon performance. Our management template utilized within each division drives information to all levels of our company. We believe this leads to greater efficiencies, higher quality, and increased employee satisfaction. Our financial systems are fully integrated on an enterprise-wide basis.

We operate six manufacturing facilities strategically located throughout the United States and Canada. Our largest facility, in Newton, Kansas, is vertically integrated, enabling it to rough mill oak lumber, manufacture oak door and cabinet-box frame parts, and fully assemble cabinet doors, as well as perform machining, assembly and finishing operations for oak and other wood species. Our four remaining plants are primarily machining, assembly and finishing operations. At all of our sites, prior to assembly, rough milled lumber is machined. Panels, shelves, drawers, drawer fronts, doors, floors and back parts are then assembled. The cabinetry is then finished (sanded, stained, varnished and cured) and then assembled. Hardware is then added, and the final product is inspected, packaged and staged for shipment. Our products are made to order and not to stock and accordingly, our inventory levels are low. Following production at one of our facilities, the finished product is shipped to our customers either directly or indirectly or via one of our five distribution centers.

Newton, along with Cottonwood, Minnesota and Lynchburg, Virginia are Mid Continent facilities, with Cottonwood and Lynchburg receiving doors manufactured by Newton and outsourcing their rough mill production of raw materials to third party vendors. Our Liberty, North Carolina facility is an UltraCraft facility, and our Sioux Falls, South Dakota facility is a StarMark facility, producing both StarMark and Fieldstone cabinets. Liberty and Sioux Falls each outsource rough mill production and door manufacturing in all wood species to third party vendors.

We are currently increasing the level of insourcing of products currently purchased from third parties. Our StarMark division is insourcing an increasing amount of door production that will result in savings from the amounts formerly paid to third parties for these products. Our new facility in Winnipeg, Canada is ramping-up production of wood components which were formerly purchased from third parties. The Winnipeg plant primarily produces product for our Mid Continent division and should produce increased cost savings as it reaches full efficiencies. We will continue to evaluate further insourcing opportunities as a method to increase our margins.

SUPPLIER RELATIONSHIPS

We have developed close relationships with a select group of suppliers with whom we have a long history of doing business. The vast majority of our purchases from our suppliers are based on purchase orders,

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rather than long-term written contracts. Dimensioned wood components, wood doors, particle board, thermofoil doors and veneer panels and plywood are the most significant raw materials we purchase, using more than seven different suppliers. We purchased approximately 22.1% of our raw materials during 2003 from our largest supplier, to take advantage of a favorable pricing relationship with that entity. Although we maintain multiple supplier relationships for each of our principal business divisions, vendor selection and price negotiations with common suppliers is coordinated through the executive vice president of operations for our company. Since centralizing our purchasing in this manner in the middle of 2000, we have achieved approximately $8.1 million in purchasing savings.

We believe we have excellent relationships with our suppliers and, because we maintain numerous supplier relationships, are not dependent on any one supplier. In addition, we believe that alternative sources of supply for these materials are available at prices at or near those from our existing relationships.

SALES, MARKETING AND DISTRIBUTION

We sell our products principally through our network of 116 sales representatives (of which 22 carry multiple brands), which is comprised of a combination of internal and independent sales representatives, and five Kitchen and Bath Ideas retail stores. The vast majority of our sales are through our sales representatives, with whom we believe we have established strong relationships by providing superior customer service, timely delivery and quality products at competitive pricing. The chart below sets forth the number our sales representatives selling for each of our divisions.

	Internal Sales Representatives(1)	Independent Sales Representatives(2)
Mid Continent	18	40
UltraCraft	0	33
StarMark	5	42

Total for Norcraft:	23	115

(1)	Represents 23 sales representatives, each selling for one of our business divisions.
(2)	Represents 93 sales representatives, 22 of whom sell for more than one of our business divisions.

We have sales representatives located across the United States, but have targeted certain locations, including the East Coast, the western United States and Canada, as regions where we can substantially increase our market penetration. In pursuit of this, we converted the under-utilized Lynchburg, Virginia facility we acquired as part of our acquisition of StarMark into a Mid Continent manufacturing facility, to enhance Mid Continent’s access to East Coast markets and enable its sales organization to aggressively pursue increased opportunities in this region. Prior to Lynchburg’s conversion, all Mid Continent cabinets were manufactured in the Midwest, making its products less competitive on the East Coast in terms of lead-time and cost due to a higher freight expense.

Our sales and marketing strategy is focused on distributing our products primarily to kitchen and bath dealers and wholetailers. According to Kitchen and Bath Business, the dealer and wholetailer channels accounted for 52% of U.S. cabinet industry sales in 2002. In certain markets, we also sell our products directly to builders. We have developed strong relationships with our dealers by delivering superior customer service, accurate and timely deliveries, quality products and competitive pricing. We believe these relationships provide us an advantage as dealers often influence the consumer’s decision at the point-of-sale, particularly since consumers are generally not familiar with a specific brand or style of cabinetry prior to their interaction with the dealer.

Business

We have national distribution capabilities for all of our brands and our net sales are balanced throughout the four geographic quadrants of the United States with no quadrant accounting for more than 29% of net sales in 2003. In addition, we continually monitor the sales volume and credit worthiness of our dealers to further enhance our network and we aim to maximize the sales potential of our customers by providing frequent dealer training, extensive product literature and attractive displays. For the year ending December 31, 2003, our bad debt expense was 0.4% of net sales.

We also distribute our products through other channels on a limited basis, including national galleries, our Kitchen and Bath Ideas retail stores and other distributors. Our retail stores, which represented approximately 3.2% of our overall revenues in 2003, sell products from each of our divisions, as well as kitchen appliances, countertops and other kitchen and bath items.

CUSTOMERS

We primarily sell our products to kitchen and bathroom cabinetry dealers and wholesale retailers, or wholetailers, as well as directly to home builders. We have an extensive network of over 2,500 active customers. Our largest customer in 2003 accounted for 6.1% of our sales, and our largest 10 customers accounted for approximately 23.6% of sales during such time. Our customers sell our products in the repair and remodeling and new home construction markets. Other than through our retail locations, we do not generally sell our products directly to home owners.

We seek to attract and retain customers by:

➢	delivering our products on time, in the specification and quantity ordered;

➢	producing a quality product offering that is regularly updated with new introductions;

➢	providing superior customer service and product warranties;

➢	supporting dealer and distributor employees through providing cabinet displays, extensive educational programs and substantial promotional materials; and

➢	utilizing a professional, nationwide network of sales representatives who have close relationships with desirable dealers.

COMPETITION

The cabinet industry is mature, competitive, large and fragmented, with approximately 5,000 cabinet manufacturers competing for approximately $12.9 billion in sales during 2003 (as estimated by Catalina Research, Inc.) with only six competitors having in excess of $200 million in annual sales in 2002. Key competitive factors in the cabinetry industry include product quality, accurate and timely delivery, value and price. The cabinetry industry is subject to price competition, especially in the stock cabinetry segment of the market.

We have numerous competitors and we expect competition to increase. Our competitors manufacture stock, semi-custom and custom cabinetry. There are relatively low capital requirements for cabinetry assembly, and therefore it is relatively easy for small competitors to enter the industry. Many of our competitors compete on a local or regional basis, but others, like ourselves, compete on a national basis as well. Our competitors include large consolidated operations which house their manufacturing facilities in large and efficient plants as well as relatively small, local cabinetwork manufacturers. Moreover, companies in other building products industries may compete with us.

We believe that we compete favorably with other manufacturers due to the breadth of our product offerings, production capacity and delivery and service. Many of our competitors are larger than we are and may have access to more resources than we do.

Business

INTELLECTUAL PROPERTY

We rely on a combination of trademarks, copyrights and trade secret protection, employee and third party non-disclosure agreements, and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the cabinetry industry. With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our intellectual property is difficult, and the steps we have taken may not prevent unauthorized use of our intellectual property. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position. To date, we have not relied heavily on patents in operating our business.

EMPLOYEES

As of December 31, 2003 we had over 1,800 employees. This total included approximately 1,500 manufacturing employees. Of our total employees, over 18 performed corporate administration and support, over 1,100 were at Mid Continent, over 230 were at UltraCraft and over 430 were at StarMark. None of our employees or any prospective employee is subject to any collective bargaining agreement.

PROPERTIES

We lease our executive offices located in Eagan, Minnesota. We own six separate manufacturing facilities, three of which manufacture Mid Continent cabinets, one of which manufactures UltraCraft cabinets, and one of which manufactures StarMark and Fieldstone cabinets. In addition, we lease seven other non-retail facilities which are used for service and distribution functions and storage. Finally, we lease three and own two retail stores that are engaged in the retail distribution of our products and other non-cabinet products of other industry participants.

Each of our facilities, by function and division, is set forth in the table below:

Location	Owned/ Leased	Approximate Square Footage	Function
Eagan, Minnesota	Leased	16,900	Headquarters
Cottonwood, Minnesota	Owned	128,100	Manufacturing—Mid Continent
Liberty, North Carolina	Owned	159,000	Manufacturing—UltraCraft
Lynchburg, Virginia	Owned	147,600	Manufacturing—Mid Continent
Newton, Kansas	Owned	268,600	Manufacturing—Mid Continent
Sioux Falls, South Dakota	Owned	233,000	Manufacturing—StarMark
San Leandro, California	Leased	35,000	Distribution/Service Center
Tampa, Florida	Leased	23,100	Distribution/Service Center
Gilbert, Arizona	Leased	31,500	Distribution/Service Center
Vista, California	Leased	25,900	Distribution/Service Center
Staley, North Carolina	Leased	21,900	Warehouse
Sioux Falls, South Dakota	Leased	13,000	Bargain Center
Brandon, Florida	Leased	3,000	Kitchen and Bath Ideas Retail Store
Clearwater, Florida	Leased	1,600	Kitchen and Bath Ideas Retail Store
Colorado Springs, Colorado	Owned	21,500	Kitchen and Bath Ideas Retail Store
Lynchburg, Virginia	Owned	5,000	Kitchen and Bath Ideas Retail Store
Sioux Falls, South Dakota	Leased	5,200	Kitchen and Bath Ideas Retail Store
Winnipeg, Manitoba	Owned	54,000	Manufacturing

Business

ENVIRONMENTAL REGULATION

Our operations are subject to extensive federal, state and local environmental laws and regulations relating to, among other things, the generation, storage, handling, emission, transportation and discharge of regulated materials into the environment. Permits are required for certain of our operations, and there permits are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines or the entry of injunctions, or both. We may also incur liability for investigation and clean-up of soil or groundwater contamination on or emanating from current or formerly owned and operated properties, or at offsite locations at which regulated materials are located where we are identified as a responsible party. We do not believe we will be required under existing environmental laws and enforcement policies to expend amounts that will have a material adverse effect on our results of operations of financial condition. The requirements of such laws and enforcement policies, however, have generally become more stringent over time. Also discovery of currently unknown conditions could require responses that could result in significant costs. Accordingly, we are unable to predict the ultimate cost of compliance with environmental laws and enforcement policies.

LEGAL PROCEEDINGS

During the ordinary course of business, we have become and may in the future become subject to pending and threatened legal actions and proceedings. All of the current legal actions and proceedings that we are a party to are of an ordinary or routine nature incidental to our operations, the resolution of which should not have a material adverse effect on our financial condition and results of operations. We are not currently a party to any product liability claims. The majority of the pending legal proceedings involve claims for workers compensation. These claims are generally covered by insurance, but there can be no assurance that our insurance coverage will be adequate to cover any such liability.

Management

BOARD OF MANAGERS AND EXECUTIVE OFFICERS

Our general partner is Norcraft GP, L.L.C. The following table sets forth information about the members of the board of managers of our general partner and our executive officers:

Name	Age	Position(s)
Mark Buller	39	President, Chief Executive Officer and Manager
David Van Horne	61	President, Mid Continent
Simon Solomon	51	President, UltraCraft
John Swedeen	53	President, StarMark
Robert Desrochers	54	Executive Vice President of Finance
Francis Ploetz	55	Executive Vice President of Operations
Leigh Ginter	38	Chief Financial Officer
Herb Buller	62	Chairman of the Board of Managers
Jay Bloom	48	Manager
David Kim	38	Manager
Michael Maselli	44	Manager
Christopher Reilly	42	Manager

Set forth below is a brief description of the business experience of each of the members of the board of managers of our general partner and our executive officers.

Mark Buller became our chief executive officer and a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Buller has over 17 years of experience in the cabinetry industry and has been a chief executive officer or division president of a cabinet manufacturer during the past eight years. From 1987 to 1996, Mr. Buller served in various management positions at Kitchen Craft Cabinets, a Canadian cabinetry maker. From 1996 to 1999, Mr. Buller was president of Kitchen Craft and following its acquisition by Omega Cabinets, Ltd., Mr. Buller continued as president of Kitchen Craft from 1999 to 2000. Mr. Buller was appointed chief executive officer of Omega in 2000 and remained in that position until 2002, leaving Omega after it was sold to Fortune Brands, Inc. for approximately $538 million.

David Van Horne, the president of our Mid Continent division, has been with our company for 13 years. Mr. Van Horne has over 35 years of building industry experience, including over 19 years with Abitibi-Price and three years with Masonite. Mr. Van Horne received a bachelors degree in business administration from the University of Massachusetts.

Simon Solomon joined our company in June 2000 when we purchased UltraCraft. Mr. Solomon has been in his current role as the president of UltraCraft for over 11 years and has over 26 years total experience in the building industry. Prior to joining UltraCraft, Mr. Solomon worked in a variety of sales positions at Thomasville Furniture, his latest being General Manager of its Armstrong Furniture division, and also served as senior vice president of sales and marketing at Lineage Home Furnishings, a subsidiary of Masco Corporation. Mr. Solomon received a bachelors degree in political science and history from the University of Pittsburgh and a masters degree in international management from the American Graduate School of International Management.

Management

John Swedeen joined our company in 2002 when we purchased StarMark. Mr. Swedeen has been in his current role as the president of StarMark since 1998. Prior to joining StarMark, he served as Vice President of Sales and Marketing for Weiser Lock, a subsidiary of Masco Corporation. Prior to joining Masco, he served in various capacities for Ingersoll-Rand Company, most recently as Vice President of Marketing for its Architectural Hardware Group. Mr. Swedeen received a bachelors degree in business administration from Georgia State University and completed an executive education program at Stanford Graduate School of Business.

Robert Desrochers joined our company in July 2004 as executive vice president of finance. Prior to joining our company, Mr. Desrochers spent five years as the senior vice president, chief financial officer of MasterBrand Cabinets, Inc., a division of Fortune Brands. While at MasterBrand Cabinets, Inc., Mr. Desrochers had responsibility for all finance and information technology functions, and led those areas during the acquisition and integration of three cabinet companies. Mr. Desrochers received a bachelors degree in pre-law from Pennsylvania State University, and is a graduate of General Electric’s Financial Management Program, and tenured on General Electric’s Corporate Audit Staff.

Francis Ploetz joined our company in 2000 as vice president of manufacturing. In October 2002 he was appointed to executive vice president of operations. Mr. Ploetz’s primary responsibilities include the manufacturing, procurement, transportation, quality assurance, and facilities functions within all Norcraft divisions. Mr. Ploetz has over 31 years of operational experience in manufacturing. Immediately prior to joining our company, Mr. Ploetz spent four years as the Vice President of Operations at Century Manufacturing Company, a multi-facility tool and equipment manufacturer. Mr. Ploetz received a bachelors degree in business administration from The Ohio State University.

Leigh Ginter joined our company in December 1997 as corporate controller and became our chief financial officer upon consummation of the Acquisition. In October 2001, he was appointed our vice president and controller, responsible for overseeing the finances of all of our business divisions as well as monitoring our overall financial performance. Prior to joining our company, Mr. Ginter spent five years as controller for Beckman Produce, an $80 million wholesale produce distributor in St. Paul, Minnesota. Mr. Ginter began his career at Lampert Lumber, serving in a variety of accounting positions during his five years with the company. Mr. Ginter received a bachelors degree in accounting from Metropolitan University.

Herb Buller joined our company as chairman of our general partner’s board of managers upon the consummation of the Acquisition. Prior to joining our company, Mr. Buller founded Kitchen Craft Cabinets, a Canadian cabinetry maker, in 1971. Mr. Buller served as chief executive officer of Kitchen Craft until December 2002. Mr. Buller received a bachelors degree and a certificate of education from University of Manitoba. He is on the advisory board of Palliser Furniture, and serves on the board of Teen Challenge and Family Life Network.

Jay Bloom joined our company as a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Bloom is a founder and managing partner of Trimaran Fund Management L.L.C. He is also a vice-chairman and member of the board of directors of CIBC World Markets Corp., co-head of the CIBC Argosy Merchant Banking Funds and a member of CIBC’s Executive Board and U.S. Management Committee. Prior to joining CIBC in 1995, Mr. Bloom was a founder and managing director of the Argosy Group L.P. Mr. Bloom received a bachelors degree and a masters degree in business administration from Cornell University and a juris doctor from Columbia University School of Law. Mr. Bloom currently serves on the board of directors of IASIS Healthcare Corporation, JAC Holdings International, Inc., Lancer Industries, Inc. NSP Holdings, LLC, PrimeCo Wireless Communications, LLC and Transportation Technologies Industries, Inc.

Management

David Kim joined our company as a member of our general partner’s board of managers upon the consummation of the Acquisition. Mr. Kim is currently a partner at Saunders Karp & Megrue and was involved in SKM’s investments in Tommy Bahama and RSI Home Products. Before joining SKM in March 2000, Mr. Kim was a principal with Butler Capital Corporation, a middle market private equity firm focused on investments in manufacturing, industrial distribution and business services. While there, Mr. Kim was involved in Butler Capital’s investment in Omega Cabinets, Ltd., Contech Construction Products and the Beckley-Cardy Group. Mr. Kim was a manufacturing planner at ICI Fiberite prior to joining Butler Capital in 1994. Before ICI, Mr. Kim graduated from the U.S. Army Airborne and Ranger schools and served for three years as an artillery officer. Mr. Kim received a bachelors degree, with honors, from West Point and a masters degree in business administration from Harvard Business School.

Michael Maselli joined our company as a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Maselli is a managing director of Trimaran Fund Management, L.L.C. Before joining Trimaran in February 2003, Mr. Maselli worked in the Corporate and Leverage Finance Groups of CIBC World Markets. Prior to joining CIBC in 1997, Mr. Maselli served as a managing director in Bear Stearns’ corporate finance group and, prior to that, as a vice president at Kidder Peabody. Mr. Maselli received a bachelors degree in economics from the University of Colorado and a masters degree in business administration, with distinction, from The A.B. Freeman School at Tulane University.

Christopher Reilly joined our company as a member of our general partner’s board of managers upon consummation of the Acquisition. Mr. Reilly is currently a partner at Saunders Karp & Megrue. Before joining SKM in 1990, Mr. Reilly served in the Merchant Banking and Finance, Administration and Operations Departments of Morgan Stanley & Co. Incorporated. Prior to joining Morgan Stanley, Mr. Reilly spent two years at Bankers Trust. Mr. Reilly received a bachelors degree from Providence College and a masters degree in business administration from New York University’s Leonard N. Stern School of Business. Mr. Reilly serves as a member on the boards of Accessory Network Group, Hartford Computer Group, Mimi’s Café, Souper Salad, Targus Group and Wilshire Pies.

Other than with respect to Herb Buller and Mark Buller, who are father and son, respectively, there are no family relationships among members of our general partner’s board of managers and our executive officers.

COMPANY GOVERNANCE

Our general partner’s board of managers manages our business and affairs as provided by its limited liability company agreement and conducts its business through meetings of the board of managers. Pursuant to the general partner’s limited liability company agreement, each of the representatives of the SKM investors who sits on our general partner’s board of managers, Mr. Reilly and Mr. Kim, are entitled to cast 2.5 votes with respect to each matter which is submitted to a vote before our general partner’s board of managers. The Trimaran investors are entitled to designate two managers, and the Buller investors are entitled to designate two managers, each of which will have one vote. As a result, the managers appointed by SKM investors together hold a majority of the votes to be cast on each matter submitted to a vote before our general partner’s board of managers. See “Certain relationships and related transactions—Arrangements With Our Investors.”

MANAGER COMPENSATION

The members of our general partner’s board of managers are not separately compensated for their services as a manager, other than reimbursement of out-of-pocket expenses incurred in connection with rendering such services.

Management

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information for each person who served as our Chief Executive Officer during 2003 and our four other executive officers who were the most highly compensated for the year ended December 31, 2003. We refer to these individuals collectively as our “named executive officers.”

	Annual Compensation					All Other Compensation
	Fiscal Year	Salary ($)		Bonus ($)	Other Annual Compensation ($)	Class B Units (1)	Class C Units (1)	Class D Units (2)
Mark Buller Chief Executive Officer (3)	2003	59,178	(4)	—	—	—	—	2,903,658
Hank Key Chief Executive Officer (5)	2003	186,923		2,602,000	318,060	—	—	—
John Swedeen President, Starmark	2003	223,041		179,024	—	200,000	200,000	257,872
Francis Ploetz Executive Vice President of Operations	2003	181,731		324,517	—	350,000	350,000	184,155
Simon Solomon President, Ultracraft	2003	242,410		454,612	—	200,000	200,000	653,587
David Van Horne President, Mid Continent	2003	207,692		370,876	—	600,000	600,000	726,208

(1)	Represents Class B Units and Class C Units in us received in lieu of cash payments owed under prior employment arrangements pursuant to deferred equity compensation agreements entered into in connection with the Acquisition. Mr. Ploetz forwent a $350,000 cash bonus in exchange for 350,000 Class B Units and the right to receive upon certain corporate events 350,000 Class C Units of us. Mr. Solomon forwent a $200,000 cash bonus in exchange for 200,000 Class B Units and the right to receive upon certain corporate events 200,000 Class C Units of us. Mr. Sweeden forwent a $200,000 cash bonus in exchange for 200,000 Class B Units and the right to receive upon certain corporate events 200,000 Class C Units of us. Mr. Van Horne forwent a $600,000 cash bonus in exchange for 600,000 Class B Units and the right to receive upon certain corporate events 600,000 Class C Units of us.
(2)	Represents Class D Units of Norcraft Holdings, L.P. granted to our executive officers in connection with the Acquisition. All Class D Units granted remain subject to time and performance-based vesting, and none are currently vested.
(3)	Mark Buller became our Chief Executive Officer effective October 21, 2003.
(4)	Represents Mr. Buller’s salary since becoming our Chief Executive Officer on October 21, 2003. Mr. Buller’s annual salary is $300,000.
(5)	Hank Key served as our Chief Executive Officer from March 10, 2003 through October 21, 2003.

Management

EMPLOYMENT ARRANGEMENTS

Mark Buller

Mark Buller entered into an employment agreement with us on October 21, 2003. Pursuant to his employment agreement, Mr. Buller will serve as our chief executive officer for a three-year term, which extends automatically for successive one-year terms, subject to termination upon notice. Pursuant to this agreement, Mr. Buller is entitled to receive a base salary of $300,000 per year and specified customary employment-related benefits. Annual bonuses for future years will be paid pursuant to bonus plans approved by our general partner’s board of managers and will be tied to our financial performance.

If we terminate Mr. Buller’s employment without cause, or if he resigns for good reason, he will receive his base salary for the remainder of the term of his employment or for eighteen months from the date of termination, whichever is longer. He will also be entitled to receive a pro-rated portion of the annual bonus he would have received for the year of his termination. Mr. Buller has agreed not to compete with us for the two-year period following the end of his employment with us, regardless of the reason for his termination.

Other Senior Managers

Each of Francis Ploetz, Simon Solomon, John Swedeen and David Van Horne entered into employment agreements with Norcraft Companies, L.P., which became effective simultaneously with the closing of the Acquisition. Pursuant to these agreements, these senior managers are entitled to receive base salaries equivalent to their former base salaries and an annual bonus for the fiscal year ending December 31, 2003, based on our previous bonus plan, as well as specified employment-related benefits. The base salaries provided for in these agreements is $175,000, $245,000, $215,000 and $200,000 for each of Mr. Ploetz, Mr. Solomon, Mr. Swedeen, and Mr. Van Horne, respectively. Annual bonuses for future years will be paid pursuant to bonus plans approved by our general partner’s board of managers and will be tied to our financial performance.

If we terminate any of these senior managers without cause or if he resigns for good reason prior to December 31, 2004, we will continue to pay his base salary until December 31, 2004 (subject to a minimum severance payment in these circumstances of three months’ base salary), plus a pro-rated portion of the bonus for which he would have been eligible during the year of his termination. Each of these senior managers has agreed not to compete with us following his termination until December 31, 2004 or the date of his last severance payment, whichever is later, and not to solicit our employees to leave our company in the year following the termination of such senior manager’s employment.

Norcraft Companies, L.P. expects to enter into an employment agreement with Robert Desrochers that is substantially similar to the employment agreements with the senior managers described above.

Management Incentive Plan

We adopted a Management Incentive Plan, which we refer to as the incentive plan. The incentive plan provides for the grants of incentive Class D membership units to selected employees and other persons providing services for us. The purposes of the incentive plan are to attract and retain the best available personnel, provide additional incentives to our employees and promote the success of our business.

The compensation committee of the Board of Managers of Norcraft GP, L.L.C. administers the incentive plan. The administrator has the sole discretion to grant options to employees and to determine the awards and incentive units granted under the plan. Incentive units may not be transferred other than in accordance with the agreement of limited partnership of Norcraft Holdings, L.P.

The incentive plan will terminate in October 2013, but the Board of Managers of Norcraft GP, L.L.C. may terminate the incentive plan at any time in its sole discretion. The Board of Managers of Norcraft GP, L.L.C. may amend the incentive plan subject to limited restrictions.

Security ownership of certain beneficial owners and management

All of the outstanding limited partnership units of Norcraft Companies, L.P. are held by Norcraft Intermediate Holdings, L.P., a Delaware limited partnership. All of the outstanding limited partnership units of Norcraft Intermediate Holdings, L.P. are held by us. Our general partner and the general partner of Norcraft Companies, L.P., is Norcraft GP, L.L.C., a Delaware limited liability company. Our general partner does not hold any equity interest in us or Norcraft Companies, L.P., but, as a general partner of each entity, it controls each entity. The members of our general partner are SKM Norcraft Corp., Trimaran Cabinet Corp. and HMB Norcraft Corp. The general partner of Norcraft Intermediate Holdings, L.P. is Norcraft Intermediate GP, L.L.C., a Delaware single member limited liability company that is wholly owned by us.

The following table provides certain information as of July 31, 2004 with respect to the beneficial ownership of our limited partnership interests by (i) each holder known by us who beneficially owns 5% or more of any class of our outstanding limited partnership units, (ii) each of the members of the board of managers of our general partner, (iii) each of our named executive officers, and (iv) all of the members of the board of managers of our general partner and our executive officers as a group. Unless otherwise indicated in a footnote, the business address of each person is our corporate address.

Name of Partner	Class A Units (1)		Percentage Ownership Interest Class A	Class B Units (2)(3)		Percentage Ownership Interest Class B	Class D Units (4)		Percentage Ownership Interest Class D
Norcraft GP, L.L.C.	—	(5)	—	—	(5)	—	—	(5)	—
SKM Norcraft Corp.(6)	75,950,957		56.0%	—		—	—		—
Trimaran Cabinet Corp.(7)	37,975,478		28.0%	—		—	—		—
Buller Norcraft Holdings, L.L.C.(8)	15,500,000		11.4%	—		—	—
Hank Key	—		—	—		—	—		—
Mark Buller	—	(9)	—	—		—	2,903,658	(10)	53.4%
Francis Ploetz	49,304		*	350,000		13.1%	184,155		3.4%
Simon Solomon	2,035,025		1.5%	200,000		7.5%	653,587		12.0%
John Swedeen	472,000		*	200,000		7.5%	257,872		4.7%
David Van Horne	400,000		*	600,000		22.5%	726,208		13.4%
Carl Bohn	141,043		*	360,000		13.5%	147,434		2.7%
Leigh Ginter	171,633		*	350,000		13.1%	276,233		5.1%
Robert Desrochers	207,670		*	—		—	285,714		5.3%
Christopher Reilly	—	(11)	—	—		—	—		—
David Kim	—	(12)	—	—		—	—		—
Jay Bloom	—	(13)	—	—		—	—		—
Michael Maselli	—	(14)	—	—		—	—		—
Herb Buller	—	(15)	—	—		—	—		—
All managers and executive officers as a group, including the 11 persons listed here.	3,476,675	(16)	2.6%	2,060,000		77.3%	5,434,861		100.0%

*	Represents less than 1%.
(1)	Class A limited partnership units are fully paid non-voting units. These units, together with the other limited partnership units described below, are entitled to receive all assets available for distribution upon liquidation and are entitled to other distributions. The holders of Class A units are entitled to receive distributions of their allocated percentages of our taxable net income to make tax payments.
(2)	Class B limited partnership units have the same rights, preferences and privileges as the Class A units, but these units are in the form of “profits interests.” Each of these units is treated as a capital asset and is entitled to full participation in the appreciation of our equity, both prior to and upon liquidation, but after the holders of Class A units outstanding upon the Acquisition have received a return of the basis of their investment.

(footnotes continued on following page)

Security ownership of certain beneficial owners and management

(3)	Class C limited partnership units, when outstanding, have the same rights, preferences and privileges as the Class A units, but each of these units will solely be entitled to receive as distributions or other payments an aggregate of $1.00. No Class C units are currently outstanding, but we have agreements in place with the persons set forth on this table and other managers which provide for their issuance upon certain corporate events.
(4)	Class D incentive units are “profits interests” issued pursuant to our equity incentive plan. These units receive tax distributions based on our net income allocated to them. Vested Class D incentive units are convertible into Class A units at a price equal to the fair market value of a Class A unit at the time of the grant of the Class D incentive unit. No Class D incentive units are currently vested.
(5)	Norcraft GP, L.L.C. does not hold any equity interest in us, but as our general partner, controls us. Norcraft GP, L.L.C. is controlled by its board of managers, which is comprised of Christopher Reilly, David Kim, Michael Maselli, Jay Bloom, Mark Buller and Herb Buller.
(6)	SKM Equity Fund III, L.P. is the controlling shareholder of SKM Norcraft Corp. SKM Equity Fund III, L.P. is controlled by its general partner, Saunders Karp & Megrue Partners, L.L.C., which is in turn controlled by its board of managers. Saunders Karp & Megrue Partners, L.L.C.’s board of managers is comprised of Tom Saunders, Allan Karp and John Megrue. SKM Norcraft Corp.’s business address is 262 Harbor Drive, Stamford, Connecticut 06902.
(7)	The shareholders of Trimaran Cabinet Corp. are Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Partners and CIBC MB Inc. Each of these shareholders has given a proxy of its voting rights in Trimaran Cabinet Corp. to Trimaran Fund Management, L.L.C. Trimaran Fund Management, L.L.C. is controlled by its managing members who are Jay R. Bloom, Andrew R. Heyer and Dean C. Kehler. Trimaran Cabinet Corp.’s business address is 425 Lexington Avenue, 3rd Floor, New York, New York 10017.
(8)	Buller Norcraft Holdings, L.L.C. is controlled by Mr. Mark Buller and Mr. Herb Buller, both of whom are members.
(9)	Does not include 15,500,000 limited partnership units owned by Buller Norcraft Holdings, L.L.C. Mr. Buller, as a member and manager of Buller Norcraft Holdings, L.L.C., may be deemed to beneficially own the shares beneficially owned by Buller Norcraft Holdings, L.L.C. Mr. Buller disclaims ownership of such shares.
(10)	Mr. Mark Buller holds all of his Class D incentive units through MEB Norcraft, L.LC., of which he is the sole member.
(11)	Does not include 75,950,957 limited partnership units owned by SKM Norcraft Corp. Mr. Reilly as a partner of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Mr. Reilly disclaims ownership of such shares.
(12)	Does not include 75,950,957 limited partnership units owned by SKM Norcraft Corp. Mr. Kim as a partner of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Mr. Kim disclaims ownership of such shares.
(13)	Does not include 37,975,478 limited partnership units owned by Trimaran Cabinet Corp. Mr. Bloom as a partner of the general partner of the majority shareholder of Trimaran Cabinet Corp. may be deemed to beneficially own the shares beneficially owned by Trimaran Cabinet Corp. Mr. Bloom disclaims ownership of such shares.
(14)	Does not include 37,975,478 limited partnership units owned by Trimaran Cabinet Corp. Mr. Maselli as a partner of the general partner of the majority shareholder of Trimaran Cabinet Corp. may be deemed to beneficially own the shares beneficially owned by Trimaran Cabinet Corp. Mr. Maselli disclaims ownership of such shares.
(15)	Does not include 15,500,000 limited partnership units owned by Buller Norcraft Holdings, L.L.C. Mr. H. Buller, as a member of Buller Norcraft Holdings, L.L.C. may be deemed to beneficially own the shares beneficially owned by Buller Norcraft Holdings, L.L.C. Mr. H. Buller disclaims ownership of such shares.
(16)	Does not include 15,500,000 limited partnership units owned by Buller Norcraft Holdings, L.L.C. Mr. Mark Buller as a member and manager of Buller Norcraft Holdings, L.L.C. and Mr. Herb Buller as a member of Buller Norcraft Holdings, L.L.C. may be deemed to beneficially own the shares beneficially owned by Buller Norcraft Holdings, L.L.C. Both Mr. Mark Buller and Mr. Herb Buller disclaim ownership of such shares. Also does not include 75,950,957 limited partnership units owned by SKM Norcraft Corp. Mr. Reilly and Mr. Kim, as partners of the general partner of the majority shareholder of SKM Norcraft Corp. may be deemed to beneficially own the shares beneficially owned by SKM Norcraft Corp. Both Mr. Reilly and Mr. Kim disclaim ownership of such shares. Also does not include 37,975,478 limited partnership units owned by Trimaran Cabinet Corp. Mr. Bloom and Mr. Maselli, as partners of the general partner of the majority shareholder of Trimaran Cabinet Corp. may be deemed to beneficially own the shares beneficially owned by Trimaran Cabinet Corp. Both Mr. Bloom and Mr. Maselli disclaim ownership of such shares.

Certain relationships and related transactions

ARRANGEMENTS WITH OUR INVESTORS

The holders of our limited partnership units entered into a limited partnership agreement that contains agreements among the holders of our limited partnership units with respect to the transfer of such units, including rights of first offer, tag-along rights, drag-along rights, preemptive rights and registration rights. Units held by our managers and the Buller investors are subject to a right of repurchase by us.

The SKM and Trimaran investors, and the Buller investors entered into a limited liability company agreement of our general partner. Pursuant to this limited liability company agreement, each of the representatives of the SKM investors who sits on our general partner’s board of managers, currently Mr. Reilly and Mr. Kim, is entitled to cast 2.5 votes with respect to each matter which is submitted to a vote before our general partner’s board of managers. The Trimaran investors designated two managers, and the Buller investors designated two managers, each of which have one vote. As a result, the managers appointed by the SKM investors together hold a majority of the votes to be cast on each matter submitted to a vote before our general partner’s board of managers. In addition, pursuant to the limited liability company agreement, the SKM and Trimaran investors and the Buller investors have the right to approve various transactions.

Upon completion of the Acquisition, we entered into a management and monitoring agreement with an affiliate of SKM Equity Fund III, L.P. and an affiliate of Trimaran Fund II, L.L.C. pursuant to which such entities provide management and monitoring services to us. These entities receive an aggregate annual management fee of $1.0 million and annual reimbursement for out-of-pocket expenses incurred in connection with the provision of such services. In 2003, management fees charged to expense was approximately $0.2 million. In addition, pursuant to such agreement, these entities also received an aggregate transaction fee of approximately $3.3 million in connection with services related to the debt financing for the Acquisition. We reimbursed SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. and their affiliates approximately $0.1 million for their out-of-pocket expenses incurred in connection with the Acquisition.

ARRANGEMENTS WITH OUR NAMED EXECUTIVE OFFICERS

We entered into employment agreements concurrently with the closing of the Acquisition with our named executive officers other than Hank Key, the terms of which are described in “Management—Employment Arrangements.”

Each of our named executive officers other than Hank Key agreed to forego some or all of a cash bonus to which he would otherwise have been entitled after the closing of the Acquisition in exchange for profits interests in us and the right to receive additional limited partnership units in us in the future. Mr. Ploetz forwent a $350,000 cash bonus in exchange for 350,000 Class B Units and the right to receive upon certain corporate events 350,000 Class C Units of us. Mr. Solomon forwent a $200,000 cash bonus in exchange for 200,000 Class B Units and the right to receive upon certain corporate events 200,000 Class C Units of us. Mr. Sweeden forwent a $200,000 cash bonus in exchange for 200,000 Class B Units and the right to receive upon certain corporate events 200,000 Class C Units of us. Mr. Van Horne forwent a $600,000 cash bonus in exchange for 600,000 Class B Units and the right to receive upon certain corporate events 600,000 Class C Units of us. See “Security ownership of certain beneficial owners and management.”

Certain relationships and related transactions

Mr. Ploetz exchanged 253 membership units in Norcraft Companies, L.L.C., valued at $49,304, in exchange for 49,304 Class A Units in us. Mr. Solomon exchanged 10,432 membership units in Norcraft Companies, L.L.C., valued at $2,035,025, in exchange for 2,035,025 Class A Units in us. Mr. Swedeen exchanged 2,420 membership units in Norcraft Companies, L.L.C., valued at $472,000, in exchange for 472,000 Class A Units in us. Mr Van Horne exchanged 2,050 membership units in Norcraft Companies, L.L.C., valued at $600,000, in exchange for 600,000 Class A Units in us. Prices for membership units in Norcraft Companies, L.L.C. were based on the prices paid to our former holders in the Acquisition.

We have adopted an equity incentive plan to provide incentives to our employees and managers by granting them awards of Class D Units which are profits interests in us. These profits interests vest based on time and performance and, when vested, are convertible at any time into fully paid limited partnership units of us at a price equal to at least the fair market value of fully paid limited partnership units of us at the time of an individual grant.

Hank Key served as our Chief Executive Officer from March 10, 2003 through October 21, 2003. In connection with the closing of the Acquisition, Mr. Key received $2.6 million as part of a bonus contingent upon completion of the Acquisition. Mr. Key also received $0.3 million for severance and relocation expenses.

ARRANGEMENTS WITH THE BULLER INVESTORS

In connection with their investment in Norcraft Holdings, L.P., Mark Buller and certain members of his family contributed 100% of the outstanding equity interests of Norcraft Canada Corporation, which is the owner of a new manufacturing facility under construction in Winnipeg, Canada. Norcraft Canada Corporation became a wholly owned subsidiary of Norcraft Companies, L.P. In addition to limited partnership units in Norcraft Holdings, L.P. that they received through a $12.5 million cash investment, the Buller investors received Class A limited partnership units of Norcraft Holdings, L.P. approximately equal to the value of their aggregate cash investment in Norcraft Canada Corporation, including specified due diligence costs, valued at approximately $3.0 million as of the date of its contribution.

In connection with their investment, the Buller investors are entitled to a right of first offer to purchase our company upon a decision by our general partner’s board of managers to engage in a sale transaction. Any offer made by the Buller investors pursuant to any exercise of this right is required to be an offer which allows us the time to solicit additional competing offers that we may accept in the event they are at a higher valuation or on such other material terms and conditions more favorable to us than those set forth in the offer made by the Buller investors.

In consideration of their contribution of the Winnipeg facility, the Buller investors are entitled to receive additional cash payments of up to $4.0 million and the right to acquire up to approximately 2,957,068 of our Class A limited partnership units of upon a change of control involving a sale by the SKM and Trimaran investors exceeding specified financial hurdles, if our owners following such a change of control elect not to continue Mr. Buller’s employment with us.

ARRANGEMENTS PRIOR TO THE ACQUISITION

Prior to the consummation of the Acquisition, Pfingsten Partners, L.L.C., or Pfingsten, held the majority of our outstanding membership interests. During that time we were party to a management agreement with Pfingsten pursuant to which they provided management services to us. We paid Pfingsten a fee of approximately $0.3 million in each of 2003, 2002 and 2001. Additionally, affiliates of Pfingsten served as the chief executive officer of our company.

Description of other indebtedness

SENIOR CREDIT FACILITY

General

In connection with the Acquisition, Norcraft Companies, L.P. entered into a senior credit facility with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the material terms of this senior credit facility.

The senior credit facility provides for senior secured financing of up to $70.0 million, consisting of:

➢	a $45.0 million term loan facility with a maturity of six years that was drawn in full in connection with the consummation of the Acquisition and has a current balance of $42.5 million; and

➢	a $25.0 million revolving loan facility, including a letter of credit sub-facility, with a maturity of five years.

All borrowings under the senior credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the loans were used to finance the Acquisition, repay Norcraft Companies, L.P.’s former senior credit facility and pay related fees and expenses. Availability under the revolving credit facility is reduced by an approximately $3.5 million letter of credit issued at closing in place of an existing letter of credit issued pursuant to Norcraft Companies, L.P.’s former senior credit facility. Norcraft Companies, L.P. had approximately $3.5 million in letters of credit outstanding at June 30, 2004.

Interest and fees

The interest rates per annum applicable to loans under the senior credit facility are, at the option of Norcraft Companies, L.P., equal to either an alternate base rate or an adjusted LIBOR rate plus an applicable margin percentage.

The alternate base rate will be the greater of (1) Federal Funds Rate as published by the Federal Reserve Bank of New York plus 0.5% and (2) the prime commercial lending rate of UBS AG, Stamford Branch. The adjusted LIBOR rate is determined by reference to corresponding deposits of U.S. dollars at the start of each interest period and is fixed through each period. The applicable margin is subject to adjustment based upon the ratio of consolidated indebtedness to consolidated EBITDA and is currently 2.25% for alternate base rate and 3.25% for adjusted LIBOR loans.

On the last day of each calendar quarter, Norcraft Companies, L.P. is required to pay each lender commitment fee in respect of any unused commitments of such lender under the revolving loan facility subject to adjustment.

Prepayments

Subject to exceptions, the senior credit facility requires mandatory prepayments of the term loan in amounts equal to:

➢	100% of the net cash proceeds from asset sales,

➢	100% of the net cash proceeds from the issuance of certain debt or preferred equity securities by Norcraft Companies, L.P. or any of its subsidiaries,

Description of other indebtedness

➢	50% of the net cash proceeds from the issuance of common equity securities by us,

➢	100% of all casualty and condemnation net cash proceeds in excess of amounts reinvested within specific periods, and

➢	50% of the excess cash flow of Norcraft Companies, L.P., commencing with the fiscal year ending on December 31, 2004.

Voluntary prepayments of loans under the senior credit facility and voluntary reductions of revolving loan commitments are permitted, in whole or in part, with prior notice but without premium or penalty (except LIBOR breakage costs) in minimum amounts as set forth in the credit agreement.

Amortization of principal

The senior credit facility requires scheduled quarterly payments on the term loan in amounts equal to $1.25 million in the first and second years, $1.875 million in the third and fourth years, and $2.5 million in the fifth and sixth years.

Collateral and guarantors

Indebtedness under the senior credit facility is guaranteed by Norcraft Intermediate Holdings, L.P. and all of Norcraft Companies, L.P.’s current and future subsidiaries and is secured by a first priority security interest in substantially all of the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned and material leased real property, cash and cash proceeds of the foregoing, including a first priority pledge of the equity interests of Norcraft Companies, L.P. and the equity interests of the guarantor subsidiaries, except that no future foreign subsidiary will be required to provide a guarantee, and no equity interests or assets of a future foreign subsidiary (other than 66% of the equity interests of a first-tier foreign subsidiary) will be required to be pledged to secure, the senior credit facility, in either case, if doing so would result in materially adverse tax consequences to the guarantor or its equity holders.

Restrictive covenants and other matters

The credit facility requires that we comply on a quarterly basis with certain financial covenants, including:

➢	A maximum leverage ratio of:

•	5.10 to 1.00 from July 1, 2004 to December 31, 2004;

•	4.80 to 1.00 from January 1, 2005 to June 30, 2005;

•	4.40 to 1.00 from July 1, 2005 to December 31, 2005;

•	3.80 to 1.00 from January 1, 2006 to December 31, 2006;

•	3.60 to 1.00 from January 1, 2007 to December 31, 2007; and

•	3.30 to 1.00 thereafter.

➢	A minimum interest coverage ratio of:

•	2.00 to 1.00 from October 21, 2003 to December 31, 2004;

•	2.10 to 1.00 from January 1, 2005 to June 30, 2005;

Description of other indebtedness

•	2.25 to 1.00 from July 1, 2005 to December 31, 2005;

•	2.50 to 1.00 from January 1, 2006 to December 31, 2006;

•	2.75 to 1.00 from January 1, 2007 to December 31, 2007;

•	2.90 to 1.00 from January 1, 2008 to December 31, 2008; and

•	3.00 to 1.00 thereafter.

➢	A limitation on capital expenditures not to exceed the following:

•	$9.00 million from January 1, 2003 to December 31, 2003;

•	$16.00 million from January 1, 2004 to December 31, 2004;

•	$18.00 million from January 1, 2005 to December 31, 2005;

•	$19.50 million from January 1, 2006 to December 31, 2006;

•	$21.00 million from January 1, 2007 to December 31, 2007;

•	$22.50 million from January 1, 2008 to December 31, 2008; and

•	$24.00 thereafter.

Norcraft Holdings, L.P. will (i) neither incur additional indebtedness nor amend the terms of the notes if either such action would have a material adverse effect (as defined in the credit agreement) and (ii) engage only in certain limited business activities.

See also “Management’s discussion and analysis of financial condition and results of operations—liquidity and capital resources.”

In addition, the credit facility includes negative covenants restricting or limiting the ability of Norcraft Intermediate Holdings, L.P. and its subsidiaries, to, among other things:

➢	sell assets,

➢	alter the business that we conduct,

➢	engage in mergers, acquisitions and other business combinations,

➢	declare dividends, make payments or redeem or repurchase our equity interests,

➢	incur additional indebtedness or guarantees,

➢	make loans and investments,

➢	incur liens,

➢	enter into transactions with affiliates,

➢	engage in sale and leaseback transactions,

➢	lease property, and

➢	modify or waive material agreements in any manner that is adverse in any material respect to the lenders.

Such negative covenants are subject to exceptions, including, with respect to restrictions on dividends from Norcraft Companies, L.P. to us, certain allowable tax distributions to our unit holders, and certain other payments. However, there is no exception that would allow cash to be distributed to us to pay cash interest on the notes offered hereby.

Description of other indebtedness

The senior credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the senior credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our senior credit facility are entitled to take various actions, including the acceleration of amounts due under our senior credit facility and all actions permitted to be taken by a secured creditor.

DESCRIPTION OF THE 9% NOTES

General.    In October 2003, Norcraft Companies, L.P. issued its 9% notes that mature on November 1, 2011 in an aggregate principal amount of $150.0 million in a private transaction not subject to the registration requirements under the Securities Act. Norcraft Companies, L.P. is in the process of exchanging those notes through an exchange offer in which holders will exchange the 9% notes for substantially identical freely tradable 9% notes registered under the Securities Act. The net proceeds from the issuance of the 9% notes, along with the net proceeds from the term loans under the senior credit facility were used to finance the Acquisition, repay the senior credit facility existing at the time of the Acquisition and pay related fees and expenses.

Ranking.    The 9% notes are senior subordinated unsecured obligations of Norcraft Companies, L.P., and are guaranteed on a senior subordinated basis by each of its subsidiaries that are guarantors under the senior credit facility. The 9% notes will rank structurally senior to the notes. The 9% notes are not entitled to the benefit of any sinking fund.

Optional Redemption.    Except as set forth below, Norcraft Companies, L.P. may not redeem the 9% notes prior to November 1, 2007. On or after November 1, 2007, Norcraft Companies, L.P. may redeem all or a part of the 9% notes at the redemption prices, expressed as a percentage of the principal amount, set forth in the table below, plus accrued and unpaid interest, if redeemed during the twelve-month period beginning on November 1 of the years indicated below:

Year	Percentage
2007	104.500%
2008	102.250%
2009 and thereafter	100.000%

In addition, at any time prior to November 1, 2006, Norcraft Companies, L.P. may redeem up to 35% of the originally issued aggregate principal amount of 9% notes at a redemption price of 109% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings of Norcraft Holdings, L.P. or its successors, provided that at least 65% of the originally issued principal amount of the 9% notes remains outstanding after the occurrence of such redemption and the redemption occurs within 90 days of the closing of such equity offering.

Additionally, following a change of control, the 9% notes may be redeemed, in whole but not in part, at any time prior to November 1, 2007 at the option of Norcraft Companies, L.P. at a redemption price equal to 100% of the principal amount of the 9% notes redeemed plus the greater of (1) 1.0% of the then outstanding principal amount of the 9% notes and (2) the excess of (a) the present value at the redemption date of (i) the redemption price of the 9% notes at November 1, 2007, plus (ii) all required

Description of other indebtedness

interest payments due through November 1, 2007, excluding accrued but unpaid interest, computed using a discount rate equal to the treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the 9% notes.

Change of Control.    In the event of a change of control, which is defined in the indenture governing the 9% notes, each holder of the 9% notes will have the right to require Norcraft Companies, L.P. to repurchase all or any part of such holder’s 9% notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest tot he date of purchase.

Covenants.    The indenture governing the 9% notes contains certain covenants that, among other things, limit Norcraft Companies, L.P.’s ability and the ability of some of Norcraft Companies, L.P.’s subsidiaries to:

➢	incur additional indebtedness;

➢	pay dividends or make distributions or repurchase or redeem capital stock;

➢	make investments;

➢	sell assets;

➢	incur liens;

➢	enter into agreements restricting any subsidiary’s ability to pay dividends;

➢	enter into certain transactions with affiliates; and

➢	consolidate, merge or sell substantially all of the assets.

Events of Default.    The indenture governing the 9% notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such 9% notes to become or to be declared to be due and payable.

Description of the exchange notes

As used below in this “Description of the exchange notes” section, the “Issuer” means Norcraft Holdings, L.P., a Delaware limited partnership, and its successors, but not any of its subsidiaries. The Issuer and Norcraft Capital Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the “Co-Issuer”), issued the notes described in this prospectus (the “Notes”) under an Indenture, dated as of August 17, 2004 (the “Indenture”), among the Issuer, the Co-Issuer and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the Notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. You may obtain a copy of the Indenture from the Issuer at its address set forth elsewhere in this prospectus.

The following is a summary of the material terms and provisions of the Notes. The following summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture. You can find definitions of certain terms used in this description under the heading “—Certain Definitions.”

PRINCIPAL, MATURITY AND INTEREST

An aggregate principal amount at maturity of Notes equal to $118,000,000 million was issued on August 17, 2004. The Notes mature on September 1, 2012. The Notes were issued in registered form, without coupons, and in denominations of $1,000 principal amount at maturity and integral multiples thereof. The Issuer and the Co-Issuer may issue additional Notes having identical terms and conditions to the Notes that were issued (the “Additional Notes”), subject to compliance with the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness.” Any Additional Notes will be part of the same issue as the Notes and will be treated as one class with the Notes, including for purposes of voting, redemptions and offers to purchase. The Notes were offered at a substantial discount from their principal amount at maturity and generated gross proceeds of approximately $80.3 million. For purposes of this “Description of the exchange notes,” except for the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness,” references to the Notes include Additional Notes, if any.

No cash interest will accrue on the Notes prior to the Full Accretion Date, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accretes. See “Certain United States federal income tax considerations” for a discussion regarding the taxation of such original issue discount. Prior to September 1, 2008, interest will accrue on the Notes at the rate of 9 3/4% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance and September 1, 2008, compounded on a semiannual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the Notes on September 1, 2008 (the “Full Accretion Date”). Beginning on the Full Accretion Date or from the date it was most recently paid, cash interest on the Notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually on March 1 and September 1 of each year to Holders of record at the close of business on February 15 or August 15 immediately preceding such interest payment dates, commencing March 1, 2009. Interest on the Notes is computed on the basis of a 360-day year of twelve 30-day months.

Description of the exchange notes

METHODS OF RECEIVING PAYMENTS ON THE NOTES

If a Holder has given wire transfer instructions to the Issuer at least ten Business Days prior to the applicable payment date, the Issuer and the Co-Issuer will make all payments on such Holder’s Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer and the Co-Issuer elect to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

RANKING

The Notes are general unsecured obligations of the Issuer and the Co-Issuer. The Notes rank senior in right of payment to all future obligations of the Issuer or the Co-Issuer that are, by their terms, expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future unsecured obligations of the Issuer that are not so subordinated. The Notes are effectively subordinated to any secured Indebtedness of the Issuer to the extent of the value of the assets securing such Indebtedness.

The Notes are also effectively subordinated to all existing and future obligations, including Indebtedness, of any Subsidiaries of the Issuer (other than the Co-Issuer). The Issuer and Co-Issuer have no operations of their own and derive all of their revenues and cash flow from the Issuer’s other Subsidiaries. The Issuer’s Subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Claims of creditors of these Subsidiaries, including trade creditors, will generally have priority as to the assets of these Subsidiaries over the claims of the Issuer and the holders of the Issuer’s Indebtedness, including the Notes. As of June 30, 2004, the Issuer’s Subsidiaries (other than the Co-Issuer) had approximately $192.5 million aggregate principal amount of Indebtedness outstanding and approximately $25.0 million of undrawn borrowings available under the Credit Agreement (which is reduced by approximately $3.5 million of outstanding letters of credit), all of which ranked effectively senior to the Notes. Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and the Restricted Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See “—Certain Covenants—Limitations on Additional Indebtedness” and “—Limitations on Liens.”

HOLDING COMPANY STRUCTURE

The Issuer is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Issuer is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. In addition, the claims of the Holders are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of such Restricted Subsidiaries. There can be no assurance that, after providing for all prior claims, there would be sufficient assets available from the Issuer and its Subsidiaries to satisfy the claims of the Holders of Notes. See “Risk factors—Risks associated with the exchange notes.” All of our assets are owned, and all of our net sales are generated, by our Subsidiaries. Our ability to repay the Notes depends on the performance of our Subsidiaries. The Issuer may not have access to the cash flow and other assets of its Subsidiaries that may be needed to make payments on the Notes.

Description of the exchange notes

OPTIONAL REDEMPTION

Except as set forth below, the Notes may not be redeemed prior to September 1, 2008. At any time on or after September 1, 2008, the Issuer, at its option, may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount at maturity) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning September 1 of the years indicated:

Year	Optional Redemption Price
2008	104.875%
2009	102.438%
2010 and thereafter	100.000%

Redemption upon a Change of Control

Before September 1, 2008, the Issuer may also redeem the Notes, as a whole but not in part, upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days’ prior notice (but in no event more than 90 days after the occurrence of such Change of Control), at a redemption price equal to 100% of the Accreted Value thereof plus the Applicable Premium as of, and accrued and unpaid interest thereon, if any, to, the date of redemption (a “Change of Control Redemption Date”).

“Applicable Premium” means, with respect to any Note on any Change of Control Redemption Date, the greater of (i) 1.0% of the Accreted Value of such Note on the Change of Control Redemption Date and (ii) the excess of (A) the present value at such Change of Control Redemption Date of the redemption price of such Note at September 1, 2008, computed using a discount rate equal to the Treasury Rate with respect to such Change of Control Redemption Date, plus 50 basis points over (B) the Accreted Value of such Note.

“Treasury Rate” means, with respect to any Change of Control Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Change of Control Redemption Date to September 1, 2008; provided, however, that if the period from such Change of Control Redemption Date to September 1, 2008 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Change of Control Redemption Date to September 1, 2008 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Redemption with Proceeds from Equity Offerings

At any time prior to September 1, 2007, the Issuer may redeem up to 35% of the aggregate principal amount at maturity of the Notes with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 109.750% of the Accreted Value of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 65% of the aggregate principal amount at maturity of Notes issued under the Indenture remains outstanding

Description of the exchange notes

immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.

The Issuer may acquire Notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount at maturity of $1,000 or less shall be redeemed in part. In addition, if a partial redemption is made pursuant to the provisions described under “—Optional Redemption—Redemption with Proceeds from Equity Offerings,” selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount at maturity of the Note to be redeemed. A new Note in a principal amount at maturity equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest or accretion, as applicable, will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent for the Notes funds in satisfaction of the redemption price (including accrued or accreted and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

CHANGE OF CONTROL

Upon the occurrence of any Change of Control, each Holder will have the right to require that the Issuer and the Co-Issuer purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the Accreted Value of the Notes to be purchased, plus, without duplication, accrued and unpaid interest thereon, if any, to the date of purchase.

Within 30 days following any Change of Control, the Issuer and the Co-Issuer will mail, or caused to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

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(3) describing the procedures that Holders must follow to accept the Change of Control Offer. The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law.

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.

If the terms of the Credit Agreement prohibit the Issuer from making a Change of Control Offer or from purchasing the Notes pursuant thereto, prior to the mailing of the notice to Holders described in the preceding paragraph, but in any event within 30 days following any Change of Control, the Issuer will be required to either:

(a) repay in full all Indebtedness outstanding under the Credit Agreement or offer to repay in full all such Indebtedness and repay the Indebtedness of each lender who has accepted such offer; or

(b) obtain the requisite consent under the Credit Agreement to permit the purchase of the Notes as described above.

The Issuer must first comply with the covenant described above before it will be required to purchase Notes in the event of a Change of Control.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable unless the Issuer has elected to redeem the Notes as provided under “—Optional Redemption —Redemption upon a Change of Control.” Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The obligation of the Issuer and the Co-Issuer to make a Change of Control Offer will be satisfied if a third party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Issuer and the Co-Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.

The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer and the Co-Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.

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If a Change of Control does occur, there can be no assurance that the Issuer and the Co-Issuer will have the financial resources at the time of the Change of Control to make any required repurchases of the Notes. In addition, we cannot assure you that in the event of a Change of Control the Issuer and the Co-Issuer will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under the Credit Agreement, the Existing Notes Indenture and other agreements governing outstanding or future Indebtedness of the Issuer’s Subsidiaries, which agreements may prohibit the offer. See “Risk factors—We may not be able to satisfy our obligations to holders of the notes upon a change of control.”

CERTAIN COVENANTS

The Indenture contains, among others, the following covenants:

LIMITATIONS ON ADDITIONAL INDEBTEDNESS

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness; provided that (x) the Issuer may incur additional Indebtedness if, after giving effect thereto, the Issuer’s Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 and (y) Norcraft Companies, L.P. and any Subsidiary of Norcraft Companies, L.P. that is a Restricted Subsidiary may incur additional Indebtedness if, after giving effect thereto, Norcraft Companies, L.P.’s Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 (the tests set forth in clauses (x) and (y) each being referred to as a “Coverage Ratio Exception”).

Notwithstanding the above, each of the following shall be permitted (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer and any Restricted Subsidiary under the Credit Facilities in an aggregate amount at any time outstanding not to exceed the greater of (x) $70.0 million, less to the extent a permanent repayment and/or commitment reduction is required thereunder as a result of such application, the aggregate amount of Net Available Proceeds applied to repayments under the Credit Facilities in accordance with the covenant described under “—Limitations on Asset Sales,” and (y) the sum of (i) 85% of the book value of the accounts receivable plus (ii) 65% of the book value of inventory of the Issuer and the Restricted Subsidiaries, calculated on a consolidated basis and in accordance with GAAP; provided that any letter of credit referred to in clause (11) of this covenant that is undrawn shall be deemed to constitute Indebtedness for purposes of this clause (1);

(2) the Notes issued on the Issue Date and the Exchange Notes to be issued pursuant to the Registration Rights Agreement and any Note Guarantees in respect thereof;

(3) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date including the Existing Notes, the Existing Notes Guarantees and obligations under the Existing Notes Indenture;

(4) Indebtedness under Hedging Obligations that are designed to protect against fluctuations in interest rates, foreign currency exchange rates and commodity prices; provided that if such Hedging Obligations are of the type described in clause (1) of the definition thereof, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this covenant, and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

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(5) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (5);

(6) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(7) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding $10.0 million;

(8) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(9) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(10) Refinancing Indebtedness with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception or clause (2) or (3) above;

(11) Indebtedness supported by one or more letters of credit issued under the Credit Facilities in accordance with clause (1); provided that the amount of Indebtedness permitted to be incurred under this clause (11) supported by any such letter(s) of credit shall not exceed the amount of such letter(s) of credit; provided, further, that upon any reduction, cancellation or termination of such letter(s) of credit, there shall be deemed to be an incurrence of Indebtedness under the Indenture that must be otherwise permitted to be incurred under the Indenture equal to the excess of the amount of such Indebtedness outstanding immediately after such reduction, cancellation or termination over the remaining stated amount, if any, of such letter(s) of credit or the stated amount of any letter(s) of credit issued in a contemporaneous replacement of such letter(s) of credit;

(12) Indebtedness of Foreign Subsidiaries in an aggregate amount not to exceed $5.0 million at any one time outstanding;

(13) Attributable Indebtedness incurred by the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $5.0 million at any one time outstanding; and

(14) Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate amount not to exceed $15.0 million at any one time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall classify and may reclassify, in each case in its sole discretion, such item of Indebtedness and may divide, classify and reclassify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness outstanding under the Credit Agreement on the Issue Date shall be deemed to have been incurred under clause (1) above. In addition, for purposes of determining any particular

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amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

LIMITATIONS ON LAYERING INDEBTEDNESS

The Issuer will not, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Indebtedness of the Issuer unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer solely by virtue of being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

LIMITATIONS ON RESTRICTED PAYMENTS

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer or such Restricted Subsidiary, as the case may be, cannot incur $1.00 of additional Indebtedness pursuant to the applicable Coverage Ratio Exception; provided, that in determining whether the Coverage Ratio Exception is met for purposes of this clause (2) only, any of the Issuer’s non-cash interest expense and amortization of original issue discount shall be excluded from the determination of Consolidated Net Income to the extent not already excluded therefrom; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clause (2), (3), (4), (5), (6), (7), (8), (9), (10) or (11) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

(a) 50% of Consolidated Net Income (excluding, for purposes of calculating Consolidated Net Income of the Issuer for this clause (3)(a) only, any of the Issuer’s non-cash interest expense and amortization of original issue discount to the extent not already excluded from the definition of Consolidated Net Income) of the Issuer for the period (taken as one accounting period) commencing on January 1, 2004 to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus

(b) 100% of the aggregate net cash proceeds received by the Issuer either (x) as contributions to the common equity of the Issuer after October 21, 2003 or (y) from the issuance and sale of Qualified Equity Interests after October 21, 2003, in each case, other than any such proceeds which are used (x) to redeem Notes in accordance with “—Optional Redemption—Redemption with Proceeds from Equity Offerings” or (y) to make Restricted Payments in reliance on clause (3) of the next succeeding paragraph, plus

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(c) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) incurred by the Issuer or any Restricted Subsidiary subsequent to October 21, 2003 is reduced on the Issuer’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (less the amount of any cash, or the fair value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made after the Issue Date, an amount equal to the lesser of (i) the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus

(e) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.

The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend or other distribution within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests;

(3) the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests or (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under the “Limitations on Additional Indebtedness” covenant and the other terms of the Indenture;

(4) the redemption of any Equity Interests of the Issuer (or any direct or indirect parent company of the Issuer) held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates) thereof, upon their death, disability, retirement, severance or termination of employment or service; provided that the aggregate cash consideration paid for all such redemptions shall not exceed in any calendar year the sum of (x) $3.0 million (and up to 50% of such $3.0 million not used in any calendar year may be carried forward to the next succeeding (but no other) calendar year), plus (y) the amount of any net cash proceeds received by or contributed to the Issuer from the issuance and sale since October 21, 2003 of Qualified Equity Interests of the Issuer (or any direct or indirect parent company of the Issuer) to its officers, directors or employees that have not been applied to the payment of Restricted Payments pursuant to the terms of clause (b) of the preceding paragraph or this clause (4), plus (z) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (4); provided further that the cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary in connection with the repurchase of Qualified Equity Interests will not be deemed to constitute a Restricted Payment under the Indenture;

(5) Permitted Tax Distributions;

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(6) (A) payments by the Issuer to or on behalf of any direct or indirect parent company of the Issuer in an amount sufficient to pay franchise taxes and other fees required to maintain the legal existence of such parent company and (B) payments by the Issuer to or on behalf of any direct or indirect parent company of the Issuer in an amount sufficient to pay out-of-pocket legal, accounting and filing costs and other expenses in the nature of overhead in the ordinary course of business of such parent company, in the case of clauses (A) and (B) in an aggregate amount not to exceed $750,000 in any calendar year;

(7) repurchases of Equity Interests deemed to occur upon the exercise or conversion of stock options or other incentive Equity Interests, if such repurchased or converted Equity Interests represent a portion of the exercise price thereof;

(8) repayments of Subordinated Indebtedness from Net Available Proceeds remaining after a Net Proceeds Offer made pursuant to the covenant described below under the caption “—Limitations on Asset Sales”;

(9) distributions to any direct or indirect parent company of the Issuer in order to pay customary and reasonable costs and expenses of a public offering of securities of such parent company that is not consummated, so long as the net proceeds of such public offering were intended to be contributed to the Issuer;

(10) additional Restricted Payments of $10.0 million; or

(11) the declaration or payment of a dividend or distribution with the net proceeds received by the Issuer from the sale of the Notes on the Issue Date;

provided that (a) in the case of any Restricted Payment pursuant to clause (4), (8) or (10) above, no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests described in clause (2), (3) or (4) above shall increase the Restricted Payments Basket.

LIMITATIONS ON DIVIDEND AND OTHER RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Equity Interests;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Issuer or any other Restricted Subsidiary;

except for:

(1) encumbrances or restrictions existing under or by reason of applicable law;

(2) encumbrances or restrictions existing under the Indenture, the Notes and the Note Guarantees, if any;

(3) non-assignment provisions of any contract or any lease or license entered into in the ordinary course of business;

(4) encumbrances or restrictions existing under agreements existing on the Issue Date (including, without limitation, the Credit Agreement, the Existing Notes Indenture, the Existing Notes and the Existing Notes Guarantees) as in effect on the Issue Date;

Description of the exchange notes

(5) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(6) restrictions on the transfer of assets imposed under any agreement to sell such assets permitted under the Indenture to any Person pending the closing of such sale;

(7) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired, so long as such Acquired Indebtedness was not incurred in connection with, or in contemplation of, such acquisition;

(8) encumbrances existing under any other agreement governing Indebtedness incurred by Restricted Subsidiaries of the Issuer in compliance with the covenant described under “—Limitations on Additional Indebtedness”; provided either (i) the provisions relating to such encumbrance or restriction contained in such Indebtedness, taken as a whole, are not less favorable to the Issuer in any material respect as determined by the Board of Directors of the Issuer in its reasonable and good faith judgment than the provision contained in the Credit Agreement or the Existing Notes Indenture, in each case, as in effect on the Issue Date, or (ii) any encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends in an amount sufficient, as determined by the Board of Directors of the Issuer in its reasonable and good faith judgment, to make scheduled payments of cash interest on the Notes beginning on March 1, 2009;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements that restrict the transfer of ownership interests in such partnership, limited liability company, joint venture or similar Person;

(10) Purchase Money Indebtedness and Attributable Indebtedness incurred in compliance with the covenant described under “—Limitations on Additional Indebtedness” that impose restrictions of the nature described in clause (c) above on the assets acquired; and

(11) any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (10) above; provided that such amendments or refinancings are, in the good faith judgment of the Issuer’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing.

LIMITATIONS ON TRANSACTIONS WITH AFFILIATES

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time on an arm’s-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary; and

(2) the Issuer delivers to the Trustee:

(a) with respect to any Affiliate Transaction involving aggregate value in excess of $2.5 million, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause

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(1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by a majority of the Independent Directors approving such Affiliate Transaction; and

(b) with respect to any Affiliate Transaction involving aggregate value of $10.0 million or more, the certificates described in the preceding clause (a) and a written opinion as to the fairness of such Affiliate Transaction to the Issuer or such Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor.

The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries;

(2) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements;

(3) loans and advances permitted by clause (3) of the definition of “Permitted Investments”;

(4) payments to Saunders Karp & Megrue, LLC and Trimaran Fund Management, L.L.C. under the Management and Monitoring Agreement as in effect on the Issue Date or as thereafter amended or supplemented in any manner that, taken as a whole, is not more disadvantageous to the Holders in any material respect than the Management and Monitoring Agreement as in effect on the Issue Date;

(5) Restricted Payments which are made in accordance with the covenant described under “—Limitations on Restricted Payments”;

(6) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods and services, in each case in the ordinary course of business and otherwise not prohibited by the Indenture;

(7) (x) any agreement in effect on the Issue Date and disclosed in this offering memorandum, as in effect on the Issue Date or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders in any material respect than such agreement as it was in effect on the Issue Date or (y) any transaction pursuant to any agreement referred to in the immediately preceding clause (x);

(8) the existence of, and the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any limited liability company, limited partnership or other organizational document or securityholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Issue Date and which is described in this offering memorandum, as in effect on the Issue Date, and similar agreements that it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under, any amendment to any such existing agreement or any such similar agreement entered into after the date of the Indenture shall only be permitted by this clause (8) to the extent not more disadvantageous to the Holders in any material respect, when taken as a whole, than any of such documents and agreements as in effect on the Issue Date;

(9) sales of Qualified Equity Interests to Affiliates of the Issuer not otherwise prohibited by the Indenture and the granting of registration and other customary rights in connection therewith; and

(10) any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests.

Description of the exchange notes

LIMITATIONS ON LIENS

The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien of any nature whatsoever against (other than Permitted Liens) any assets of the Issuer or any Restricted Subsidiary (including Equity Interests of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom, unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

LIMITATIONS ON ASSET SALES

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; and

(2) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness which is subordinated to the Notes) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary, as the case may be, is unconditionally released by the holder of such Indebtedness,

(b) the amount of any securities, notes or other obligations received from such transferee that are within 90 days converted by the Issuer or such Restricted Subsidiary to cash (to the extent of the cash actually so received), and

(c) the Fair Market Value of any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in the Permitted Business.

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary of the Issuer, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant.

Description of the exchange notes

If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, apply amount(s) equal to all or any of the Net Available Proceeds therefrom to:

(1) repay Indebtedness of any Restricted Subsidiary of the Issuer (other than Subordinated Indebtedness), and in the case of any such repayment under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility; provided that, if an offer to purchase any Indebtedness of Norcraft Companies, L.P. or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, the obligation to reduce Indebtedness of such Restricted Subsidiary will be deemed to be satisfied to the extent of the amount of the offer, whether or not accepted by the holders thereof, and the amount of Net Available Proceeds will be reduced to the extent of the amount of the offer;

(2) repay any Indebtedness which was secured by the assets sold in such Asset Sale; and/or

(3) (A) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities) to be used by the Issuer or any Restricted Subsidiary in the Permitted Business, (B) acquire Qualified Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B).

The amount of Net Available Proceeds not applied or invested as provided in this paragraph will constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, the Issuer and the Co-Issuer will be required to make an offer to purchase from all Holders and, if applicable, redeem (or make an offer to do so) any Pari Passu Indebtedness of the Issuer or the Co-Issuer the provisions of which require the Issuer or the Co-Issuer to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate Accreted Value of Notes and such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Issuer and the Co-Issuer will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to do so) any such other Pari Passu Indebtedness, pro rata in proportion to the respective Accreted Value of the Notes and accreted value or principal amount, as applicable, of other Indebtedness required to be redeemed, the maximum amount of Notes and Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the Accreted Value of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer and, if applicable, offer to purchase Pari Passu Indebtedness pursuant to clause (1)(b) above, in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer and, if applicable, offer to purchase Pari Passu Indebtedness, was made shall be deemed to be zero.

Description of the exchange notes

To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.

In the event of the transfer of substantially all (but not all) of the assets of the Issuer and the Restricted Subsidiaries as an entirety to a Person in a transaction covered by and effected in accordance with the covenant described under “—Limitations on Mergers, Consolidations, etc.,” the successor corporation shall be deemed to have sold for cash at Fair Market Value the assets of the Issuer and the Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale (with such Fair Market Value being deemed to be Net Available Proceeds for such purpose).

The Issuer and the Co-Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitations on Asset Sales” provisions of the Indenture, the Issuer and the Co-Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the “Limitations on Asset Sales” provisions of the Indenture by virtue of this compliance.

LIMITATIONS ON DESIGNATION OF UNRESTRICTED SUBSIDIARIES

The Issuer may designate any Subsidiary of the Issuer (other than the Co-Issuer) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) the Issuer would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to “—Limitations on Restricted Payments” above, in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary on such date.

No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable to the Issuer or the Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates;

(3) is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any Restricted Subsidiary, except for any guarantee given solely to support the pledge by the Issuer or any Restricted Subsidiary of the Equity Interests of such

Description of the exchange notes

Unrestricted Subsidiary, which guarantee is not recourse to the Issuer or any Restricted Subsidiary, and except to the extent the amount thereof constitutes a Restricted Payment permitted pursuant to the covenant described under “—Limitations on Restricted Payments.”

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Indebtedness is not permitted to be incurred under the covenant described under “—Limitations on Additional Indebtedness” or the Lien is not permitted under the covenant described under “—Limitations on Liens,” the Issuer shall be in default of the applicable covenant. The Issuer may not designate the Co-Issuer as an Unrestricted Subsidiary.

The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer, delivered to the Trustee certifying compliance with the foregoing provisions.

LIMITATIONS ON SALE AND LEASEBACK TRANSACTIONS

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any Sale and Leaseback Transaction; provided that the Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) (a) the Issuer or such Restricted Subsidiary could have incurred the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to the covenant described under “—Limitations on Additional Indebtedness” and (b) the Issuer or such Restricted Subsidiary could have incurred a Lien to secure such Indebtedness without equally and ratably securing the Notes pursuant to the covenant described under “—Limitations on Liens”;

(2) the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the Fair Market Value of the asset that is the subject of such Sale and Leaseback Transaction; and

(3) the transfer of assets in such Sale and Leaseback Transaction is permitted by the covenant described under “—Limitations on Asset Sales.”

LIMITATIONS ON THE ISSUANCE OR SALE OF EQUITY INTERESTS OF RESTRICTED SUBSIDIARIES

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell or issue any shares of Equity Interests of any Restricted Subsidiary except (1) to the Issuer, a Restricted Subsidiary or the minority stockholders of any Restricted Subsidiary, on a pro rata basis, or (2) to the extent such shares represent directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Wholly-Owned Restricted Subsidiary. The sale of all the Equity Interests of any Restricted Subsidiary is permitted by this covenant but is subject to the covenant described under “—Limitations on Asset Sales.”

Description of the exchange notes

LIMITATIONS ON MERGERS, CONSOLIDATIONS, ETC.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into (other than a merger with a Wholly-Owned Restricted Subsidiary solely for the purpose of changing the Issuer’s jurisdiction of incorporation to another State of the United States), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation, limited liability company or limited partnership organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, no Default shall have occurred and be continuing; and

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Issuer or the Successor, as the case may be, (a) could incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception or (b) shall have a Consolidated Interest Coverage Ratio greater than the Consolidated Interest Coverage Ratio of the Issuer immediately prior to such transaction and assumption.

For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

The Co-Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into, or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Co-Issuer or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Co-Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made is a corporation organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the Trustee, all of the obligations of the Co-Issuer under the Notes, the Indenture and the Registration Rights Agreement; and

Description of the exchange notes

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above, no Default shall have occurred and be continuing.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Upon any consolidation, combination or merger of the Issuer or the Co-Issuer, or any transfer of all or substantially all of the assets of the Issuer in accordance with the foregoing, in which the Issuer or the Co-Issuer is not the continuing obligor under the Notes, the surviving entity formed by such consolidation or into which the Issuer or the Co-Issuer is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or the Co-Issuer under the Indenture and the Notes with the same effect as if such surviving entity had been named therein as the Issuer or the Co-Issuer and, except in the case of a lease, the Issuer or the Co-Issuer, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes and all of the Issuer’s or the Co-Issuer’s other obligations and covenants under the Notes and the Indenture, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary may merge into the Issuer or another Restricted Subsidiary.

CONDUCT OF BUSINESS

The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than the Permitted Business.

LIMITATION ON ACTIVITIES OF THE CO-ISSUER

The Co-Issuer may not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than (1) the issuance of its Equity Interests to the Issuer or any Wholly-Owned Restricted Subsidiary of the Issuer, (2) the incurrence of Indebtedness as a co-obligor or guarantor, as the case may be, of the Notes, the Credit Facilities and any other Indebtedness that is permitted to be incurred by the Issuer under the covenant described under “—Limitations on Additional Indebtedness”; provided that the net proceeds of such Indebtedness are not retained by the Co-Issuer, and (3) activities incidental thereto. Neither the Issuer nor any Restricted Subsidiary shall engage in any transactions with the Co-Issuer in violation of the immediately preceding sentence.

FUTURE SUBSIDIARY GUARANTORS

The Issuer will cause each domestic Restricted Subsidiary that guarantees any Indebtedness of the Issuer or the Co-Issuer to, at the same time, execute and deliver to the Trustee a Note Guarantee pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture (and if such other Indebtedness of the Issuer or the Co-Issuer is Subordinated Indebtedness, the guarantee by such Restricted Subsidiary shall be subordinated to the same extent to such Restricted Subsidiary’s Note Guarantee).

Description of the exchange notes

A Note Guarantee of a Guarantor will be automatically released upon: (1) the sale, disposition or other transfer (including through merger or consolidation) of the Equity Interests (including any sale, disposition or other transfer following which the applicable Guarantor is no longer a Restricted Subsidiary), or all or substantially all the assets, of the applicable Guarantor if such sale, disposition or other transfer is made in compliance with the Indenture, (2) the Issuer designating such Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Limitations on Designation of Unrestricted Subsidiaries,” and (3) the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of the Issuer or the repayment of the Indebtedness or Disqualified Equity Interests, in each case, which resulted in the obligation to guarantee the Notes. A Note Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing such other Indebtedness or other exercise of remedies in respect thereof or if such Subsidiary is released from its guarantees of, and all pledges and security interests granted in connection with, any other Indebtedness of the Issuer which results in the obligation to guarantee the Notes.

REPORTS

Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer will furnish to the Holders of Notes or file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis, and Retrieval System (or any successor system), within the time periods that would be applicable to the Issuer if it were subject to Section 13(a) or 15(d) of the Exchange Act:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.

In addition, whether or not required by the SEC, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request; provided that until the Exchange Offer shall be consummated or any Shelf Registration Statement shall be effective, if the Issuer shall post all of such information and reports on its website on or before the dates such information and reports would have been required to be filed with the SEC if the Issuer had been required to file such information and reports with the SEC, such information and reports shall not be required to be filed with the SEC. The Issuer has agreed that, for so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT

Each of the following is an “Event of Default”:

(1) failure by the Issuer and the Co-Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

Description of the exchange notes

(2) failure by the Issuer and the Co-Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.,” or in respect of its obligations to make a Change of Control Offer as described above under “—Change of Control”;

(4) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitations on Additional Indebtedness” or “—Certain Covenants—Limitations on Restricted Payments” and continuance of this failure for 30 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount at maturity of the Notes then outstanding;

(5) failure by the Issuer to comply with any other agreement or covenant in the Indenture and continuance of this failure for 60 days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount at maturity of the Notes then outstanding;

(6) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) principal on such Indebtedness,

(b) results in the acceleration of such Indebtedness prior to its express final maturity or

(c) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $10.0 million or more;

(7) one or more judgments or orders that exceed $10.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(8) the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors; or

(9) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner as debtor in an involuntary case,

Description of the exchange notes

(b) appoints a Custodian of the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner or a Custodian for all or substantially all of the assets of the Issuer, any Significant Subsidiary or the General Partner, or

(c) orders the liquidation of the Issuer, the Co-Issuer, any Significant Subsidiary or the General Partner,

and the order or decree remains unstayed and in effect for 60 days.

If an Event of Default (other than an Event of Default specified in clause (8) or (9) above with respect to the Issuer, the Co-Issuer or the General Partner) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount at maturity of the Notes then outstanding, by written notice to the Issuer and the Trustee, may declare (an “acceleration declaration”) the Accreted Value of and accrued and unpaid interest on the outstanding Notes to be due and payable immediately. Upon such an acceleration declaration, the aggregate Accreted Value of and accrued and unpaid interest on the outstanding Notes shall become immediately due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount at maturity of such outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (8) or (9) with respect to the Issuer, the Co-Issuer or the General Partner occurs, all outstanding Notes shall become due and payable without any further action or notice.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “—Certain Covenants—Limitations on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount at maturity of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount at maturity of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “—Events of Default” section).

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Co-Issuer discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means

Description of the exchange notes

that the Issuer and the Co-Issuer shall be deemed to have paid and discharged the entire indebtedness represented by the Notes, and the Indenture shall cease to be of further effect as to all outstanding Notes, except as to

(1) rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the obligations of the Issuer and the Co-Issuer with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, and immunities of the Trustee, and the Issuer’s obligation in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Co-Issuer released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes, and the Holders must have a valid, perfected, exclusive security interest in such trust,

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

(a) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

Description of the exchange notes

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under (other than a Default resulting solely from the borrowing of funds to be applied to such deposit and the grant of any Lien on such deposit in favor of the Trustee and/or the Holders), any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound,

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the Issuer’s and the Co-Issuer’s obligations under the Indenture will be revived and no such defeasance will be deemed to have occurred.

SATISFACTION AND DISCHARGE

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled) as to all outstanding Notes when either

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2) (a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “—Optional Redemption,” and the Issuer has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all Accreted Value and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer and the Co-Issuer have paid all sums payable by them under the Indenture,

(c) the Issuer and the Co-Issuer have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be, and

(d) the Holders have a valid, perfected, exclusive security interest in this trust.

In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Description of the exchange notes

TRANSFER AND EXCHANGE

A Holder will be able to register the transfer of or exchange Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.

The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount at maturity of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount at maturity of the Notes then outstanding; provided that:

(a) no such amendment or waiver may, without the consent of the Holders of two-thirds in aggregate principal amount at maturity of Notes then outstanding, amend the obligation of the Issuer and the Co-Issuer under the heading “—Change of Control” or the related definitions in a manner that adversely affects the rights of any Holder; and

(b) without the consent of each Holder affected, no amendment or waiver may:

(1) change the maturity of any Note;

(2) reduce the amount, extend the due date or otherwise affect the terms of any scheduled payment of interest on or Accreted Value of the Notes;

(3) reduce any premium payable upon optional redemption of the Notes, change the date on which any Notes are subject to redemption or otherwise alter the provisions with respect to the redemption of the Notes (other than provisions relating to the repurchase of Notes described above under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Issuer to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the Notes affected);

(4) make any Note payable in money or currency other than that stated in the Notes;

(5) modify or change any provision of the Indenture or the related definitions to affect the ranking of the Notes in a manner that adversely affects the Holders;

(6) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(7) impair the rights of Holders to receive payments of principal of or interest on the Notes;

(8) make any change in the method of calculating Accreted Value; or

(9) make any change in these amendment and waiver provisions.

Description of the exchange notes

Notwithstanding the foregoing, the Issuer, the Co-Issuer and the Trustee may amend the Indenture or the Notes without the consent of any Holder, to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the obligations of the Issuer and the Co-Issuer to the Holders in the case of a merger, consolidation or sale of all or substantially all of the assets in accordance with “—Certain Covenants—Limitations on Mergers, Consolidations, etc.,” to provide for Note Guarantees, to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture), to make any change that does not materially adversely affect the rights of any Holder or, in the case of the Indenture, to maintain the qualification of the Indenture under the Trust Indenture Act.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS AND MEMBERS

No director, officer, employee, incorporator, stockholder, member or manager of the Issuer, the Co-Issuer or the General Partner will have any liability for any obligations of the Issuer or the Co-Issuer under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

CONCERNING THE TRUSTEE

U.S. Bank National Association is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

The Holders of a majority in principal amount at maturity of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

GOVERNING LAW

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

Description of the exchange notes

“Accreted Value” means, as of any date (the “Specified Date”), the amount provided below for each $1,000 principal amount at maturity of Notes:

(1) if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
March 1, 2005	$716.63
September 1, 2005	$751.57
March 1, 2006	$788.21
September 1, 2006	$826.63
March 1, 2007	$866.93
September 1, 2007	$909.19
March 1, 2008	$953.52
September 1, 2008	$1,000.00

(2) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days elapsed from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

(3) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (y) a fraction, the numerator of which is the number of days elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(4) if the Specified Date occurs after the Full Accretion Date, the Accreted Value will equal $1,000.

“Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of the covenant described under “—Certain Covenants—Limitations on Transactions with Affiliates,” Affiliates shall be deemed to include, with respect to any Person, any other Person (1) which beneficially owns or holds, directly or indirectly, 10% or more of any class of the Voting Stock of the referent Person, (2) of which 10% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the referenced

Description of the exchange notes

Person or (3) with respect to an individual, any immediate family member of such Person. For purposes of this definition and the definition of “Control Investment Affiliate,” “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning.

“asset” means any asset or property.

“Asset Acquisition” means

(1) an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Issuer, or shall be merged with or into the Issuer or any Restricted Subsidiary of the Issuer, or

(2) the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of all or substantially all of the assets of any other Person or any division or line of business of any other Person.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “—Certain Covenants—Limitations on Mergers, Consolidations, etc.”;

(3) Permitted Investments and Restricted Payments permitted under the covenant described under “—Certain Covenants—Limitations on Restricted Payments”;

(4) the creation or realization of any Permitted Lien;

(5) transfers of damaged, worn-out or obsolete equipment or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries; and

(6) any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $2.0 million.

“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Issuer’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal, foreign or state law for the relief of debtors.

Description of the exchange notes

“Board of Directors” shall mean, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers of such Person, (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(1) obligations with a maturity of 360 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

(2) demand and time deposits and certificates of deposit or acceptances with a maturity of 360 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million and is assigned at least a “B” rating by Thomson Financial BankWatch;

(3) commercial paper maturing no more than 180 days from the date of creation thereof issued by a corporation that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody’s;

(4) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above; and

(5) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (1) through (4) above.

“Change of Control” means the occurrence of any of the following events:

(1) prior to a Public Equity Offering after the Issue Date, the Permitted Holders cease to own, or to have the power to vote or direct the voting of, directly or indirectly, Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Issuer;

(2) following a Public Equity Offering after the Issue Date, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, except that in no event shall the parties to the LP Agreement be deemed a “group” solely by virtue of being parties to the LP Agreement), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of the Issuer;

Description of the exchange notes

(3) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or nomination for election was approved by one or more Permitted Holders prior to a Public Equity Offering or whose election to such Board of Directors or whose nomination for election was approved by a majority of the voting power of the members of the Board of Directors of the Issuer, which members comprising such majority are then still in office and were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(4) (a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries, taken as a whole, are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Issuer consolidates or merges with or into another Person or any Person consolidates or merges with or into the Issuer, in either case under this clause (4), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Issuer immediately prior to such consummation do not own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Issuer or the surviving or transferee Person; or

(5) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by its equityholders.

“Consolidated Amortization Expense” for any Person for any period means the amortization expense of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, including, without limitation, the amortization of capitalized store displays.

“Consolidated Cash Flow” for any Person for any period means, without duplication, the sum of the amounts for such period of

(1) Consolidated Net Income of such Person, plus

(2) in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income of such Person and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary of such Person only if a corresponding amount would be permitted at the date of determination to be distributed to such Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,

(a) Consolidated Income Tax Expense and, without duplication, Permitted Tax Distributions,

(b) Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c) Consolidated Depreciation Expense,

(d) Consolidated Interest Expense,

(e) all other non-cash items reducing Consolidated Net Income (including without limitation non-cash write-offs of goodwill, intangibles and long-lived assets, but excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) of such Person for such period, and

Description of the exchange notes

(f) costs and expenses incurred in connection with the Transactions and the Exchange Offer pursuant to the Registration Rights Agreement (including without limitation amortization of debt issuance costs, debt discount or premium and other financing fees and expenses directly relating), in each case determined on a consolidated basis in accordance with GAAP, minus

(3) the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income (other than the accrual of revenue, recording of receivables or the reversal of reserves in the ordinary course of business) of such Person for such period.

“Consolidated Depreciation Expense” for any Person for any period means the depreciation expense of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” for any Person for any period means the provision for taxes of such Person and its Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Coverage Ratio” of any Person means the ratio of Consolidated Cash Flow of such Person during the most recent four consecutive full fiscal quarters for which financial statements are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”) to Consolidated Interest Expense of such Person for the Four-Quarter Period. For purposes of this definition, a Person’s Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence of any Indebtedness or the issuance of any Preferred Stock of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) and any repayment of other Indebtedness or redemption of other Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

(2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or any of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) associated with any such Asset Acquisition) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

Description of the exchange notes

For purposes of calculating the Consolidated Interest Coverage Ratio prior to the expiration of the first Four-Quarter Period subsequent to October 21, 2004, such calculation shall be on the same pro forma basis as the pro forma financial statements that are presented in this offering memorandum.

In calculating Consolidated Interest Expense for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on this Indebtedness in effect on the Transaction Date;

(2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3) notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

“Consolidated Interest Expense” for any Person for any period means the sum, without duplication, of the total interest expense of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including without duplication,

(1) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness,

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings,

(3) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses,

(4) the interest portion of any deferred payment obligations,

(5) all other non-cash interest expense,

(6) capitalized interest,

(7) the product of (a) all dividend payments on any series of Disqualified Equity Interests of such Person or any Preferred Stock of any Restricted Subsidiary of such Person (other than any such Disqualified Equity Interests or any Preferred Stock held by such Person or a Wholly-Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person and its Restricted Subsidiaries, expressed as a decimal,

(8) all interest payable with respect to discontinued operations, and

(9) all interest on any Indebtedness of any other Person guaranteed by such Person or any of its Restricted Subsidiaries;

provided that to the extent directly related to the Transactions or the Exchange Offer pursuant to the Registration Rights Agreement, amortization of debt issuance costs, debt discount or premium and other financing fees and expenses shall be excluded. Consolidated Interest Expense shall be calculated after

Description of the exchange notes

giving effect to Hedging Obligations (including associated costs) described in clause (1) of the definition of “Hedging Obligations,” but excluding unrealized gains and losses with respect to Hedging Obligations.

“Consolidated Net Income” for any Person for any period means the net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary of such Person) in which any Person other than such Person and its Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by such Person or any of its Restricted Subsidiaries during such period;

(2) except to the extent includible in the consolidated net income of such Person pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with such Person or any of its Restricted Subsidiaries or (b) the assets of such Person are acquired by such Person or any of its Restricted Subsidiaries;

(3) the net income of any Restricted Subsidiary of such Person during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that such Person’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by such Person or any of its Restricted Subsidiaries upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of such Person or any of its Restricted Subsidiaries or (b) any Asset Sale (without regard to the $2.0 million limitation set forth in clause (6) of the definition thereof) by such Person or any of its Restricted Subsidiaries;

(6) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

(7) unrealized gains and losses with respect to Hedging Obligations; and

(8) other than for purposes of calculating the Restricted Payments Basket, any extraordinary or nonrecurring gain (or extraordinary or nonrecurring loss), together with any related provision for taxes on any such gain (or the tax effect of any such loss), realized by such Person or any of its Restricted Subsidiaries during such period.

In addition:

(a) Consolidated Net Income of any Person shall be reduced (to the extent not already reduced thereby) by the amount of any payments by such Person and its Restricted Subsidiaries to or on behalf of the Issuer’s direct or indirect parent company permitted by clause (5) or (6) under the second paragraph under “—Certain Covenants—Limitations on Restricted Payments”; and

Description of the exchange notes

(b) any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (d) of the first paragraph under “—Certain Covenants—Limitations on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (14) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income of a Person for purposes of calculating the Restricted Payments Basket.

For purposes of this definition of “Consolidated Net Income,” “nonrecurring” means any gain or loss as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.

“Control Investment Affiliate” means, as to any Person, any other Person (a) which directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and is organized by such Person (or any Person controlling such Person) primarily for making equity or debt investments in the Issuer or other portfolio companies or (b) as to which such Person has the right to exercise the rights in all of the Voting Stock held by such other Person, directly or indirectly, in the Issuer.

“Coverage Ratio Exception” has the meaning set forth in the proviso in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness.”

“Credit Agreement” means the Credit Agreement dated as of October 21, 2003 by and among Norcraft Companies, L.P., as Borrower, Norcraft Intermediate Holdings, L.P., as guarantor, UBS AG, Stamford Branch, as administrative agent, collateral agent, issuing lender and swingline lender, Wachovia Bank, National Association, as syndication agent, UBS Securities LLC, as sole bookrunner and lead arranger, Wachovia Capital Markets, LLC, as co-arranger and the other lenders named therein, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), and in each case as amended or refinanced from time to time.

“Credit Facilities” means one or more debt facilities (which may be outstanding at the same time and including, without limitation, the Credit Agreement) providing for revolving credit loans, term loans or letters of credit and, in each case, as such agreements may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Designation” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“Designation Amount” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

Description of the exchange notes

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control or asset sale occurring prior to the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control or asset sale provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” respectively, and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control” and “—Certain Covenants—Limitations on Asset Sales,” respectively.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Notes” means the 9% Senior Subordinated Notes issued under the Existing Notes Indenture.

“Existing Notes Guarantee” means the guarantee of the Existing Notes pursuant to the Existing Notes Indenture.

“Existing Notes Indenture” means that certain indenture, dated as of October 31, 2003, among Norcraft Companies, L.P., Norcraft Finance Corp. and U.S. Bank National Association, as trustee, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Issuer or a duly authorized committee thereof, as evidenced by a resolution of such Board or committee.

“Foreign Subsidiary” means any Restricted Subsidiary of the Issuer which (i) is not organized under the laws of (x) the United States or any state thereof or (y) the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.

Description of the exchange notes

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on October 21, 2003.

“General Partner” means Norcraft GP, L.L.C., a Delaware limited liability company, or any successor sole general partner or managing general partner of the Issuer.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.

“Guarantors” means each Person that is required to, or at the election of the Issuer does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to (1) any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement, (2) agreements or arrangements relating to, or designed to protect such Person against, fluctuations in foreign currency exchange rates, or (3) any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Holder” means any registered holder, from time to time, of the Notes.

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount shall be deemed to be an incurrence of Indebtedness.

“Indebtedness” of any Person at any date means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

Description of the exchange notes

(5) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture.

“Independent Director” means, with respect to any transaction, a director of the Issuer who is independent with respect to such transaction.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Issuer and its Affiliates.

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3) all other items that would be classified as investments (including purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP; and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.

Description of the exchange notes

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.” If the Issuer or any Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Subsidiary not sold or disposed of, which amount shall be determined by the Board of Directors. The acquisition by the Issuer or any Restricted Subsidiary of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Issuer or such Restricted Subsidiary in the third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in the third Person. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than cautionary filings in respect of operating leases).

“LP Agreement” means the limited partnership agreement relating to the Issuer dated on or about the Issue Date that is described in this offering memorandum under “Security Ownership of Certain Beneficial Owners and Management.”

“Management and Monitoring Agreement” means the management and monitoring agreement described in this offering memorandum under “Certain Relationships and Related Transactions.”

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any adjustment in the sale price of

Description of the exchange notes

such asset or assets or liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Recourse Debt” means Indebtedness of an Unrestricted Subsidiary:

(1) as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the Equity Interests or assets of the Issuer or any Restricted Subsidiary.

“Note Guarantee” means each guarantee of the Issuer’s and the Co-Issuer’s obligations under the Indenture and the Notes.

“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary. Any Officer of the General Partner shall be deemed to be an Officer of the Issuer.

“Officers’ Certificate” means a certificate signed by two Officers.

“Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable.

“Permitted Business” means the businesses engaged in by the Issuer and its Subsidiaries on the Issue Date as described in this offering memorandum and businesses that are reasonably related thereto or reasonable extensions thereof.

“Permitted Holders” means (a) SKM Equity Fund III, L.P. and its Control Investment Affiliates, (b) Trimaran Fund II, L.L.C. and its Control Investment Affiliates, (c) Mr. Mark Buller and his Related Parties and (d) for so long as the Issuer shall be a limited partnership, the General Partner.

“Permitted Investments” means:

(1) Investments by the Issuer, the Co-Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or the Co-Issuer or (b) any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Issuer, the Co-Issuer or a Restricted Subsidiary;

Description of the exchange notes

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) loans and advances to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of the Issuer (or a direct or indirect parent company of the Issuer) not in excess of $2.0 million at any one time outstanding;

(4) Hedging Obligations incurred pursuant to clause (4) of the second paragraph under the covenant described under “—Certain Covenants—Limitations on Additional Indebtedness”;

(5) cash and Cash Equivalents;

(6) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with clauses (1) and (2) of the first paragraph of the covenant described under “—Certain Covenants—Limitations on Asset Sales”;

(9) lease, utility and other similar deposits in the ordinary course of business;

(10) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(11) Investments, to the extent the payment for which is made in Qualified Equity Interests;

(12) Investments existing on the Issue Date;

(13) Investments represented by guarantees otherwise permitted to be made by the Indenture; and

(14) other Investments in an aggregate amount not to exceed $10.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value).

The amount of Investments outstanding at any time pursuant to clause (14) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (14) above, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (14) above.

Description of the exchange notes

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to a Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(10) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer or any Restricted Subsidiary;

(11) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(12) Liens securing all of the Notes and Liens securing any Note Guarantee;

(13) Liens existing on the Issue Date securing Indebtedness outstanding on the Issue Date;

Description of the exchange notes

(14) Liens in favor of the Issuer or a Restricted Subsidiary;

(15) Liens securing Indebtedness incurred under clause (1) of the second paragraph under “—Certain Covenants—Limitations on Additional Indebtedness”;

(16) Liens securing Purchase Money Indebtedness;

(17) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(18) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (13), (15) and (16); provided that in each case such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(19) Liens to secure Attributable Indebtedness incurred pursuant to the covenant described under “—Limitations on Sale and Leaseback Transactions”; provided that any such Lien shall not extend to or cover any assets of the Issuer or any Restricted Subsidiary other than the assets which are the subject of the Sale and Leaseback Transaction in which the Attributable Indebtedness is incurred;

(20) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(21) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations (other than Indebtedness) that do not in the aggregate exceed $5.0 million at any one time outstanding;

(22) Liens on assets of a Restricted Subsidiary securing Indebtedness (other than a guarantee of Indebtedness of the Issuer) and other obligations of such Restricted Subsidiary otherwise permitted under the Indenture; and

(23) Liens securing Hedging Obligations permitted to be incurred pursuant to “—Certain Covenants—Limitations on Additional Indebtedness.”

“Permitted Tax Distributions” means

(1) in the event that the Issuer is treated as a corporation for federal income tax purposes, payments, dividends or distributions to any direct or indirect parent company of the Issuer in order to pay consolidated or combined federal, state or local taxes to the extent that such taxes are attributable to the income of the Issuer and its Subsidiaries; provided, however, that the amount of such payments, dividends or distributions with respect to any taxable year does not exceed the amount of taxes the Issuer and its Subsidiaries would have been required to pay if the Issuer and its Subsidiaries had paid such taxes directly as a stand-alone group; or

(2) in the event that the Issuer is treated as a partnership or other similar pass-through entity for federal income tax purposes, payments, dividends or distributions to the then current direct or indirect equity holders or former direct or indirect equity holders (to the extent, in the case of former equity holders, income is allocated to such former equity holders for the taxable year of the Issuer with respect to which such payment, dividend or distribution is being made) of the Issuer in aggregate amounts equal to, with respect to any taxable year of the Issuer, the product of (x) the highest combined federal, state (or provincial) and local statutory tax rate (after taking into account the deductibility of state (or provincial) and local income tax for federal income tax purposes) applicable to any direct (or, where the direct equity holder is a partnership, a Subchapter S corporation, a grantor trust or other trust whose income flows through to its beneficial owners, or

Description of the exchange notes

similar pass-through entity for tax purposes, indirect) equity holder of the Issuer multiplied by (y) the taxable income of the Issuer and its Subsidiaries determined on the basis that the Issuer is a partnership (but computed without regard to any deduction that would not be available to the Issuer in such taxable year if the Issuer were a corporation) for federal income tax purposes for such year; provided, however, that the combined tax rate in clause (x) of this paragraph shall not exceed the highest combined tax rate that shall be applicable to a direct (or, where the direct equity holder is a partnership, a Subchapter S corporation, a grantor trust or other trust whose income flows through to its beneficial owners, or similar pass-through entity for tax purposes, indirect) equity holder of the Issuer residing only in the United States for tax purposes;

in the case of each of clauses (1) and (2) of this definition: minus any federal, state and local income taxes paid or payable by the Issuer and its Subsidiaries directly to taxing authorities on behalf of themselves or their direct or indirect equity holders but only, in each case, to the extent such payment would reduce the income tax liability of such equity holders, if any; and plus any interest on taxes attributable to the income of the Issuer and its Subsidiaries (as computed above) other than interest resulting from (i) a tax position taken in bad faith or (ii) the failure of an equity holder to timely pay to the applicable taxing authority amounts that were previously timely distributed by the Issuer to such holder (or to any intermediate holder on behalf of such holder).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

“principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

“Public Equity Offering” means an underwritten public offering of Qualified Equity Interests of the Issuer or any direct or indirect parent company of the Issuer generating gross proceeds of at least $50.0 million in the aggregate since the Issue Date, pursuant to an effective registration statement filed under the Securities Act.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost, (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached and (3) such Indebtedness shall be incurred within 180 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

Description of the exchange notes

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of the Issuer or financed, directly or indirectly, using funds (1) borrowed from the Issuer or any Subsidiary of the Issuer until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Issuer or any Subsidiary of the Issuer (including, without limitation, in respect of any employee stock ownership or benefit plan).

“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests of the Issuer (or any direct or indirect parent company thereof) to Persons; provided, however, that cash proceeds therefrom equal to not less than 100% of the Accreted Value of any Notes to be redeemed are received by the Issuer as a capital contribution immediately prior to such redemption.

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value; and “redemption” shall have a correlative meaning; provided that this definition shall not apply for purposes of “—Optional Redemption.”

“Redesignation” has the meaning given to such term in the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries.”

“refinance” means to refinance, repay, prepay, replace, renew or refund.

“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used substantially concurrently to redeem or refinance in whole or in part, or constituting an amendment of, any Indebtedness of the Issuer or any Restricted Subsidiary (the “Refinanced Indebtedness”) in a principal amount not in excess of the principal amount (plus premium, if any) of the Refinanced Indebtedness so repaid or amended (or, if such Refinancing Indebtedness refinances Indebtedness under a revolving credit facility or other agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement); provided that:

(1) the Refinancing Indebtedness is the obligation of the same Person as that of the Refinanced Indebtedness;

(2) if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is expressly subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(3) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) after the maturity date of the Notes;

(4) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes; and

(5) the Refinancing Indebtedness is secured only to the extent, if at all, and by the assets, that the Refinanced Indebtedness being repaid or amended is secured.

Description of the exchange notes

“Related Party” means any family member of Mr. Mark Buller or any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners or owners of which are Mr. Mark Buller and/or any members of his family.

“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer, any Restricted Subsidiary, the General Partner or any equity holder of the Issuer, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any redemption prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness.

“Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “—Certain Covenants—Limitations on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Service, a division of the McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transactions” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

“SEC” means the U.S. Securities and Exchange Commission.

“Secretary’s Certificate” means a certificate signed by the Secretary of the Issuer.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (8) or (9) under “—Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

Description of the exchange notes

“Subordinated Indebtedness” means Indebtedness that is subordinated in right of payment to the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Transactions” shall, for purposes of determining the amount of Consolidated Cash Flow and Consolidated Interest Expense, have the meaning given such term by the Existing Notes Indenture.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under “—Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct non-callable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person (in the case of a partnership, the sole general partner or managing general partner of such Person) entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

Description of the exchange notes

BOOK-ENTRY, DELIVERY AND FORM OF SECURITIES

The exchange notes will be represented by one or more global notes, referred to herein as the global notes, in definitive form. The global notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”). The global notes will be subject to certain restrictions to transfer. DTC will maintain the exchange notes in denominations of $1,000 principal amount at maturity and integral multiples thereof through its book-entry facilities.

DTC has advised the us as follows:

DTC is a limited-purpose trust company that was created to hold securities for its participating organizations, including Euroclear and Clearstream (collectively, the “Participants” or the “Depositary’s Participants”), and to facilitate the clearance and settlement of transactions in these securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary’s Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants” or the “Depositary’s Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Depositary’s Participants or the Depositary’s Indirect Participants. Pursuant to procedures established by DTC, ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Depositary’s Participants) and the records of the Depositary’s Participants (with the respect to the interest of the Depositary’s Indirect Participants).

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer exchange notes will be limited to such extent.

So long as the Global Note Holder is the registered owner of any exchange notes, the Global Note Holder will be considered the sole Holder of outstanding exchange notes represented by such Global Notes under the Indenture. Except as provided below, owners of exchange notes will not be entitled to have exchange notes registered in their names and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions, or approvals to the Trustee thereunder. None of the Issuer the Co-Issuer or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.

Payments in respect of the principal of, premium, if any, and interest on any exchange notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuer and the Trustee may treat the persons in whose names any exchange notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Issuer or the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of exchange notes (including principal, premium, if any, and interest). The Issuer believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective beneficial interests

Description of the exchange notes

in the relevant security as shown on the records of DTC. Payments by the Depositary’s Participants and the Depositary’s Indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary’s Participants or the Depositary’s Indirect Participants.

Subject to certain conditions, any persons having a beneficial interest in the Global Notes may, upon request to the Trustee and confirmation or such beneficial interest by the Depositary or its Participants or Indirect Participants, exchange such beneficial interest for Notes in definitive form. Upon any such issuance, the Trustee is required to register such exchange notes in the name of and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if the Depositary notifies the Issuer in writing that DTC is no longer willing or able to act as a depositary and the Issuer is unable to locate a qualified successor within 90 days, then, upon surrender by the relevant Global Note Holder of its Global Note, exchange notes in such form will be issued to each person that such Global Note Holder and DTC identify as being the beneficial owner of the related exchange notes.

Neither the Issuer nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of exchange notes and the Issuer and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Certain United States federal income tax considerations

The following summary discusses the material U.S. federal income and, with respect to non-U.S. holders only, estate tax considerations relating to the purchase, ownership and disposition of the exchange notes. Except where noted, this summary deals only with exchange notes held as capital assets and assumes that you acquire the exchange notes pursuant to the exchange offer. Additionally, this summary does not deal with special situations.

For example, the summary does not address:

➢	tax consequences to holders who may be subject to special tax treatment, including but not limited to dealers or traders in securities or currencies, financial institutions, tax-exempt entities, partnerships or other pass-through entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. expatriates or insurance companies;

➢	tax consequences to persons holding exchange notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

➢	tax consequences to U.S. holders (as defined below) of exchange notes whose “functional currency” is not the U.S. dollar;

➢	alternative minimum tax consequences, if any; or

➢	any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (including an entity taxable as a partnership) holds our exchange notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or an interest holder in any other pass-through entity) holding our notes, you should consult your tax advisor.

In certain circumstances, we may be obligated to pay you amounts in excess of the stated interest and principal payable on the notes. The obligation to make such payments, including additional interest and redemption premiums payable in certain circumstances, may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the exchange notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of an exchange note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences discussed herein. We intend to take the position that the likelihood that such payments will be made is remote and/or that such payments are incidental and therefore the exchange notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed U.S. Federal income tax return for the taxable year that includes the acquisition date of the note that such holder’s determination is different. It is possible, however, that the IRS may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the exchange notes will not be treated as contingent payment debt instruments.

Certain United States federal income tax considerations

If you are considering the purchase of exchange notes, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

CERTAIN TAX CONSEQUENCES TO OUR EQUITY HOLDERS

Because (i) the yield-to-maturity on the exchange notes is deemed to have equaled or exceeded the sum of (x) the “applicable federal rate” (as determined under Section 1274(d) of the Code) in effect for the calendar month in which the notes are deemed to have been issued (the “AFR”) and (y) 5 percentage points, (ii) the maturity date of the exchange notes is more than 5 years from the date of issue and (iii) the exchange notes have “significant” original issue discount (“OID”), the exchange notes will be considered “applicable high yield discount obligations.” As a result, our direct and indirect (if such indirect equity holders hold interests in us through pass-through entities) equity holders that are corporations will not be allowed to take a deduction for interest (including OID) accrued on the exchange notes for U.S. federal income tax purposes until such time as we actually pay such interest (including OID) in cash or in other property (other than certain debt or equity).

Moreover, if the yield-to-maturity on the notes exceeds the sum of (x) the AFR and (y) 6 percentage points (such excess shall be referred to hereinafter as the “disqualified yield”), the deduction for interest (including OID) accrued on the exchange notes will be permanently disallowed to such corporate equity holders (regardless of whether we actually pay such interest or OID) for U.S. federal income tax purposes to the extent such interest or OID is attributable to the disqualified yield on the notes allocable to such corporate equity holders (“dividend-equivalent interest”).

CONSEQUENCES TO U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of exchange notes. Certain consequences to “non-U.S. holders” of notes are described under “—Consequences to Non-U.S. Holders” below. A “U.S. holder” is a beneficial owner of an exchange note that is for U.S. federal income tax purposes:

➢	an individual that is a citizen or resident of the United States;

➢	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

➢	an estate the income of which is subject to U.S. federal income taxation regardless of its sources; or

➢	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Original Issue Discount

The exchange notes are issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all amounts payable on the notes including the stated interest) and their “issue price.” The “issue price” of the exchange notes is the first price at which a substantial amount of the outstanding notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

You should be aware that you must include OID in gross income in advance of the receipt of cash attributable to that income irrespective of your method of tax accounting. However, you generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest, to the extent such payments do not constitute qualified stated interest (as defined below).

Certain United States federal income tax considerations

If a U.S. holder is an initial purchaser of an outstanding note, the amount of OID includible in gross income by a U.S. holder is the sum of the “daily portions” of OID for the related exchange note for each day during the taxable year or portion of the taxable year in which such U.S. holder held such exchange note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” may be of any length and may vary in length over the term of the exchange note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period with respect to an exchange note is an amount equal to the product of the exchange note’s “adjusted issue price” at the beginning of such accrual period and its yield to maturity (determined on a constant yield method, compounded at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to the final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of an exchange note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any payments previously made on such note. We are required to provide information returns stating the amount of OID accrued on exchange notes held of record by persons other than corporations and other exempt holders.

If you purchased outstanding notes subsequently to the initial offering for an amount that is in excess of the adjusted issue price of such notes as of the purchase date, but less than or equal to the face value of such notes, you will have purchased the related exchange notes at an acquisition premium. In that case, the amount of OID which you must include in your gross income for any taxable year (or portion thereof), will be reduced (but not below zero) by the portion of the acquisition premium allocated to the period.

Sale, Exchange and Retirement of Exchange Notes

You will generally recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of an exchange note (other than pursuant to an exchange offer as described below, or in a tax-free transaction) equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and your adjusted tax basis in the exchange note. Your adjusted tax basis in an exchange note will generally be equal to the amount paid for the outstanding note, increased by the amount of OID previously included in income (and accrued market discount, if any, if you have elected to include such market discount in income) and decreased by any amortizable premium you have applied to reduce interest on the outstanding note and the amount of any cash payments received with respect to the note. Generally, such gain or loss will be capital gain or loss. If you are an individual or, in some cases, a non-corporate taxpayer and have held the exchange notes (and prior to the exchange notes, the outstanding notes) for more than one year, such capital gain will generally be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Exchange Offer

You will not have taxable gain or loss on the exchange of original notes for exchange notes in connection with the exchange offer. Instead, your basis in the original notes will carry over to the exchange notes received, and the holding period of the exchange notes will include the holding period of the original notes surrendered.

Applicable High Yield Discount Obligations

For purposes of the dividends-received deduction, the dividend-equivalent interest, as defined above under “Certain Tax Consequences to Our Equity Holders”, will be treated as a dividend to the extent it

Certain United States federal income tax considerations

is deemed to have been paid out of corporate current or accumulated earnings and profits. Accordingly, if you are a corporation, you may be entitled, subject to applicable limitations, to take a dividends-received deduction with respect to dividend-equivalent interest received by you on such exchange note.

Market Discount and Bond Premium

If you have purchased outstanding notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange or retirement of a market discount note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an exchange note, any market discount accrued on the related outstanding note). You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method. In that case, your tax basis in your exchange notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by you during the taxable year of the election and thereafter, and may not be revoked without consent of the IRS. If you do not make such an election, in general, all or a portion of your interest expense on any indebtedness incurred or continued in order to purchase or carry exchange notes may be deferred until the maturity of the exchange notes, or certain earlier dispositions. Unless you elect to accrue market discount under a constant yield method, any market discount will accrue ratably during the period from the date of acquisition of the related outstanding note to its maturity date.

If you have purchased outstanding notes for an amount greater than their face value, you will have purchased the related exchange notes with amortizable bond premium. You generally may elect to amortize that premium from the purchase date to the maturity date of the exchange notes under the constant yield method. Amortizable premium generally may be deducted against interest income on such exchange notes and generally may not be deducted against other income. Your basis in an exchange note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by you during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

You are urged to consult your own tax adviser regarding the market discount and bond premium rules.

Information Reporting and Backup Withholding

If you hold your exchange notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest (including OID) or disposition proceeds on the exchange notes, unless an exemption applies. Similarly, unless an exemption applies, you must provide the intermediary or us with your Taxpayer Identification Number (“TIN”), which, if you are an individual, is generally your social security number. You are also required to comply with other IRS requirements, including a certification that you are not subject to backup withholding and that you are a U.S. person. If you are subject to these requirements but do not comply, we or the intermediary must withhold, under the backup withholding rules, a percentage of all amounts payable to you on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and 31% thereafter. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN you provided is incorrect. Backup withholding is not an additional tax. You may use the withheld amounts, if any, as a credit against your federal income tax liability (or may claim a refund as long as you timely provide certain information to the IRS). All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Certain United States federal income tax considerations

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of exchange notes. The term “non-U.S. holder” means a beneficial owner of an exchange note that is a nonresident alien or a corporation, trust or estate that is, in each case, not a U.S. holder. Special rules may apply to non-U.S. holders subject to special tax treatment including but not limited to controlled foreign corporations, passive foreign investment companies and foreign personal holding companies. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

U.S. Federal Withholding Tax

U.S. federal withholding tax will not apply to any payment to you of principal or interest (including OID) on an exchange note under the “portfolio interest rule,” provided that:

➢	interest paid on the exchange note is not effectively connected with your conduct of a trade or business in the United States;

➢	you do not actually or constructively own 10% or more of the capital or profits interest in us;

➢	you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

➢	you are not a bank receiving interest on an exchange note on an extension of credit made pursuant to a loan arrangement entered into in the ordinary course of your trade or business; and

➢	you provide to us or our paying agent your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)). If you hold the exchange notes through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent who will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest (including OID) will be subject to a 30% U.S. federal withholding tax, unless you provide us with a properly completed and executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. However, if you have purchased exchange notes with acquisition premium, please see your tax adviser regarding the application of the acquisition premium rules.

Sale, Exchange or Retirement of Exchange Notes

Subject to the discussion below concerning effectively connected income and backup withholding, you will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of the exchange notes unless you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the exchange notes, and other conditions are satisfied. The exchange of the outstanding notes for the exchange notes will not constitute a taxable exchange.

U.S. Trade or Business

If you are engaged in a trade or business in the United States and your investment in the exchange notes is effectively connected with the conduct of that trade or business then you will be subject to U.S. federal income tax on interest (including OID) and gain with respect to the exchange notes on a net income basis (although you will be exempt from the 30% withholding tax on interest (including OID), provided the certification requirements on IRS Form W-8ECI (or successor form) as discussed above in “—U.S. Federal Withholding Tax” are satisfied) in the same manner as if you were a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such amount, subject to adjustments.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding applicable to a non-U.S. holder provide that interest (including OID) you receive will be automatically exempt from the usual backup withholding rules if such payments are subject to the 30% withholding tax on interest or if they are exempt from that tax by application of a tax treaty or the “portfolio interest” exception or because they are effectively connected with your conduct of a United States trade or business and you have provided us with a properly completed and executed IRS Form W-8ECI. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% withholding tax. Payments of principal on your exchange notes and disposition proceeds received by you on a disposition of your exchange notes through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption, or do not provide the certification described above. Information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. We suggest that you consult your tax advisors concerning the application of information reporting and backup withholding rules.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. federal estate tax on exchange notes beneficially owned by you at the time of your death, provided that (i) for estate tax purposes you are not a citizen or resident of the United States, (ii) any payment to you on the exchange notes would be eligible for exemption from the 30% withholding tax under the “portfolio interest rule” described above under “—U.S. Federal Withholding Tax” and (iii) at the time of death, payments with respect to such exchange notes would not have been effectively connected with the conduct by you of a trade or business in the United States. In addition, the U.S. federal estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty.

Certain United States federal income tax considerations

Plan of distribution

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, we agreed, with exceptions, that we would not for a period of 90 days from August 17, 2004, the date of the offering memorandum distributed in connection with the sale of the outstanding notes, directly or indirectly offer, sell, grant any options to purchase or otherwise dispose of any debt securities other than in connection with this exchange offer.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The initial purchasers of the outstanding notes have advised us that following completion of the exchange offer they intend to make a market in the exchange notes to be issued in the exchange offer; however, the initial purchasers are under no obligation to do so and any market activities with respect to the exchange notes may be discontinued at any time.

Legal matters

The validity of the issuance of the exchange notes offered hereby and the enforceability of the obligations of Norcraft Holdings, L.P., Norcraft Capital Corp. under the notes, will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

Experts

The financial statements as of December 31, 2003 and for the period from October 21, 2003 through December 31, 2003, the successor company, and as of December 31, 2002 and for the period from January 1, 2003 through October 20, 2003 and for each of the two years in the period ended December 31, 2002, the predecessor company, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the issuance of the exchange notes. This prospectus, which is included in the registration statement, does not contain all of the information included in the registration statement. Certain parts of this registration statement are omitted in accordance with the rules and regulations of the SEC. For further information about us and the exchange notes, we refer you to the registration statement. You should be aware of the statements made in this prospectus as to the contents of any agreement or other document filed as an exhibit to the registration statement are not complete. Although we believe that we have summarized the material terms of these documents in the prospectus, these statements should be read along with the full and complete text of the related documents.

We have agreed that, whether or not we are required to do so by the SEC, for so long as any of the exchange notes remain outstanding, we will furnish to the holders of the exchange notes (if not filed with the SEC) or we will file with the SEC, within the time periods specified in the rules and regulations of the SEC:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file these forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and, with respect to the annual information only, a report thereon by our certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file these reports.

Any reports or documents we file with the SEC, including the registration statement, may be inspected and copied at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports or other documents may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330. In addition, the SEC maintains a web site that contains reports and other information that is filed through the SEC’s Electronic Data Gathering Analysis and Retrieval System. The web site can be accessed at http://www.sec.gov.

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Audited Financial Statements

Reports of Independent Registered Public Accounting Firm:
Report of Independent Registered Public Accounting Firm as of December 31, 2003 and for the Period from October 21, 2003 through December 31, 2003	F-2

Report of Independent Registered Public Accounting Firm as of December 31, 2002 and for the Period fromJanuary 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001	F-3

Consolidated Financial Statements:
Balance Sheets, December 31, 2003 and 2002	F-4

Statements of Income for the period from October 21, 2003 through December 31, 2003, for the period January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001	F-5

Statements of Changes in Members’ Equity for the period from October 21, 2003 through December 31, 2003, for the period January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001

F-6

Statements of Cash Flows for the period from October 21, 2003 through December 31, 2003, for the period January 1, 2003 through October 20, 2003 and for the Years Ended December 31, 2002 and 2001	F-7

Notes to Consolidated Financial Statements	F-8-21

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets — December 31, 2003 and June 30, 2004	F-22

Condensed Consolidated Statements of Income — Six months ended June 30, 2004 and 2003	F-23

Condensed Consolidated Statement of Changes in Members’ Equity — Six months ended June 30, 2004	F-24

Condensed Consolidated Statements of Cash Flows — Six months ended June 30, 2004 and 2003	F-25

Notes to Condensed Consolidated Financial Statements — June 30, 2004	F-26-27

Report of Independent Registered Public Accounting Firm

To the Board of Managers of

Norcraft GP, L.L.C.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Norcraft Holdings, L.P. (“Successor Company”) as of December 31, 2003 and the results of their operations and their cash flows for the period from October 21, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers

Minneapolis, Minnesota

March 24, 2004 except for Note 16,

as to which the date is August 12, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Managers of

Norcraft GP, L.L.C.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, changes in members’ equity and of cash flows present fairly, in all material respects, the financial position of Norcraft Companies LLC (“Predecessor Company”) as of December 31, 2002 and the results of their operations and their cash flows for the period from January 1, 2003 through October 20, 2003 and for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/    PricewaterhouseCoopers

Minneapolis, Minnesota

March 24, 2004

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	Successor	Predecessor
	December 31, 2003	December 31, 2002
ASSETS
Current assets:
Cash	$2,583	$59
Trade accounts receivable, net of allowances of $1,862 and $1,423	24,063	20,186
Inventories	16,948	13,498
Prepaid expenses	2,000	916

Total current assets	45,594	34,659

Property, plant and equipment, net	32,168	24,097

Other assets:
Deferred financing costs, net of accumulated amortization of $391 and $744	11,509	803
Goodwill	148,459	40,490
Customer relationships, net of accumulated amortization of $869	66,131	—
Brand names	49,000	—
Display cabinets, net of accumulated amortization of $5,409 and $2,744	3,861	3,793
Deposits	120	98

Total other assets	279,080	45,184

Total assets	$356,842	$103,940

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$5,000	$11,280
Book overdrafts payable	—	1,395
Accounts payable	6,704	4,974
Accrued expenses	23,375	15,687
Members’ distribution payable	—	3,176

Total current liabilities	35,079	36,512
Long-term debt	190,000	13,469
Members’ equity	131,763	53,959

Total liabilities and members’ equity	$356,842	$103,940

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars)

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Net sales	$52,777	$203,899	$203,860	$136,855
Cost of sales	36,341	135,918	141,705	96,607

Gross profit	16,436	67,981	62,155	40,248
Selling, general and administrative expenses	10,168	37,721	36,031	30,026
Other (Note 13)	—	4,127	—	—

Income from operations	6,268	26,133	26,124	10,222

Other expense:
Interest expense	3,217	1,422	2,574	3,585
Amortization of deferred financing costs	391	267	301	198
Other, net	610	638	641	12

	4,218	2,327	3,516	3,795

Income from continuing operations	2,050	23,806	22,608	6,427

Loss from discontinued operations (Note 5)	—	—	—	439
Loss on disposal of discontinued operations	—	—	—	4,049

	—	—	—	4,488

Net income	$2,050	$23,806	$22,608	$1,939

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands of dollars)

	Class A Members	Class B Members	Total
Predecessor Basis
Members’ equity at January 1, 2001	$33,230	$826	$34,056
Management equity pool contributions	—	698	698
Redemption of members’ interests	(14)	(132)	(146)
Net income	1,890	49	1,939

Members’ equity at December 31, 2001	35,106	1,441	36,547
Management equity pool contributions	—	693	693
Member tax distributions declared	(5,657)	(232)	(5,889)
Net income	21,771	837	22,608

Members’ equity at December 31, 2002	51,220	2,739	53,959
Member tax distributions declared	(8,574)	(398)	(8,972)
Net income	22,893	913	23,806

Members’ equity at October 20, 2003	$65,539	$3,254	$68,793

Successor Basis
Issuance of members’ interest	$129,561	$—	$129,561
Management equity pool contributions	97	—	97
Cumulative translation adjustment	55	—	55
Net income	2,050	—	2,050

Members’ equity at December 31, 2003	$131,763	$—	$131,763

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Cash flows from operating activities:
Net income from continuing operations	$2,050	$23,806	$22,608	$6,427
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	637	2,696	2,897	2,175
Amortization	1,823	2,368	2,498	4,935
Loss on sale of equipment	1	108	—	844
Loss on Yucca lease termination	—	4,127	—	—
Changes in operating assets and liabilities, exclusive of business acquisitions:
Accounts receivable	3,818	(9,390)	(2,379)	(3,241)
Inventories	1,306	(2,950)	774	(317)
Prepaid expenses	(37)	480	(605)	62
Deposits	(28)	4	(59)	1
Accounts payable and other current liabilities	538	4,485	2,027	3,079

Net cash provided by operating activities	10,108	25,734	27,761	13,965

Cash flows from investing activities:
Acquisition of Norcraft Companies LLC, net of cash acquired of $1,327	(316,334)	—	—	—
Purchase of StarMark Inc., net of cash acquired of $106	—	—	(15,655)	—
Yucca capital lease termination	—	(5,000)	—	—
Purchase of property, plant and equipment	(1,690)	(1,428)	(1,772)	(1,124)
Proceeds from sale of property and equipment	2	212	—	—
Purchase of display cabinets	(432)	(2,300)	(2,349)	(1,786)

Net cash used in investing activities	(318,454)	(8,516)	(19,776)	(2,910)

Cash flows from financing activities:
Borrowings on senior subordinated notes payable resulting from Norcraft acquisition	150,000	—	—	—
Borrowings on bank term loan resulting from Norcraft acquisition	45,000	—	—	—
Borrowings on bank revolving loan resulting from Norcraft acquisition	5,000	—	—	—
Issuance of successor company members’ equity	129,561	—	—	—
Book overdrafts payable	(1,884)	489	(71)	854
Payment of financing costs	(11,900)	—	—	(219)
Payments on bank revolving loan	(5,000)	(48,990)	(58,179)	(45,999)
Borrowings on bank revolving loan	—	49,712	60,288	39,226
Payments on term loan A	—	(4,871)	(5,061)	(5,025)
Payments on term loan B	—	(4,550)	(2,887)	(110)
Payments on capital lease	—	(8)	(9)	(9)
Proceeds from issuance of member interests	97	—	693	698
Tax distributions to members	—	(8,972)	(2,713)	(146)

Net cash provided by (used in) financing activities	310,874	(17,190)	(7,939)	(10,730)

Cumulative translation adjustment	55	—	—	—

Cash flows from discontinued operations:
Operating activities	—	—	—	(379)
Investing activities	—	—	—	62
Financing activities	—	—	—	(7)

	—	—	—	(324)

Net increase in cash	2,583	28	46	1
Cash, beginning of period	—	59	13	12

Cash, end of period	$2,583	$87	$59	$13

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$1,052	$1,349	$2,667	$3,569

Supplemental disclosure of noncash financing activities:
Distributions declared but not paid	$—	$—	$3,176	$—

The accompanying notes are an integral part of the consolidated financial statements.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars)

1.    Basis of Presentation and Change in Reporting Entity

Norcraft Holdings LLC was formed on August 21, 2003 as a Delaware corporation to acquire all the outstanding membership units of Norcraft Companies LLC (“Predecessor”). On October 10, 2003, Norcraft Holdings LLC converted to a Delaware Limited Partnership and is now Norcraft Holdings, L.P. (“Holdings” or the “Company” or “Successor”). Holdings had no activity prior to its acquisition of Norcraft Companies LLC on October 21, 2003. Concurrent with the acquisition, Norcraft Companies LLC converted to a Delaware Limited Partnership and is now Norcraft Companies, L.P. (“Norcraft”).

Our general partner, Norcraft GP, L.L.C., a Delaware limited liability company, does not hold any equity interest in us or of Norcraft Companies L.P., but as a general partner of each entity, it controls both entities. Our general partner has not been capitalized and has no assets or liabilities as of December 31, 2003. Furthermore, our general partner has no commitment to fund cash flow deficits or furnish direct or indirect financial assistance to the Company. The members of our general partner are SKM Norcraft Corp., Trimaran Cabinet Corp. and Buller Norcraft Holdings, L.L.C.

The accompanying Successor consolidated financial statements include the accounts of Holdings, its 100% owned subsidiary Norcraft and its 100% owned subsidiaries, Norcraft Canada and Norcraft Finance Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying Predecessor financial statements include the accounts of Norcraft Companies LLC.

For purposes of presentation, the accompanying statements of operations and cash flows for the period January 1, 2003 through October 20, 2003 and for the years ended December 31, 2002 and December 31, 2001 reflect the operating results and cash flows of Norcraft Companies LLC prior to its acquisition by Holdings on October 21, 2003. The accompanying statements of operations and cash flows for the period from October 21, 2003 through December 31, 2003 reflect the operating results and cash flows of the Company subsequent to the acquisition.

The Predecessor financial statements have been presented at their historical cost basis. The Successor financial statements have been prepared giving effect to the purchase transaction, including recapitalization of the Company in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions, as a partial purchase (see Note 4).

2.    Nature of Company

The Company is a manufacturer and national distributor of kitchen and bathroom cabinetry to dealers, wholetailers, contractors, builders and home centers. Manufacturing is conducted from owned premises located in Kansas, Minnesota, North Carolina, South Dakota, Virginia and Winnipeg, Canada.

3.    Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Accounts Receivable and Concentrations of Credit Risk

The Company’s customers operate in the remodeling and housing industries and, accordingly, financial results are affected by market risks associated with cyclical trends and general conditions in those industries. Concentration of credit risk with respect to trade receivables is limited due to the number of customers and their geographic dispersion. The Company performs initial and periodic credit evaluations of its customers, generally does not require collateral, and maintains estimated allowances for potential credit losses.

Inventories

Inventories are carried at the lower of cost or market, with cost determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives: buildings and leasehold improvements – 20 years or the life of the underlying lease, factory equipment – 7 years, vehicles – 5 years, office and data processing equipment – 3 to 5 years.

Display Cabinets

The cost of cabinetry displays are capitalized when provided to the Company’s dealers and are amortized over 36 months, which represents the period they are expected to be on display for customer viewing.

Goodwill

Prior to 2002, goodwill, representing the excess of purchase price over the fair value of net assets acquired, was being amortized on a straight-line basis over fifteen years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets (SFAS No. 142).” Goodwill and intangible assets with indefinite lives are no longer amortized. SFAS No. 142 requires these assets’ carrying values be assessed annually, or when events or changes in circumstances indicate a potential impairment in relation to estimated fair market values. The Predecessor Company had no such impairment in 2003 or 2002.

The following adjusted financial information illustrates the impact of SFAS No. 142 on net income for 2001 as if SFAS No. 142 had been applied as of January 1, 2001:

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Reported net income	$2,050	$23,806	$22,608	$1,939
Goodwill amortization	—	—	—	3,408

Adjusted net income	$2,050	$23,806	$22,608	$5,347

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

In connection with the acquisition of the Norcraft Companies LLC membership units on October 21, 2003 (see Note 4), $148.5 million of goodwill resulted from the allocation of the purchase price. There was no impairment of goodwill during the period from October 21, 2003 to December 31, 2003.

Intangible Assets

Identifiable intangible assets consist of customer relationships and brand names. The customer relationship intangible asset is considered a definite lived intangible asset in accordance with SFAS 142 and is being amortized using the straight-line method over its estimated useful life of 15 years. Brand names, consisting of Mid Continent®, UltraCraft®, StarMark® and Fieldstone® are considered indefinite lived intangible assets under SFAS 142. Indefinite lived intangible assets are not amortized, rather annual assessments, or as events or circumstances indicate that the assets might be impaired, are made separately from goodwill to evaluate realizability of carrying values. The fair value of the indefinite-lived assets is determined for the annual impairment test using the Royalty Savings Method, which is a variation of the income approach.

Amortization expense related to customer relationships for the period from October 21, 2003 to December 31, 2003 of $869 is included in selling, general, and administrative expenses in the consolidated statement of income for the period. Annual amortization expense for each of the next five years is expected to be $4,467 per year.

It is the Company’s policy to value intangible assets at the lower of unamortized cost or fair value. Management reviews the valuation and amortization of intangible assets on a periodic basis, taking into consideration any events or circumstances that might result in diminished fair value. The Company periodically reviews the estimated useful lives of its identifiable intangible assets, taking into consideration any events or circumstances which might result in a diminished fair value or revised useful life.

Impairment of Long-lived Assets

The Company reviews the carrying value of the long-lived assets periodically to determine if facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. In the event that facts and circumstances indicate that an impairment may exist, the estimated future undiscounted cash flows associated with the assets would be compared to the asset’s carrying amount to determine whether a write-down is required. During the year ended December 31, 2001, the Predecessor Company incurred an impairment charge of $844 related to an under-utilized distribution facility. This charge represented the difference between the carrying value of the related assets and the estimated salvage value. The charge is included in selling, general and administrative expenses in the statement of income for the year ended December 31, 2001. In October 2001, Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144),” was issued. This pronouncement establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 was adopted January 1, 2002. The adoption of this standard did not have a material impact on the financial statements.

Deferred Financing Costs

Issuance costs are deferred and amortized to deferred financing expense using the interest method over the terms of the related debt. Amortization of such costs for the period from October 21, 2003 through December 31, 2003, the period from January 1, 2003 through October 20, 2003, and for fiscal years 2002 and 2001 totaled approximately $391, $267, $301 and $198, respectively.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Foreign Currency Translation

In accordance with Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of the Company’s Canadian operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses and gains and losses. Foreign currency translation adjustments are included in members’ equity as the local currency is the functional currency. Gains and losses from foreign currency denominated transactions are included in “other income” in the consolidated statement of operations.

Segment Information

The Company has three operating segments; they consist of Mid Continent, Ultra Craft and StarMark divisions. As all three segments have similar products, production processes, types of customers, distribution methods and economic characteristics and operate in identical positions with regards to regulatory requirements, the Company has deemed it appropriate to aggregate these operating segments into one reportable segment.

The single reportable segment operates in the manufacturing, assembling and finishing of kitchen and bathroom cabinetry in the United States and Canada. The Company sells its products primarily to kitchen and bath cabinetry dealers as well as to wholesale retailers, or wholetailers, and who in turn sell to end users in the repair and remodeling and new home construction markets. The Company also sells directly to home builders. The Company has national distribution capabilities for all of its brands through six manufacturing facilities, five service and distribution centers, two warehouses and five retail locations.

The Company’s product offering includes stock, semi-custom and custom cabinets. The Company’s business is conducted through three business divisions; Mid Continent Cabinetry, Ultracraft Cabinetry and StarMark Cabinetry as well as its subsidiary, Norcraft Canada. No single customer amounted to 10 percent or more of net sales.

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period January 1, 2003 through October 20, 2003	Years Ended December 31,
			2002	2001
Mid Continent cabinetry	$34,173	$128,864	$129,267	$107,366
UltraCraft cabinetry	8,121	33,172	31,004	29,616
StarMark cabinetry	11,071	45,797	47,181	—
Norcraft Canada	59	—	—	—
Elimination of inter-divisional and inter-company	(647)	(3,934)	(3,592)	(127)

	$52,777	$203,899	$203,860	$136,855

Revenue Recognition

Revenue is recognized upon delivery of product, which represents the point at which ownership transfers to the customer.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Shipping and Handling Costs

The Company classifies freight chargeback billings to customers as a component of net sales in the statement of income and the related cost is included as a component of cost of sales.

Advertising

The Company expenses all advertising costs as incurred. Advertising expense was $0 for the period October 21, 2003 through December 31, 2003, $304 for the period January 1, 2003 through October 21, 2003 and $270 and $143 for the years ended December 31, 2002 and 2001, respectively.

Volume-Based Incentives

These incentives typically involve rebates or refunds of a specified amount of cash consideration that are redeemable only if the customer completes a specified cumulative level of sales transactions. Under incentive programs of this nature, the Company estimates the anticipated rebate to be paid and allocates a portion of the estimated cost of the rebate to each underlying sales transaction with the customer. The estimated rebates are recorded as a reduction of revenue.

Marketing Programs

Under these arrangements the Company agrees to reimburse certain of its customers for a portion of the costs incurred by the customer to advertise and promote certain of the Company’s products. The Company recognizes the cost of cooperative advertising programs in the period in which the advertising and promotional activity takes place. The costs of these programs are generally included in selling, general and administrative expenses in the statement of income.

Product Warranties

The Company provides warranties for its products ranging from three years up to the life of the product. Estimated costs to be incurred for such warranties are provided for in the period of sale.

Income Taxes

The Company is a limited partnership, whereby the Company’s income is allocated to its limited partners for inclusion in their respective tax returns. Accordingly, no liability or provision for Federal income taxes and deferred income taxes attributable to the Company’s operations are included in the accompanying financial statements. However, the Company is subject to various state and local taxes.

Norcraft Companies LLC was a limited liability company, whereby its income was allocated to its members for inclusion in their respective tax returns. Accordingly, no liability or provision for Federal income taxes and deferred income taxes attributable to its operations was included in its financial statements. It was, however, subject to various state and local taxes.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value method prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation.” Compensation for stock awards, if any, is measured at the fair value of the award less any consideration received in exchange for the award.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4.    Acquisition Company

On October 21, 2003, the Company acquired all issued and outstanding membership units of Norcraft Companies, LLC. The total purchase price was $335.0 million including related acquisition costs of $15.5 million. The acquisition was funded through $150.0 million in senior subordinated notes, $50.0 million from a new senior credit facility and $135.0 million in equity investor cash, in-kind contributions and rollover of management equity.

The total purchase consideration has been allocated to the assets acquired and liabilities assumed, including identifiable intangible assets based on their respective fair values at the date of acquisition as determined by an independent valuation obtained by the Company. The purchase allocation resulted in goodwill of $148.5 million. Goodwill was assigned at the enterprise level and is deductible for income tax purposes.

The consolidated financial statements have been prepared giving effect to the purchase transaction in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions, as a partial purchase. Under EITF 88-16, 2.3% of the transaction is accounted for at the continuing members’ carryover basis resulting in a decrease in net assets acquired of $5.4 million.

The following table summarizes the purchase allocation based upon the estimated fair values of the assets acquired and liabilities assumed:

Cash		$1,327
Accounts receivable		27,881
Inventories		18,254
Prepaid expenses and other current assets		1,962
Property, plant and equipment		31,119
Other assets		15,985
Identifiable assets subject to amortization:
Customer relationships, 15 year life	$67,000
Identifiable intangible assets not subject to amortization:
Brand names	49,000

Total identifiable intangible assets		116,000
Goodwill		148,459

Total assets acquired		360,987

Accounts payable		7,700
Accrued other expenses		23,726

Total liabilities assumed		31,426

Net assets acquired		$329,561

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

On March 25, 2002, the Predecessor Company acquired substantially all of the assets and assumed certain liabilities of StarMark, Inc., SMI Retail Corp., and SMI Transportation Inc. (collectively referred to as “StarMark”) for cash consideration of approximately $14,840, exclusive of acquisition costs of approximately $921. The acquisition was funded through the Heller Financial revolving loan (Note 8). StarMark is a semi-custom manufacturer and national distributor of framed cabinetry. The acquisition was accounted for as a purchase and the accompanying financial statements include the results of StarMark’s operations since the acquisition date. The following table summarizes the purchase allocation based upon estimated fair values of the assets acquired and liabilities assumed:

2002
Current assets	$11,198
Property, plant and equipment	8,644
Capitalized displays	1,989
Deferred financing costs	401

Total assets acquired	22,232
Current liabilities	(6,471)

Net assets acquired	$15,761

Concurrent with the acquisition of StarMark, the Predecessor Company implemented plans to exit certain StarMark operations, including StarMark’s Kitchen and Bath Ideas Virginia retail store. Exit costs included approximately $1,056 for closing and severance costs related to these planned activities. Net income for the period January 1, 2003 through October 20, 2003 and the year ended December 31, 2002 includes $83 and $213 of net losses generated from the Virginia retail store, respectively. These losses include $18 and $40 of depreciation expense, respectively.

The following unaudited pro forma information presents the results of operations for the three years ended December 31, 2003 and assumes that the Norcraft and StarMark acquisitions referred to above occurred on January 1, 2002 and January 1, 2001, respectively. The unaudited pro forma results below are based on historical results of operations, include adjustments for depreciation, amortization and interest expense associated with the acquisitions and do not necessarily reflect actual results that would have occurred:

	2003	2002	2001
Pro forma net sales	$256,676	$214,518	$190,472
Pro forma net income	8,892	1,945	1,306

The pro forma amounts reflected above include one-time charges for incentive compensation associated with the sale of Norcraft Companies LLC of $2.1 million, the Yucca distribution center lease termination impairment charge of $4.1 million that was terminated in contemplation of the Acquisition and $0.4 million of acquisition cost paid by the predecessor.

5.    Discontinued Operations

On June 30, 2001, the Predecessor Company’s Board of Directors approved a Plan to discontinue the operations of Robinson Wood Products. The Plan involved the disposition of the Robinson Wood Products facility in 2001. The results of the discontinued operations have been accounted for under

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Accounting Principles Board Opinion No. 30 “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.”

The operating results of the discontinued operations are summarized as follows for the year ended December 31, 2001:

Net sales	$1,658
Operating expenses	(1,940)
Other expense, net	(157)

Loss from discontinued operations	(439)
Loss on disposal of discontinued operations	(4,049)

$(4,488)

6.    Inventories

Inventories consist of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Raw materials and supplies	$11,689	$9,653
Work in process	3,784	3,583
Finished goods	3,510	2,128

	18,983	15,364
Allowance for obsolescence	(2,035)	(1,866)

	$16,948	$13,498

7.    Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Land	$2,362	$1,283
Buildings and improvements	17,327	10,813
Capital lease buildings	—	4,399
Factory equipment	9,756	11,090
Vehicles	90	155
Office and data processing equipment	2,318	4,655
Construction in progress	952	229

	32,805	32,624
Less—accumulated depreciation	(637)	(8,527)

	$32,168	$24,097

Accumulated depreciation on the capital lease at December 31, 2002 was $626.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

8.    Accrued Expenses

Accrued expenses consists of the following at December 31 2003 and 2002:

	Successor 2003	Predecessor 2002
Salaries, wages and employee benefits	$14,394	$10,096
Commissions, rebates and marketing programs	3,188	3,614
Accrued interest	2,763	85
Other	3,030	1,892

	$23,375	15,687

9.    Product Warranties

Liabilities for product warranties as of December 31, 2003, October 20, 2003 and December 31, 2002:

	Successor For the Period October 21, 2003 through December 31, 2003	Predecessor For the Period January 1, 2003 through October 20, 2003	Predecessor 2002
Beginning balance	$408	$386	$104
Accruals for warranties—current	384	1,687	2,309
Acquisition of StarMark	—	—	504
Settlements made during the period	(420)	(1,665)	(2,531)

Ending balance	$372	$408	$386

10.    Long-Term Debt

Long-term debt consists of the following at December 31, 2003 and 2002:

	Successor 2003	Predecessor 2002
Revolving loan with Heller Financial, Inc. (“Heller”) (see below)	$—	$5,052
Term A note payable to Heller (interest at the LIBOR plus 3%, due in 14 ascending quarterly installments with final payment of the outstanding balance due on June 30, 2005)	—	7,239
Term B note payable to Heller (interest at the LIBOR plus 3.50%, due in 18 ascending quarterly installments with final payment of the outstanding balance due on June 30, 2006)	—	7,948
Capital lease related to a building with an implicit interest rate of 12%, maturing at July 2020	—	4,510
Senior subordinated notes payable (interest at 9%, due in 2011 with semi-annual interest payments)	150,000	—
Term note payable to the agent bank, UBS (interest at the LIBOR plus 3.25% due in 24 ascending quarterly installments with final payment of the outstanding balance due on October 20, 2010)	45,000	—

Total debt	195,000	24,749
Less—current portion	(5,000)	(11,280)

Long-term debt	$190,000	$13,469

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Future maturities of long-term debt at December 31, 2003 are as follows:

Year Ending December 31,	Amount
2004	$5,000
2005	5,000
2006	7,500
2007	7,500
2008	10,000
Thereafter	160,000

Total principal payments required	$195,000

Senior Subordinated Notes

On October 21, 2003, concurrent with the acquisition, an offering of $150 million, 9% senior subordinated notes (the “notes”) due in 2011 was completed by Norcraft and Norcraft Finance Corporation, co-issuers. Interest payments are required semiannually on May 1 and November 1, beginning on May 1, 2004. The notes are subordinated to all existing and future senior debt, including indebtedness under the new senior credit facility.

Subsequent to November 1, 2007, Norcraft has the option to redeem the notes, in whole or part, at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest. At any time prior to November 1, 2006, Norcraft may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of qualified equity offerings at a redemption price equal to 109% of the principal amount, plus accrued and unpaid interest.

If Norcraft experiences a change of control prior to November 1, 2007, they may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount plus a make-whole premium as defined.

If Norcraft experiences a change of control subsequent to November 1, 2007, it may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest.

Additionally, the terms of the notes limit Norcraft’s ability to, among other things, incur additional indebtedness, dispose of assets, make acquisitions, make other investments, pay dividends and make various other payments. The terms also include cross-default provisions.

Norcraft has issued a registration rights agreement in conjunction with the bond offering, whereby Norcraft agreed to file a registration statement within 210 days after the close of the offering that would enable note-holders to exchange their privately placed notes for publicly registered notes with substantially identical terms.

Senior Credit Facility

On October 21, 2003, concurrent with the acquisition of Norcraft Companies LLC by Holdings, Norcraft entered into a new $70 million senior credit facility with a third party for up to $25 million in available revolver funds and a $45 million term loan maturing on October 21, 2008. The senior credit

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

facility allows for up to $10 million in authorized letters of credit. The interest rates on these facilities are based on LIBOR or prime, plus a premium. The premium is based on the leverage ratio of Norcraft. At December 31, 2003, the revolver had an interest rate of LIBOR plus 2.75% and the term loan had a rate of LIBOR plus 3.25%. Borrowings under the senior credit facility are collateralized by substantially all of Norcraft’s assets. Approximately $3,450 of letters of credit were outstanding at December 31, 2003. The total available credit under the revolver at December 31, 2003 was $21,550.

The senior credit facility contains covenants which, among other things, limit: (i) additional indebtedness; (ii) dividends; (iii) capital expenditures and (iv) acquisitions, mergers and consolidations. The facility also contains certain financial covenants, including maximum leverage ratio, minimum interest coverage ratio and minimum fixed charge coverage ratio. Norcraft was in compliance with these covenants at December 31, 2003.

Norcraft’s senior credit facility and the indenture governing their senior subordinated notes each contain restrictions on their ability to pay dividends and make certain other payments to Norcraft Holdings, L.P. Pursuant to each arrangement, Norcraft Companies, L.P. may subject to certain limitations, pay dividends or make such payments in connection with (i) repurchases of certain capital stock of Norcraft Holdings, L.P. (ii) the payment by Norcraft Holdings, L.P. of taxes, costs and other expenses required to maintain its legal existence and legal, accounting and other overhead costs in the ordinary course of business and (iii) permitted income tax distributions by Norcraft Holdings, L.P. to its limited partners.

Predecessor Bank Debt

The Predecessor Company amended their Credit Agreement with Heller (as lender and agent) dated June 16, 1998 (“Agreement”) on March 25, 2002. Borrowings under the revolving loan were limited to the lesser of $27,000 or the sum of 85% of eligible accounts receivable and 65% of eligible inventories, as defined. Interest on the revolving loan was 6.25% at December 31, 2002. The revolving loan would have matured on May 31, 2005. Borrowings under the Agreement, which include the term notes payable, were collateralized by substantially all of the Predecessor Company’s assets. The Agreement contained covenants which required maintenance of certain financial ratios and limited various business transactions. At December 31, 2002, the Predecessor Company was not in compliance with certain covenants for which a waiver dated March 12, 2003 was received.

The Heller term notes required the Predecessor Company to make mandatory prepayments of 50% of the excess cash flow, as defined, for each fiscal year. A cash flow prepayment was required for the year ended December 31, 2002 and is included in the current portion of debt in the amount of $4,455.

Concurrent with the acquisition of Norcraft Companies LLC, all outstanding debt was repaid on October 21, 2003.

11.    Members’ Equity

At December 31, 2003, there were 135,137,133 Class A limited partnership units issued and outstanding. Class A limited partners are entitled to one vote per unit held. As provided in the Limited Partnership Agreement, income, gain, loss, deduction or credit are allocated to the members pro rata, in accordance with their respective percentage interests, except as required by the Internal Revenue Code and related regulations. The Limited Partnership Agreement also provides for the Company to make distributions to its limited partners for payment of federal and state income taxes arising from the Company’s operations.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

Predecessor Members’ Equity

At December 31, 2002, there were 1,435,357 Class A and 65,961 Class B member share interests issued and outstanding. Class A members were entitled to one vote per share interest held. As provided in the operating agreement, income, gain, loss, deduction or credit were allocated to the members pro rata, in accordance with their respective percentage interests, except as required by the Internal Revenue Code and related regulations. Concurrent with the acquisition the predecessor’s members’ shares were either acquired or converted into limited partnership units.

The Operating Agreement provided for the Predecessor Company to make distributions to its members for payment of federal and state income taxes arising from the Predecessor Company’s operations equal to 42% of the Company’s taxable income. Other distributions could have been made to members pro rata in accordance with their respective interests at the sole discretion of the Operating Board. As of December 31, 2002, the Predecessor Company had recorded a members’ distribution payable in the amount of $3,176.

Management Incentive Plan

The Company adopted a Management Incentive Plan (the “Plan”), which provides for the grants of incentive Class D membership units in Norcraft Holdings, L.P., to selected employees. Under the terms of the Plan the units begin to vest on the January 1, following the date of grant with 50% of the units vesting over a 5-year period and 50% over a 5-year period subject to the Company meeting certain performance based criteria in each of those years. Upon vesting, each unit entitles the unit holder the option to purchase one unit of the parent’s Class A units. All units will be issued with an exercise price equal to the then fair value of the parent’s Class A units. In connection with the acquisition, 5,149,147 units were granted with an exercise price of $1.00 per unit. The fair value of the options issued is valued based on the Black-Scholes option-pricing model. The fair value is reflected as compensation expense as the units vest.

The following table sets forth information about the fair value of the option grant on the date of grant using the Black-Scholes option-pricing model and the weighted average assumptions used for such grant:

Weighted-average fair value of options granted	$0.17
Dividend yield	0.0%
Risk-free interest rate	3.25%
Volatility	0.0%
Expected lives	5.86

A summary of stock option activity under the Plan for the period from October 21, 2003 through December 31, 2003 is as follows:

	Shares	Weighted- Average Exercise Price
Outstanding October 21	—	—
Granted	5,149,147	$1.00
Exercised	—	—
Forfeited/expired	—	—

Outstanding on December 31	5,149,147	$1.00

Exercisable on December 31	—	—

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

12.    Employee Benefit Plan

The Predecessor Company was a participant in the Pfingsten Partners, L.L.C. (an affiliate of a Class A member) 401(k) plan (a multiple employer plan) (the “Plan”). Certain professionals of Pfingsten Partners, L.L.C. served as trustees of the Plan. Substantially all employees of the Predecessor Company were eligible to participate in the Plan. The Plan, established under the provisions of Section 401(k) of the Internal Revenue Code, provides, among other things, for the Predecessor Company to make discretionary contributions. Predecessor Company contributions to the Plan for the period from January 1, 2003 to October 20, 2003 and for the years ended December 31, 2002 and 2001 were $520, $444 and $331, respectively. On September 15, 2003, the Predecessor Company transferred its participation in this plan to its own Norcraft 401(k) Retirement Plan (the “Norcraft Plan”).

The Norcraft Plan, established under the provisions of Section 401(k) of the Internal Revenue Code, provides, among other things, for the Company to make discretionary contributions. Company contributions to this plan for the period from October 21, 2003 to December 31, 2003 were $87.

13.     Related Party Transactions

The Company has an agreement with two of its majority limited partners, Saunders Karp & Megrue, LLC and Trimaran Fund Management, LLC to provide management services to the Company. Under the terms of the management agreement, the Company will pay a $1 million annual management fee plus reimbursement of any out-of-pocket expenses incurred. The agreement expires upon sale to an unaffiliated third party of substantially all of the Company’s assets or interests. Management fees charged to expense was $193 for the period October 21, 2003 through December 31, 2003. Additionally, the Company paid $3.3 million in transaction fees to its majority limited partners which have been recorded as deferred financing costs.

The Predecessor Company had an agreement with Pfingsten Partners, L.L.C., an affiliate of a Class A member, to provide management services to the Company. The agreement expired upon the sale of the Predecessor Company on October 21, 2003. Management fees charged to expense was $270 for the period January 1, 2003 through October 20, 2003 and $324 for each of the years ended December 31, 2002 and 2001.

In August 2003, the Predecessor Company distributed $6.0 million to existing equity holders who subsequently purchased the property underlying the capital lease for the Yucca distribution center for $5.7 million. On August 29, 2003, the Predecessor Company terminated the capital lease and entered into a new short-term lease for this distribution center. Because the $5.7 million purchase price for the Yucca distribution center exceeded the estimated fair value of the property, for financial statement presentation purposes, the Predecessor Company recognized a net loss of approximately $4.1 million in August 2003, representing a lease termination expense and the effect of removing from its financial statements the asset and obligation under the capital lease.

14.    Leases

The Company leases its corporate office and distribution facilities under operating leases expiring on various dates. In addition to the base rent, certain leases require the Company to pay as additional rent a portion of the real estate taxes and common area expenses of the leased premises. Total rent expense was $284 for the period October 21, 2003 through December 31, 2003, $981 for the period January 1, 2003

NORCRAFT HOLDINGS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands of dollars)

through October 20, 2003 and $738 and $708 for the years ended December 31, 2002 and 2001, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2003, are as follows:

Year Ending December 31,	Amount
2004	$927
2005	573
2006	403
2007	—
2008	—

$1,903

15.    Unaudited Supplemental Quarterly Data

The following unaudited quarterly consolidated financial data is presented for the period from October 21, 2003 to December 31, 2003 (successor basis), the period from October 1, 2003 to October 20, 2003 and the fourth quarter of 2002 (predecessor basis).

	Successor	Predecessor
	For the Period October 21, 2003 through December 31, 2003	For the Period October 1, 2003 through October 20, 2003	Fourth Quarter 2002
Net sales	$52,777	$13,850	$53,763
Cost of sales	36,341	8,748	36,059

Gross profit	16,436	5,102	17,704
Selling, general and administrative expenses	10,168	5,172	9,545

Income (loss) from operations	6,268	(70)	8,159

Other expense:
Interest expense	3,217	103	577
Amortization of deferred financing costs	391	18	83
Other, net	610	72	(139)

	4,218	193	521

Net income (loss)	$2,050	$(263)	$7,638

16.    Subsequent Event

On August 12, 2004 the Company and Norcraft Capital Corp., a 100% owned finance subsidiary of the Company issued, on a joint and several basis, $118 million aggregate principal amount at maturity ($80.3 million gross proceeds) of 9 3/4% Senior Discount Notes due 2012. The net proceeds of this offering were used to make a distribution to the Company’s limited partners. Norcraft Capital Corp. was formed on August 12, 2004 and has no operations.

NORCRAFT HOLDINGS, L.P

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	Successor
	June 30, 2004	December 31, 2003
ASSETS
Current assets:
Cash	$321	$2,583
Trade accounts receivable, net	35,459	24,063
Inventories	22,361	16,948
Prepaid expenses	1,831	2,000

Total current assets	59,972	45,594

Property, plant and equipment, net	33,597	32,168

Other assets:
Goodwill	148,459	148,459
Customer relationships, net	63,898	66,131
Brand names	49,000	49,000
Deferred financing costs, net	10,265	11,509
Display cabinets, net	5,740	3,861
Deposits	109	120

Total other assets	277,471	279,080

Total assets	$371,040	$356,842

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Book overdrafts payable	1,254	—
Accounts payable	9,533	6,704
Accrued expenses	18,802	23,375
Members’ distribution payable	580	—

Total current liabilities	35,169	35,079
Long-term debt	187,500	190,000
Members’ equity	148,371	131,763

Total liabilities and members’ equity	$371,040	$356,842

See notes to condensed consolidated financial statements.

NORCRAFT HOLDINGS, L.P

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2004 Successor	2003 Predecessor
Net sales	$156,683	$120,470
Cost of sales	104,626	80,465

Gross profit	52,057	40,005
Selling, general and administrative expenses	28,511	21,009

Income from operations	23,546	18,996

Other expense:
Interest expense	7,977	963
Amortization of deferred financing costs	1,244	166
Other, net	(89)	383

	9,132	1,512

Net income	$14,414	$17,484

See notes to condensed consolidated financial statements.

NORCRAFT HOLDINGS, L.P

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(in thousands)

(unaudited)

Successor Basis
Members’ equity at December 31, 2003	$131,763
Issuance of members’ interest	3,028
Tax dividend accrual	(580)
Cumulative translation adjustment	(254)
Net income	14,414

Members’ equity at June 30, 2004	$148,371

See notes to condensed consolidated financial statements.

NORCRAFT HOLDINGS, L.P

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Six Months Ended June 30,
	2004 Successor	2003 Predecessor
Cash flows from operating activities:
Net income	$14,414	$17,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,012	1,506
Amortization:
Customer relationships	2,233	—
Deferred financing costs	1,244	166
Display cabinets	1,359	1,260
Gain on sale of equipment	(3)	(5)
Change in operating assets and liabilities:
Accounts receivable	(11,408)	(6,460)
Inventories	(5,432)	(1,198)
Prepaid expenses	169	(624)
Other assets	4	(1)
Accounts payable and accrued liabilities	1,135	1,612

Net cash provided by operating activities	5,727	13,740

Cash flows from investing activities:
Proceeds from sale of property and equipment	13	205
Purchase of property, plant and equipment	(3,647)	(1,012)
Purchase of display cabinets	(3,231)	(1,584)

Net cash used in investing activities	(6,865)	(2,391)

Cash flows from financing activities:
Book overdrafts payable	1,254	(91)
Payments on Bank Revolving Loan	(3,500)	(28,730)
Borrowings on Bank Revolving Loan	3,500	30,807
Payments on term loan	(2,500)	(6,122)
Payments on capital lease	—	(5)
Proceeds from issuance of members interest	153	—
Tax distributions to members	—	(7,149)

Net cash used in financing activities	(1,093)	(11,290)

Cumulative translation adjustment	(31)	—

Net (decrease) increase in cash	(2,262)	59
Cash, beginning of the period	2,583	59

Cash, end of period	$321	$118

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$8,297	$1,008

Supplemental disclosure of non-cash transactions:
Tax distributions declared but not paid	$580	$—

Members’ interest issued for consideration other than cash	$2,874	$—

See notes to condensed consolidated financial statements.

NORCRAFT HOLDINGS, L.P

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1.    Basis of presentation

The accompanying financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the interim consolidated financial statements included herein should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003. The interim condensed consolidated financial statements as of June 30, 2004 and for the six months ended June 30, 2004 (successor) and 2003 (predecessor) include all normal recurring adjustments which management considers necessary for fair presentation. The Company was purchased on October 21, 2003. The predecessor financial statements have been presented at their historical cost basis. The successor financial statements have been prepared giving effect to the purchase transaction, including capitalization of the company in accordance with EITF 88-16, Basis in Leveraged Buyout Transactions, as a partial purchase. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year.

2.    New Accounting Pronouncements

In January 2003, the FASB issued FIN 46, “Consideration of Variable Interest Entities an Interpretation of ARB No. 51.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. We do not have ownership in any variable interest entities and will apply the consolidated requirements of FIN 46 in future periods if we acquire an interest in a variable interest entity.

3.    Comprehensive Income

The Company’s comprehensive income was $9.3 million and $14.1 million for the three and six months ended June 30, 2004, respectively, and $9.5 million and $17.5 million for the three and six months ended June 30, 2003, respectively. Comprehensive income differs from net income for the three and six months ended June 30, 2004 due to fluctuations in the unrealized loss on the foreign currency translation of the Company’s Canadian subsidiary.

4.    Stock-based compensation

The Company applies Statement of Accounting Standards No. 123 in accounting for stock options and measures the compensation cost at the grant date based on the fair value of the award and recognizes the cost over the vesting period. Compensation expense related to stock options was $0.2 million for the six months ended June 30, 2004, with no such expense in 2003.

NORCRAFT HOLDINGS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Inventories

Inventories consist of the following:

	Successor
	June 30, 2004	December 31, 2003
Raw materials and supplies	$13,305	$11,689
Work in process	6,232	3,784
Finished goods	5,124	3,510

	24,661	18,983
Allowance for obsolescence	(2,300)	(2,035)

	$22,361	$16,948

6.    Long-term debt

Long-term debt consists of the following:

	Successor
	June 30, 2004	December 31, 2003
Senior subordinated notes payable (due in 2011 with semi-annual interest payments at 9%)	$150,000	$150,000
Term note payable to the agent bank, UBS (interest at the LIBOR plus 3.25% due in 24 ascending quarterly installments with final payment of the outstanding balance due on October 20, 2010)	42,500	45,000

Total debt	192,500	195,000
Less—current portion	(5,000)	(5,000)

Long-term debt	$187,500	$190,000

7.    Accrued expenses

Accrued expenses consist of the following:

	Successor
	June 30, 2004	December 31, 2003
Salaries, wages and employee benefits	$9,469	$14,394
Commissions, rebates and marketing programs	3,904	3,188
Interest	2,380	2,763
Other	3,049	3,030

	$18,802	$23,375

8.    Subsequent Event

On August 12, 2004 the Company and Norcraft Capital Corp., a 100% owned finance subsidiary of the Company issued, on a joint and several basis, $118 million aggregate principal amount at maturity ($80.3 million gross proceeds) of 9 3/4% Senior Discount Notes due 2012. The net proceeds of this offering were used to make a distribution to the Company’s limited partners. Norcraft Capital Corp. was formed on August 12, 2004 and has no operations.

$118,000,000

NORCRAFT HOLDINGS, L.P.

NORCRAFT CAPITAL CORP.

9 3/4% Senior Discount

Notes due 2012

PROSPECTUS

Until January 24, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.